# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON D.C. 20549

### FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _____ to _____.**

**Commission file number: 001-41507**

# NEXALIN TECHNOLOGY, INC.
## (Exact name of Registrant as specified in its charter)

| Delaware | 27-5566468 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

| 1776 Yorktown, Suite 550 Houston, TX | 77056 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code: (832) 260-0222**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Common stock, par value $0.001 per share | NXL | The Nasdaq Capital Market |

Securities registered pursuant to Section 12(g) of the Securities Exchange Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of large accelerated filer, accelerated filer, smaller reporting company, and emerging growth company in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large Accelerated Filer | ☐ | Accelerated Filer | ☐ |
| Non-Accelerated Filer | ☒ | Smaller Reporting Company | ☒ |
| | | Emerging Growth Company | ☒ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of registrant was $14,732,207 based upon the closing sale price of the common stock as reported by The Nasdaq Capital Market. Solely for purposes of this calculation, all executive officers and directors of the registrant are considered affiliates.

As of March 23, 2026 there were 20,581,646 shares of the Registrant's common stock outstanding.

### DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K (*e.g.*, Part I, Part II, etc.) into which the document is incorporated: (1) Any annual report to security holders; (2) Any proxy or information statement; and (3) Any prospectus filed pursuant to Rule 424(b) or (c) under the Securities Act of 1933.

**None.**

# TABLE OF CONTENTS

**SPECIAL CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K ("Report") of Nexalin Technology, Inc. and its subsidiaries (the "Company," "Nexalin," "we," "us" and "our") contains forward-looking statements that are based on management's belief and assumptions on information currently available to management. All statements other than statements of historical fact are forward-looking statements, including projections of financial performance; statements of plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to products or services; any statements regarding future economic conditions or performance; any statements of assumptions underlying any of the foregoing; and any other statements that address activities, events or developments that Nexalin intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements may be characterized by terminology such as "believe," "continue," "anticipate," "aim," "expect," "could," "should," "may," "might," "objective," "intend," "plan," "will," "estimates," "projects," "strategy" and similar expressions. These statements are based on assumptions and assessments made by the Company's management in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes to be appropriate. Any such forward-looking statements are not guarantees of future performance (financial or operating), and actual results, developments and business decisions may differ materially from those envisioned by such forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that include but are not limited to the following:

- our plans to develop and commercialize our products;

- our planned clinical trials for our products;

- the timing of the availability of data from our clinical trials;

- the timing of our planned regulatory filings;

- the timing of and our ability to obtain and maintain regulatory approvals for our products;

- the clinical utility of our products and their potential advantages compared to other treatments and/or devices;

- our commercialization, marketing and distribution capabilities and strategy;

- our ability to establish and maintain arrangements for the manufacture of our products;

- our ability to establish and maintain collaborations and to recognize the potential benefits of such collaborations;

- our estimates regarding the market opportunities for our products;

- our ability to remediate material weaknesses in our internal controls over financial reporting;

- our intellectual property position and the duration of our patent rights;

- our estimates regarding future expenses, capital requirements and needs for additional financing; and

- other risks and uncertainties, including those set forth under Part I, Item 1A, "Risk Factors", in this Annual Report on Form 10-K and in our other SEC filings.

These forward-looking statements represent our intentions, plans, expectations, assumptions, and beliefs about future events and are subject to risks, uncertainties, and other factors, including unpredictable or unanticipated factors that we have not discussed in this Report. We urge you to refer to the "Risk Factors" section of this Report for a discussion of other important factors, many of which are outside of our control, that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Report will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. Considering the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this Report represent our views as of the date of this Report. We anticipate that subsequent events and developments will cause our views to change; however, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Report.

**RISK FACTORS SUMMARY**

The following is a summary of the principal risks that could materially adversely affect our business, results of operations and financial condition, all of which are more fully described in Item 1A, "Risk Factors." This summary should be read in conjunction with the "Risk Factors" section contained herein and should not be relied upon as an exhaustive summary of the material risks facing our business, as it does not address all of the risks that we face.

**Risks Related to Our Financial Position and Capital Needs**

- We expect to continue to incur significant expenses and operating losses over the next several years and may never achieve or maintain profitability.

- Our independent auditor's report states there is substantial doubt about our ability to continue as a going concern, which is highly dependent upon executing our business plan and obtaining additional financing.

- We have a limited operating history and have had only limited sales of our products and services to date, which may make it difficult to evaluate our business prospects and future performance.

- We will need to raise substantial additional capital to fund our operations, including to continue preclinical and clinical development, pursue regulatory approvals, and to commercialize our products, which may not be available on acceptable terms, or at all.

- Future capital raises through equity offerings will dilute existing stockholders' ownership interests, and debt financing may involve restrictive covenants limiting our ability to take specific actions.

**Risks Related to Development of Our Products and Preclinical Program**

- We depend on the success of our Gen-2 SYNC and Gen-3 HALO devices, which are currently in clinical development but have not completed advanced clinical trials. If we fail to obtain regulatory approval for these products or experience significant delays, we may never become profitable.

- Success in preclinical studies or early clinical trials does not ensure that later clinical trials will generate the same results.

- We may experience delays or difficulties enrolling patients in clinical trials, which could delay or prevent receipt of necessary regulatory approvals.

**Risks Related to Our Dependence on Third Parties**

- We rely on third parties, including research institutions and our joint venture partner Wider in China, to conduct clinical trials for our products and these third parties may not perform satisfactorily, meet deadlines, or comply with applicable regulatory requirements.

- We rely on collaborations with third parties for quality assurance, manufacturing, and other activities. If we fail to maintain these relationships, we may need to perform these activities at our sole expense or may not find other collaborators on acceptable terms.

**Risks Related to the Commercialization of Our Products**

- Even if our products receive marketing approval, they may fail to achieve market acceptance by healthcare providers, physicians, patients, and third-party payors necessary for commercial success.

- Coverage and adequate reimbursement may not be available for our products from third-party payors, including government health administration authorities and private health insurers, which may negatively impact the demand for, or the price of, our products.

- We face competition from other companies, many of which have greater financial and human resources than we have, more established sales, marketing and distribution capabilities, and more experience in research and development.

- Product liability lawsuits against us could cause us to incur substantial liabilities and limit commercialization of our products.

**Risks Related to Our Business and Managing Our Growth**

- Our future success depends on our ability to retain key executives and attract, retain and motivate qualified scientific, clinical, commercialization, and sales and marketing personnel, the loss of one or a combination of key employees could impede our research, development and commercialization objectives.

- As clinical development progresses, we expect significant growth in employees and the scope of our operations, which we may not be able to effectively manage.

**Risks Related to Doing Business in China**

- Our Joint Venture in China is subject to certain regulatory, political, economic, and legal risks.

- The PRC legal system is based on written statutes with limited precedential value from court decisions. Interpretation and enforcement of laws and regulations involve uncertainties, and it may be difficult to enforce our contractual or intellectual property rights in China.

- Recent changes in U.S. trade policy, including tariffs and trade restrictions on goods from China, could increase our manufacturing costs and make our products less competitive. China has retaliated with tariffs on U.S. goods, which may further disrupt our supply chain.

- We may be subject to PRC laws relating to data security, cybersecurity reviews, and restrictions over foreign investments. The Joint Venture may be subject to regulatory inspection, review, or enforcement actions by Chinese authorities.

**Risks Related to Our Intellectual Property**

- We may be unable to obtain or maintain adequate patent protection for our technologies and products.

- We may become involved in expensive and time-consuming lawsuits to protect or enforce our patents, trademarks, copyrights or other intellectual property.

- Third parties may assert intellectual property claims against us.

- We rely on trade secrets and unpatented know-how to maintain our competitive position. Despite confidentiality agreements, parties may breach these agreements and disclose our proprietary information, and competitors may independently develop equivalent know-how.

**Risks Related to Regulatory Approval of Our Products and Other Legal Compliance Matters**

- The regulatory approval process with the FDA and foreign regulatory agencies is expensive, time-consuming and uncertain.

- Failure to obtain marketing approval in foreign jurisdictions would prevent our products from being marketed in those territories.

- Even if we obtain marketing approval, approved products are subject to ongoing review and extensive regulation, including post-marketing studies, surveillance, and compliance with advertising and promotion requirements.

- Our business activities may be subject to the U.S. Foreign Corrupt Practices Act (FCPA), anti-bribery laws, export controls, trade sanctions and import regulations, violations could result in fines, criminal sanctions, and prohibitions on offering our products in certain countries.

- We may be subject to healthcare fraud and abuse laws, including the federal Anti-Kickback Statute and the federal False Claims Act, which could constrain our business arrangements and expose us to civil, criminal and administrative penalties.

**Risks Related to Ownership of Our Common Stock and Our Status as a Public Company**

- The trading price of our common stock has been and is likely to continue to be volatile.

- On January 21, 2026, we received notice that we are not in compliance with the Nasdaq minimum bid price requirement of $1.00 per share. If we fail to regain compliance by July 20, 2026, or any extended deadline, our common stock could be delisted.

- Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and Section 203 of the Delaware General Corporation Law, could discourage, delay or prevent a merger, acquisition or other change in control of our company.

- As an emerging growth company and smaller reporting company, we rely on exemptions from certain disclosure requirements, which may make our common stock less attractive to investors and result in a less active trading market and more volatile stock price.

- We have identified material weaknesses in our internal controls over financial reporting, including insufficient segregation of duties due to limited accounting personnel and insufficient IT controls, which if not remediated, these weaknesses could result in material misstatements of our financial statements.

**PART I**

**Item 1. Business**

*Overview*

Nexalin is headquartered, and maintains its base of management and operations, in Houston, Texas. We design and develop innovative neurostimulation products to uniquely and effectively help combat the ongoing global mental health epidemic. We developed an easy-to-administer medical device — referred to as "Generation 1" or "Gen-1" — that utilizes bioelectronic medical technology to treat anxiety, insomnia and depression without the need for drugs or psychotherapy. Our original Gen-1 devices are cranial electrotherapy stimulation (CES) devices that emit a waveform at 4 milliamps during treatment and are presently classified by the U.S. Food and Drug Administration (the "FDA") as a Class II device.

Medical professionals in the United States have utilized the Gen-1 device to administer treatment to patients in clinical settings. While the Gen-1 device had been cleared by the FDA to treat depression, anxiety, and insomnia, three prevalent and serious diseases, because of the FDA's December 2019 reclassification of CES devices, the Gen-1 device was reclassified as a Class II device for the treatment of anxiety and insomnia. We are required to file a new application under Section 510(k) of the Federal Food, Drug and Cosmetic Act ("510(k) Application") to be approved by the FDA for the sales and marketing of our devices for the treatment of anxiety and insomnia. In the FDA's December 2019 reclassification ruling, the treatment of depression with our device will require a Class III certification and require a new PMA (premarket approval) and/or a new De Novo application to demonstrate safety and effectiveness.

While we continue providing services to medical professionals to support patients' use of the Gen-1 devices which were in operation prior to December 2019, we are not making new sales or new marketing efforts of Gen-1 devices in the United States. We continue to derive revenue from devices which we sold or leased prior to the FDA's December 2019 reclassification announcement. This revenue consists of monthly licensing fees and payments for the sale of electrodes and patient cables. We have paused marketing efforts for new sales of our Gen-1 device for treatment of anxiety and insomnia in the United States.

The waveform that comprises the basis of our "Generation 2", "Gen-2", "Gen-2 SYNC" or "SYNC" and new "Generation 3", "Gen-3", "Gen-3 HALO" or "HALO" headset devices are in Q-submission process for review by the FDA. This process allows Nexalin to get clear, specific, written feedback from the FDA on indications, device classification and clarity on the regulatory pathway and improves the efficiency and predictability of the regulatory pathway. Determinations of the safety and efficacy of our devices in the United States are solely within the authority of the FDA. We plan to conduct clinical trials for the HALO and SYNC devices in the U.S. and we continue to consult with the FDA as part of the pre-submission process. If and when we obtain FDA clearance for the HALO and SYNC devices, we intend to extend the development and commercialization of our devices for sale in the U.S. and other territories, given the potential unmet demand for the treatment of mental health conditions.

*Our Technology*

Gen-2 SYNC and Gen-3 HALO:

Beginning in 2019, Nexalin engineers began the testing and design of a new 15 milliamp waveform that became the basis of our new Gen-2 or SYNC and Gen-3 or HALO medical devices. Today, the Gen-2 is branded under a new trademark name known as "SYNC", the Gen-3 is branded under a new trademark name known as "HALO".

We plan to conduct clinical trials for the Gen-2 SYNC and Gen-3 HALO devices in the U.S. and we will continue to consult with the FDA as part of the pre-submission process.

All determinations of the safety and efficacy of our devices in the United States are solely within the purview of the FDA.

Nexalin's new advanced waveform technology will be emitted at 15 milliamps through our new and improved medical devices referred to as Gen-2 SYNC and Gen-3 HALO. The new Gen-2 SYNC is a clinical use device with a modern enclosure emitting the new 15 milliamp advanced waveform. The Gen-3 HALO is a new patient headset that is intended to be prescribed by licensed medical professionals in a virtual clinic setting similar to existing tele-health platforms. The Nexalin research team believes that the new 15 milliamp Gen-2 SYNC and Gen-3 HALO devices can penetrate deeper into the brain and stimulate deep brain structures that contribute to or cause mental illness, which we believe will generate enhanced patient response without any risk or unpleasant side effects. The Nexalin regulatory team is developing strategies for pilot trials and/or pivotal trials for various mental health disease states. In addition, we continue to review internally for a strategy for a new PMA application in the United States for the treatment of depression utilizing both Gen-2 SYNC and Gen-3 HALO. We plan to execute additional pilot trials and/or pivotal trials for the new Gen-3 HALO device for anxiety and insomnia in the United States, Brazil and China throughout 2026.

The University of California, San Diego ("UCSD") conducted a clinical study evaluating Nexalin's Gen-2 SYNC device, which provided positive results in reducing pain in veteran patients with Mild Traumatic Brain Injury (mTBI). Preliminary data provided by UCSD and recent published data from Asia supports the safety of utilizing our 15 milliamp waveform technology. However, the determination of safety and efficacy of medical devices in the United States is subject to clearance by the FDA.

Currently, the waveform that comprises the basis of Gen-2 and new Gen-3 headset devices has been tested in research settings to develop safety data that has been submitted for review by the FDA for safety evaluation and eventual marketing in the United States and around the world. Determinations of the safety and efficacy of our devices in the United States are solely within the purview of the FDA.

In October 2025, the FDA formally accepted our Q-Submission ("Q-Sub") related to the Company's Gen-2 Console ("SYNC") system for the treatment of Alzheimer's disease and dementia. The Company met with the FDA in November 2025 and continues to have discussions to develop a strategy and protocol. The acceptance of the Company's request for interaction with the FDA with respect to its Gen-2 SYNC system represents a significant step toward Nexalin's goal of achieving FDA authorization to begin U.S. clinical studies targeting Alzheimer's and dementia — two of the most urgent unmet needs in healthcare. The Q-Submission process enables structured dialogue with and feedback from the FDA to discuss proposed clinical trial design, study endpoints, and regulatory pathway for evaluating the Gen-2 SYNC system as a potential non-invasive therapy for these debilitating neurodegenerative conditions, as well as for mild to moderate cognitive impairment (MCI) associated with Alzheimer's disease.

A new pre-submission document in preparation of a new 510(k) and/or De Novo application for our Gen-3 HALO headset at 15 milliamps was filed with the FDA in January of 2023. Formal comments to our pre-submission document filing were received in March 2023. A formal meeting to address FDA comments took place on May 9, 2023. Minutes of the meeting with the FDA were filed with the FDA on May 16, 2023.

A second FDA pre-submission document was submitted on February 13, 2024. FDA comments to this second pre-submission document were received on April 26, 2024. A formal teleconference was held with the FDA on April 26, 2024. The Nexalin regulatory team and the FDA came to a consensus on the Insomnia Clinical research protocols for insomnia assessment scales and timeline end points and patient population size.

In February 2026, the Company entered into a short-term start-up agreement with Lindus Health Limited to support limited clinical trial preparation activities while a broader services agreement is under negotiation. The agreement is limited in scope and duration, and no patients may be enrolled or clinical data collected unless a definitive agreement is executed.

All our products are non-invasive, safe and undetectable to the human body and can provide relief to those afflicted with mental health issues without adverse side effects. We have a proprietary and protected design that stabilizes currents, electromagnetic fields, and various frequencies — referred to collectively as a waveform — particularly our proprietary, 15 milliamp patented waveform. Additionally, our devices generate a high frequency carrier wave for deeper penetration into the brain. It is applied to the brain with an array of electrodes on the forehead and behind each ear at the mastoid. The features of this proprietary waveform and the array of electrodes allow the application of the waveform to the entire brain rather than a small, targeted area of the brain. To ensure deeper penetration into the brain, our new advanced waveform is undetectable which allows the increased power from < 4 mAmps to 15 mAmps, more than a 400% increase without incurring any patient discomfort, risk, or adverse side effects. By increasing the power, our waveform can penetrate deeper into the brain and stimulate deep mid-brain structures associated with mental illness. Our research and clinical teams believe that a more powerful waveform will create a stronger response in the brain. A stronger response creates a higher level of efficacy. This entire proprietary technique allows Nexalin to provide a non-invasive frequency based waveform that provides a comfortable treatment, that is undetectable to the patient and is more powerful than other stimulation devices on the market. Current pilot study protocols and randomized clinical trials have been designed and submitted to the FDA to provide feedback on final reports and data sets for the purpose of safety and efficacy evaluations in the future.

Strategic plans are in development to use the data from these clinical trials to support an application for the CE-mark of our SYNC clinical and HALO headset devices in the European Union.

The global rise in mental health and cognitive disorders is causing widespread suffering and hardship. These conditions have far-reaching consequences for individuals, families, and communities. Our focus is on the continued development of our innovative bioelectronic medical technologies and regulatory approval. Our intention is to help reverse these losses, and the hardships of these losses, by safely and effectively treating various mental health disorders associated with post Covid and long Covid mental disease states.

Beyond the well-known safety, efficacy, and side-effect concerns surrounding conventional mental health treatments such as Electro-Convulsive Therapy (ECT), drugs, and psychotherapy, the stigma associated with mental illness continues to hinder individuals from seeking the help they need. We have received industry reports and feedback that many patients that struggle with mood disorders have the stigma of embarrassment associated with psychiatrists and psychotherapy (e.g., counselling with a therapist). Additional stigmas and other issues are associated with the side effects and dependence of medication prescribed by psychiatrists.

To address the embarrassment stigma, we are developing a new virtual clinic that will allow the physician to diagnose a mental health issue in the privacy of a tele-psychiatry virtual platform. After diagnosis, the physician can prescribe the Nexalin Gen-3 HALO headset to the patient for treatment. Next, the HALO device will be shipped to the patient's home. After the patient receives the device, they will pair the headset device with an app in the patient's smart phone. The app will communicate with the Nexalin cloud servers to authorize the device for treatment according to the protocol designed by the physician. The physician will monitor treatment compliance and other health related issues in a private physician dashboard that connects through the Nexalin app and cloud servers. We believe that to preserve product safety and integrity for home use, the headset device will require physician oversight that will include a prescription for use with a monthly authorization provided by the physician after a monthly virtual visit. All appointments will be in a virtual setting to provide privacy and convenience for the physician and patient. The Nexalin virtual clinic will be provided in a proprietary virtual platform currently in the design stage.

In February 2026, the Company entered into a non-binding memorandum of understanding with GreenLight Venture LLC to evaluate a potential strategic collaboration. The memorandum of understanding is preliminary in nature and does not create any binding obligations. There can be no assurance that the discussions will result in a definitive agreement or transaction.

Our original China Gen-2 15 milliamp device was approved in China by the China National Medical Products Administration (the "NMPA") for the treatment of insomnia and depression in China. This device and all other clinical devices will include single use electrodes for long term revenue streams. The USA Gen-2 SYNC device bears a fresh and modern appearance that meets the current technology standards of the digital tech world. Early adopters of the Gen-1 device will be able to access additional firmware upgrades which are planned to enhance the previously purchased and leased devices to the new symmetric 15-milliamp waveform. Our Gen-2 SYNC device will be equipped with Radio Frequency Identification (RFID) technology that exchanges electrode usage data with a reader in the main device. The purpose of RFID is to track and maintain control of the proprietary single use electrode. Our electrode chip will be programmed to exchange data with the device and allow activation for a single treatment with a new electrode only. This ensures a recurring revenue stream on the device and protects against any generic knockoffs designed to avoid treatment costs. This upgrade in technology also ensures the proprietary nature of the electrodes that support treatment outcomes.

Overall, we believe that our advanced waveform, technological upgrades and the development of a modern headset monitored with our IT management platform will position us with the opportunity to disrupt the traditional mental health treatment model. Our mission is to remove the stigma of expensive psychotherapy or pharmaceuticals with the attendant side effects and dependency issues and replace such stigma with clinically proven and cost-effective technology that is easily accessible in the privacy of the patient's home and monitored by licensed healthcare providers.

Historically, significant aspects of our ongoing clinical trials were conducted in Asia with Wider Come Limited ("Wider").

*Military & Government*

In addition to our core business model, we have also formed a Military & Government Advisory Board aimed at fostering and enhancing relationships within and throughout United States federal government and public sector organizations, including the U.S. Department of Defense, U.S. Department of Veterans Affairs, and U.S. Department of Health and Human Services. In conjunction with our ongoing clinical trials, our goals include the broad deployment of our devices within the U.S. military and government agencies.

*Oman*

The Sultanate of Oman's Ministry of Health has granted the approval for use of our Gen-2 device.

*Brazil*

On June 13, 2024, the Company announced that our Gen-2 device had been granted regulatory approval by the Brazilian Health Regulatory Agency, a regulatory body of the Brazilian government responsible for approving new drugs and medical devices.

*Formalized Joint Venture; China Related Activities*

On May 31, 2023, the Company formalized an agreement related to the formation of a joint venture (the "Joint Venture") established to engage in the clinical development, marketing, sale and distribution of Nexalin's Gen-2 devices in China and other countries in the region. The Joint Venture is registered in Hong Kong.

Through December 31, 2025, the Company has no employees or office in China and none of the Company's operations are conducted in China. The Joint Venture does not maintain any variable interest entity structure or operate any data center in China.

Under the Joint Venture Agreement, Wider Come Limited ("Wider"), an entity formed under the laws of the Peoples Republic of China ("PRC") and a related party, is obligated to fund all operations for the initial 12-month period of the Joint Venture, after which Nexalin and Wider plan to jointly fund the Joint Venture's operating expenses in accordance with their pro rata ownership. No significant funding has been required since formation.

In January 2026, we established a wholly foreign-owned enterprise ("WOFE") in the People's Republic of China. The WOFE is wholly owned by the Company and has not commenced operations, generated revenue, or received capital contributions as of the date of this Report. The Company entered into an annual office space lease agreement, which is not material.

As of the date of this Report, no capital contributions, dividends, or other transfers of assets have occurred between the Company and its PRC subsidiary.

*Regulatory Background and Matters Related to our Business*

**United States**

Medical devices commercially distributed in the United States require either FDA clearance of a 510(k) premarket notification submission, granting of a De Novo request or Premarket Approval (PMA), unless an exemption exists. Under the FFDCA, as administered by the FDA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Regulatory control increases from Class I to Class III. Prior to December 20, 2019, in the United States, all cranial electrical stimulation (CES) technology was classified as a Class III medical device (high-risk).

Class II devices are moderate risk devices and are subject to the FDA's general controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. Such special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. Most manufacturers of Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FFDCA requesting permission to commercially distribute the device.

Class III devices are deemed the highest risk devices by the FDA and generally include life-sustaining, life-supporting or some implantable devices or devices that have a new intended use or use advanced technology that is not substantially equivalent to that of a legally marketed device. Class III devices require a PMA. For a device that is Class III by default (because it is a novel device that was not previously classified and has no predicate), the manufacturer may request that the FDA reclassify the device into Class II or Class I via a De Novo request.

To obtain 510(k) clearance, a premarket notification submission must be submitted to the FDA demonstrating that the proposed device is substantially equivalent to a predicate device. A predicate device is a legally marketed device that is not subject to premarket approval, *i.e.*, a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I (*e.g.*, via the De Novo classification process), or a device that was previously cleared through the 510(k) process. The FDA's 510(k) review process usually takes from three to six months but can take longer.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a De Novo request or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k), De Novo, or a PMA in the first instance. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until FDA has cleared or approved a 510(k), De Novo or PMA for the modification.

The PMA process is more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain, among other things, a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labelling. Following receipt of a PMA submission, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA's review often takes significantly longer and can take several years.

On December 20, 2019, the FDA issued new rulings related to CES devices for the treatment of anxiety, depression, and insomnia. As a result of these rulings, depression treatment with CES devices remained a Class III medical device and will require a full PMA that provides definitive clinical trial evidence of effectiveness and safety. A PMA is the most extensive application and process at the FDA. All CES manufacturers had one year to prepare and file intentions for the depression treatment with a PMA. CES devices that treat anxiety and insomnia were reclassified as Class II devices and required a new application in the form of a special control trial, a summary version of a PMA, requiring safety data and mild efficacy response. All CES manufacturers had one year to complete special control trials for anxiety and insomnia. Our intent is to move forward with our new 15 milliamp waveform given its clinical success. We have also completed numerous prototypes of a Nexalin headset which can be used at home or in a clinical setting. The new headset will utilize the new 15 milliamp waveform. Final prototypes and design files for manufacturing have been completed and clinical testing has begun.

We have made a strategic decision to file a new PMA for the treatment of depression with the Gen-2 and Gen-3 devices that administer the new advanced Nexalin waveform at 15 milliamps. The Gen-1 device was previously cleared by the FDA at 4 milliamps and the re-classification does not prevent us from servicing previously sold or leased devices. Providers may continue to use these devices for treatment purposes. Servicing consists of warranty coverage, electrode sales, and patient cable replacement. This servicing is included in the monthly lease payment. We continue to derive revenue from devices which we sold or leased prior to the FDA's December 2019 reclassification announcements. This revenue consists of monthly license fees and payment for the sale of electrodes to clinical providers of our technology. As we are in the process of evaluating our new Gen-2 15 milliamp waveform for our technology, a strategic decision was made to not pursue a PMA for the treatment of depression on our existing Gen-1 device.

**China**

Although the Company has no employees, leases only one office in China and none of the Company's operations are currently conducted in China, the activities of the Joint Venture may be impacted by the regulatory, liquidity, and enforcement environment in the Peoples Republic of China.

The NMPA is the governmental authority principally responsible for the supervision and administration of medical devices in the PRC. Medical devices in the PRC (including manufacturing, marketing, and sale) are subject to a mandatory filing/registration regime regulated by the NMPA. The exact filing pathways are mainly determined by the classification of such devices — like the United States, a three-class classification system, from Class I (lowest risk) to Class III (highest risk). Local testing and clinical trials are generally required for Class II and Class III devices. Some imported devices may need to be registered with a higher-level government authority than domestic devices.

As determined by the NMPA the three classes for devices are:

- Class I — Medical devices for which routine administration can ensure safety for users and the effectiveness of the device.

- Class II — Medical devices that can only be safe and effective with further control in addition to routine administration.

- Class III — Medical devices that are implanted into the patient's body, pose a threat to the patient's health, or provide sustenance or life support.

All medical devices must be registered with the NMPA. An overseas device company must submit product samples to test with the NMPA. In addition, all included product information, packaging, and labels, and related material need to be translated into simplified Chinese. For a Class I device, simple product filing to NMPA is required. However, for Class II and Class III medical devices, the manufacturing company must meet all the requirements in the latest regulation, guidelines, and standards.

Wider will be responsible for obtaining future NMPA registrations and approvals related to the marketing and sales of our devices in China.

Recent statements and regulatory actions by the Chinese government have targeted those companies whose operations involve cross-border data security or anti-monopoly concerns. Regarding data security, China has promulgated several important laws recently. Among them, on June 10, 2021, China promulgated the PRC Data Security Law ("DSL"), which became effective on September 1, 2021. The legislative intent for this law mainly includes regulating data processing activities, ensuring data security, promoting data development and utilization, protecting the data related legitimate rights and interests of individuals and organizations, and safeguarding national sovereignty, security and development interests. Article 36 of the DSL provides that any Chinese entity that provides the data to foreign judicial or law enforcement agencies (regardless of whether directly or through a foreign entity) without approval from the Chinese authority would likely be deemed to be in violation of DSL. In addition, pursuant to Article 2 of Measures for Cybersecurity Reviews, the procurement of any network product or service by an operator of critical information infrastructure that affects or may affect national security shall be subjected to a cybersecurity review under the Measures. Pursuant to Article 35 of Cybersecurity Law of the People's Republic of China, where "critical information infrastructure operators" purchase network products and services, which may influence national security, the operators are required to be subjected to a cybersecurity review. We do not operate any critical information infrastructure. As a result, we do not believe that these legal requirements in China are applicable to us, including sales made to date by Wider as a distributor. However, the exact scope of the term "critical information infrastructure operator" remains unclear, so there can be no assurance that the Joint Venture and/or our WOFE in the PRC will not be subjected to critical information infrastructure operator review in the future. Furthermore, in the event that the Joint Venture and/or our WOFE in the PRC becomes an operator of critical information infrastructure in the future it may be subjected to the above-described regulation.

With regard to anti-monopoly concerns, Article 3 of Anti-Monopoly Law of the People's Republic of China prohibits "monopolistic practices," which include: a) the conclusion of monopoly agreements between operators; b) the abuse of dominant market position by operators; c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. Also, according to Article 19, the operator(s) will be assumed to have a dominant market position if it has following situation: a) an operator has 50% or higher market share in a relevant market; b) two operators have 66% or higher market share in a relevant market; c) three operators have 75% or higher market share in a relevant market. We believe that we have not conducted any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of interpretations or regulatory actions which may require the Joint Venture and/or our WOFE in the PRC to meet new requirements on the issues mentioned above.

Currently, these statements and regulatory actions of China authorities have had no impact on the Joint Venture and/or our WOFE in the PRC, including the sales and marketing efforts made to date of our Gen-2 devices in China by Wider. Further, we are a United States' company with a limited physical presence in China in connection with the formation of our WOFE, and we do not believe that the formation of the Joint Venture in Hong Kong or the WOFE in the PRC and any resultant exposure to China regulatory actions will adversely impact our operations or ability to accept foreign investments or list our securities on a United States or other foreign exchange. However, since these statements and regulatory actions from China authorities are relatively recent, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on a United States or other foreign exchange. In the event any existing or new laws or regulations or detailed implementations and interpretations are modified or promulgated, we, our WOFE in the PRC and the Joint Venture will take any and all actions to remain in compliance with any such laws or regulations or detailed implementations and interpretations thereof.

As a result of the formation of the Joint Venture, we are conducting our clinical research and implementing a business distribution plan for our devices in China and elsewhere through the Joint Venture, which we believe confers clinical, commercial, and regulatory advantages, but may subject us to significant regulatory, liquidity, and enforcement risks. Although we do not intend to have any physical presence in China with the Joint Venture, Hong Kong, Macau and Taiwan, the Joint Venture entity has physical presence in Hong Kong. Wider, as a China formed entity with its physical presence in China may be subject to regulatory actions and prohibitions from China regulatory entities and required to obtain certain approvals. See "Note 11 — Subsequent Events" to the Company's Consolidated Financial Statements for the year ended December 31, 2025, contained in this Report for more information on the formation of our WOFE in the PRC.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

*Market and Industry Background*

**General**

Historically, pharmaceutical solutions have been the first line of treatment for those who suffer from anxiety, insomnia, depression, and other mental health disorders. Beginning in 1950, for patients that were not responding to medication, ECT, also called "shock therapy," became available. Over time, researchers began to look at alternative ways to inject electricity into the human brain. One such method was via implantable neurostimulators that required invasive surgery procedures associated with high cost and high risk. Implantable devices became the potential solution for those who would not take or could no longer take pharmaceuticals. The interest in electricity continued with the creation of small handheld devices powered by a direct current (DC) battery that the consumer could buy without any medical supervision. Clinical versions of DC stimulators, known as transcranial direct current stimulation (tDCS), were developed by researchers; many of these devices are still in research settings without industry support.

In 1992, a new neurostimulation technique emerged called trans-cranial magnetic stimulation (TMS). This technique evolved into repetitive trans-cranial magnetic stimulation (rTMS), which utilized repetitive magnetic pulse energy to stimulate the brain of patients struggling with depression. The American pharmaceutical industry embraced and funded this technology. The FDA cleared rTMS only for patients who had failed to respond to anti-depressants. Side effects, high cost and moderate efficacy continue to burden this technology sector.

Both insurance companies and healthcare providers are looking for alternative ways to decrease costs while still providing safe and effective treatments.

We believe that our new marketing and growth strategy in combination with our advanced 15 milliamp waveform, technological upgrades and the development of a modern headset monitored with our IT management platform, will position us for the opportunity to disrupt the traditional mental health treatment model. Our mission is to remove the stigma of expensive psychotherapy or pharmaceuticals with the attendant side effects and dependency issues and replace it with clinically proven and cost-effective technology that is easily accessible in the privacy of the patient's home and monitored by licensed healthcare providers.

**Anxiety Market**

Anxiety disorders are considered the most prevalent of psychiatric disorders. Anxiety disorders include generalized anxiety disorder, social anxiety disorder, panic disorder, obsessive-compulsive disorder, post-traumatic stress disorder (PTSD) and phobias.

**Insomnia Market**

Insomnia is a common sleep disorder considered to be responsible for at least $63 billion in direct and indirect healthcare costs each year, according to the Harvard American Insomnia Study. A frightening number of insomnia cases are undiagnosed and untreated, even as the condition becomes a mounting financial burden on America's employers and the healthcare system. Data surrounding sleep disorders demonstrate that insomnia is a growing problem that shows no signs of slowing down. Current market conditions present an opportunity to introduce technology that provides a safe, effective and drug-free alternative for those suffering from insomnia. We believe we have the ability to decrease the number of potentially addictive insomnia prescriptions needed by patients and offer physicians a non-pharmaceutical option to provide their patients. Additionally, we are developing a solution for home-based treatment for chronic insomnia and to improve sleep hygiene for its users.

**Depression Market**

Depression continues to be the leading cause of medical disability around the world. Poor efficacy, risk and adverse side effects of current anti-depressants are driving the preference for non-pharmacological therapies, which will limit growth for the pharmaceutical sector of the depression treatment market. This limitation will enhance the research and development of novel therapies that treat depression safely and effectively without adverse side effects. Historically, according to the U.S. Centers for Disease Control and Prevention (CDC), only one-third of people with severe depression have taken anti-depressants.

Any decline in the depression medication market should indirectly accelerate the growth of the neurostimulator market. Management believes that, based on the market data and current trends, the depression market — like the anxiety and insomnia market — creates enormous potential for our products.

Prior to December 2019, our Gen-1 device was considered a Class III device. Treatment of depression in the United States is limited to Class III devices only. Prior to 2019, our existing Gen-1 4 milliamp medical device had been used to successfully treat depression in the U.S. The Gen-2 15 milliamp version of our device when introduced into the United States will be subject to approximately eighteen to twenty-four months of clinical study before our PMA application for depression will be accepted. Assuming we will be able to obtain successful classification from the FDA, we expect to market our device in the United States as a treatment for depression.

**Substance Use Disorders (Opioid Addiction) Market**

According to the National Institute on Drug Abuse (NIDA) substance use, and substance use disorders cost the United States more than $740 billion a year in healthcare, crime and lost productivity costs; but dollars barely capture the devastating human cost of addiction to individuals, families and communities. Based on the most recent data available from the National Survey on Drug Use and Health, approximately 48.4 million individuals aged 12 or older in the United States experienced a substance use disorder. While this data highlights the widespread nature of substance-related conditions, actual demand for treatment solutions may vary and is subject to numerous factors beyond prevalence alone.

The current success rate of the best drug and alcohol rehabilitation facilities is minimal. We believe that this represents a significant market opportunity for our company. The disease of addiction is brain-based in its nature. Currently brain-based treatments for the disease are only available to patients who can afford long-term expensive boutique treatment centers. We intend to demonstrate that a brain-based approach to addiction treatment will enhance a patient's success at long-term recovery. Our hypothesis is that the current pilot study design at The University California, San Diego will provide a source of validation for this treatment modality in addiction treatment.

**Chronic Pain Market**

Originally, our waveform was designed as an electro-analgesic for pain. This refers to the ability to electrically interrupt the pain signaling process in the brain. By interrupting the pain signaling process in the brain, our products can reduce symptoms and discomfort associated with chronic pain. By reducing the symptoms and discomfort associated with chronic pain, physicians can reduce medications and avoid dependency issues related to opiate-based medications.

According to Research and Markets, the global chronic pain treatment market is predicted to progress at a CAGR of 7% and generate revenue of $173 billion in 2033.

Currently, we own an electrostimulation patent for a device that will apply electrodes to the brain, spine, and the place of injury. The placement of these electrodes in conjunction with our various waveforms creates an opportunity for us to treat chronic pain without medication. The Nexalin executive team is reviewing strategies to develop a prototype of our existing patented design and introduce it into clinical trials for the treatment of chronic pain. In previous pilot studies, our existing Gen-1 product reduced pain in patients suffering from injuries originating in industrial accidents. However, we plan to use the new advanced waveform emitted at 15 milliamps into the new prototype pain device for new clinical trials for the treatment of chronic pain.

**Alzheimer's Disease and Dementia Market**

Alzheimer's disease is a degenerative brain disease and the most common form of dementia. Dementia is not a specific disease, but rather an overall term that describes a group of symptoms. According to the World Health Organization (WHO), there are around 50 million people living with Alzheimer's disease and other dementias worldwide.

According to Reports and Data, the global Alzheimer's therapeutics market is projected to reach $13.7 billion by 2030 from $2.2 billion in 2020 with a substantial compound annual growth rate (CAGR) of 20% through the forecast period.

We believe our products could be leveraged to extend the quality of life for millions of people who are diagnosed with Alzheimer's disease.

*Marketing and Sales Efforts*

We believe that our marketing and sales plan provides a long-term scalable business model. Our team will prepare the foundation and marketing assets necessary to launch the new virtual clinic model that will complement the traditional clinic model. Our sales model is to place more than 1,000 Gen-2 and Gen-3 devices on the global stage. The momentum and branding strategies of Nexalin providers will be leveraged to enhance the launch of a global sales plan. The Gen-2 device at 15 milliamps supported by the Gen-3 outpatient headset and our virtual digital management platform is intended to disrupt the current mental healthcare model. The Gen-2 and Gen-3 devices at 15 milliamps will offer patients a cost effective and efficient treatment model for day-to-day mental health challenges. We believe those devices, with their advanced waveform, can treat existing mental health disorders associated with anxiety and insomnia. Additionally, new strategies are in research and development for FDA treatment indications of depression, substance use disorder, TBI (traumatic brain injury), PTSD, opioid addiction, alcoholism and chronic pain. Additional research and treatment efficacy are being investigated for the Alzheimer's community for patient care and management.

Our plan is designed to triangulate and stimulate the physician, consumer, and manufacturer relationship. Trends in healthcare indicate consumers are involved in treatment decisions that concern their mental health. Because of the advancement in healthcare technologies, home-based care with medical supervision provides patients with a cost-effective and efficient treatment option. Home-based care also avoids the stigma associated with treatment for mental health disorders. In our current sales plan, we intend to launch with a physician provider in each state. These physicians are intended to lead the Nexalin campaign in each state as that state's primary provider. These preferred state providers are intended to begin with the virtual clinic. Our digital marketing team will work towards driving consumers with quality-of-life struggles related to mental health issues into the virtual clinic and then to the provider in the consumer's state of residence. These initial state physicians providing mental health services in the virtual clinic, will also have the ability to offer treatment in their clinic. The in-clinic model will use the Gen-2 clinical device, SYNC, while the virtual clinic will use the Gen-3 headset, HALO. This initial launch plan with state providers will develop and support multiple marketing verticals to drive the Nexalin brand and treatment as an alternative to medications and psychotherapy. We will work towards leveraging this physician/patient community to establish a national network of physicians that offer mental health evaluations and the Nexalin treatment in either a clinical setting or in the privacy of the patient's home with medical supervision through the Nexalin app.

Most, if not all, patients treated in the Nexalin virtual clinic would be part of a digital community that supports brand awareness and the sharing of anonymous treatment outcomes in a social media setting. The Patient Activation Program will include a robust data gathering system on providers and patients (opt-in) that should enhance our marketing strategies.

In addition to our core business model, we have also formed a Military & Government Advisory Board aimed at fostering and enhancing relationships within and throughout United States federal government and public sector organizations, including the U.S. Department of Defense, U.S. Department of Veterans Affairs, and U.S. Department of Health and Human Services. In conjunction with our ongoing clinical trials, our goals include the broad deployment of our devices within the U.S. military and government agencies. The clinical study conducted by The University of California, San Diego provided positive results in evaluating Nexalin's Gen-2 tACS device for reducing pain in veteran patients with Mild Traumatic Brain Injury (mTBI).

*Insurance Reimbursement for Our Products*

In January 2020, the Centers for Medicare & Medicaid Services (CMS) in conjunction with the *Durable Medical Equipment for Medicare Administrative Contractors* issued a code for Cranial Electrotherapy Stimulators (CES). CMS issues codes that are used by medical practitioners to obtain Medicare, Medicaid and private insurance reimbursement. The issuance of this code is the first time that a reimbursement code from CMS has been designated specifically for CES. The code does not guarantee reimbursement and is considered at this time, experimental. The Nexalin executive team plans to continue preparing clinical data and durability data to pursue long term clinical reimbursement.

Reimbursement strategies for this type of technology are complex and vary from one diagnosis to another. Nexalin plans to utilize an RFID system that will track treatments completed. This will simplify comparing our devices to pharmaceutical interventions. Beginning in 2024, a complete reimbursement assessment is being conducted and evaluated to develop a strategy to acquire reimbursement. We will employ a two-prong approach for eventual reimbursement. The first prong will evaluate the clinic-based product offered by physicians. The second prong will focus on tracking usage and response from the outpatient headset model that is tracked through the virtual platform. Frequently therapies that are used in the home are not classified as durable medical equipment and will fall into a reimbursement gap without coverage. We intend to work to successfully achieve a Level 2 code under the healthcare common procedure coding system. We will work to seek reimbursement for conditions in sequence with the home based and the clinic-based unit that will maximize value of treatment from a financial standpoint as well as monitoring the response by the patient community.

*Research*

Research is the fundamental core of any pharmaceutical or medical device company. Although small trials, with limited patients, can show promise for a treatment, they are generally not acceptable to the FDA for product approval. To commercialize a product for widespread use, multiple large-scale trials are required to demonstrate both efficacy and safety. In the past two decades, the cost of conducting such trials has more than doubled, with many small start-up companies unable to raise the necessary capital to complete these vital projects. The increase in cost reflects several variables which are required for successful clinical trial completion.

The various costs can include patient recruitment and retention expenses, physician, and nurse expenses, as well as the expenses of other healthcare providers. Various regulations, each more complex than the next, also have added significant cost to the process. Data collection, as well as data analysis, is also a significant portion of the study cost. Additionally, almost all studies are conducted through either a large university, with its underlying overhead for administrative costs and institutional review board approval, or through a contract research organization, which also adds significant overhead costs in addition to the hard cost of the study itself. Latest estimates for the cost per patient for an average trial is approximately $41,000.

In 2019, we began a research partnership with The University California, San Diego. Prior to the pandemic, two pilot clinical studies were undertaken with UCSD, however, these trials were paused due to the shutdown of college campuses in California. Beginning in the summer of 2022 and continuing to present, new discussions began to explore strategies for PTSD, Substance Use Disorder (SUD) and Opiate dependency and mild traumatic brain injury (mTBI) with our new Gen-3 headset.

The study at UCSD is focused on veterans suffering from mild traumatic brain injury (mTBI) and is funded by the United States Department of Defense. One of the primary symptoms associated with mTBI is PTSD (post-traumatic stress disorder). The primary endpoint associated with this study will be the assessment and reduction of post-concussion symptoms associated with PTSD. A secondary endpoint for the study was improvement and MEG slow-wave abnormalities.

In addition to UCSD, we are discussing additional strategies to initiate further trials to address new FDA guidelines. These new strategies and pivotal trials will support new 510(k)s and/or De Novo applications for anxiety, insomnia and other treatment indications at 15 milliamps. These trials are in addition to the special control trials required by the FDA. Other areas of research and strategy development that will be designed and funded relate to the treatment of SUD, TBI, PTSD, Alzheimer's disease, and dementia.

Additional research in China is being performed by Wider with the goal of publishing the findings in a peer reviewed journal. All research will be controlled by our team, with all trial designs requiring written final approval by our Chief Medical Officer. Clinical updates will be required every 30 days. Frequent in-person WeChat meetings will also be performed to ensure the integrity of the research efforts.

In addition to clinical trials in China and current studies in the United States required by the FDA, an additional study will be designed and planned with the 15 milliamp Gen-2 and Gen-3 devices to evaluate a large cohort of patients with insomnia. This trial will include a double-blind study design with active and sham groups. Patient selection screening will evaluate 150-200 subjects to acquire the number of patients needed for a successful trial. Each patient, upon enrollment, will be evaluated extensively prior to initiation of therapy. Patients will be treated a minimum of 20 separate times, with pre- and post-test screening. Moreover, upon completion of therapy, post-test examination will be performed not only immediately thereafter but also over the course of one to three months to establish not only efficacy but durability of the treatment. The results of this study will provide the basis of the PMA with the FDA for the treatment of Insomnia.

At the start of 2021, an Alzheimer's specific clinical trial was underway in China: "Transcranial alternating current stimulation for patients with mild Alzheimer's disease." Extensive cognitive pre- and post-evaluations are being performed at the beginning and conclusion of the study, with less rigorous evaluations before and after each therapy session. Additionally, results of this trial will dictate additional testing strategies to determine specific treatment protocols for complex Alzheimer's and dementia patients.

A final area of study includes the evaluation of chemical changes within the brain following transcranial stimulation. Chemicals, which are naturally formed in the brain, control many of our moods and thoughts, modulating feelings of pain, depression and generalized mood. These substances also drive cravings in substance use disorders. One of the specific areas of research is to validate changes of serotonin levels in the brain. Serotonin is a "feel good" chemical which has also been associated with learning. Other chemicals, such as dopamine, act in a reward center mechanism. Additionally, certain other neurons require specific chemicals to either fire or be inhibited from firing. These areas can be explored with specific radioactive markers in the brain for evaluation with PET MRI scans.

Clinical trials for the Gen-2 device were conducted in China during 2023. These clinical trials were funded by Wider, and its related companies, and was conducted at the Xuanwu Hospital, Capital Medical University in Beijing, China. The results were also published in General Psychiatry, an open-source, peer-reviewed scientific journal. The published results of the study concluded that repeated treatment with the Company's neurostimulation device suggests an acute effect in reducing depressive symptoms in patients with treatment-resistant depression ("TRD"). In addition, no adverse events were observed during treatment. As part of the clinical study, 7 migraine patients were treated at the Xuanwu Hospital. Treatment was administered for 4 consecutive weeks via the forehead and both mastoid (twice per day, five days a week). Efficacy and adverse reactions were assessed at a two-week screening/baseline period followed by a four-week treatment phase. The study concluded that twice daily 15mA tACS, a unique form of non-invasive brain stimulation, offers an acute effective intervention for patients with TRD. The study showed that all patients with

TRD had a significant reduction in depression symptoms after the four-week treatment, and all of them achieved a clinical response (defined as HAMD-17/ MADRS scores that decreased by 50% or more from the baseline). Additional Insomnia clinical trial results are expected in late 2026 with additional submissions for publication.

*Virtual Clinic Digital Management Platform*

We expect to capitalize on the post pandemic digital health model. Our team began researching IT digital development firms during the pandemic. We have now completed our research and have begun developing our virtual clinic on a digital platform with a leading IT design team. The proprietary IT management platform that will eventually manage all aspects of the Nexalin virtual clinic model. The vision is to implement a virtual clinic model that will enable providers and clinics to integrate remote outpatients into an overall treatment process. Our IT platform goes well beyond telehealth and is designed to support all aspects of the treatment and business model in conjunction with various data sets to support marketing, data collection and patient monitoring. Our digital management platform will manage the entire clinical and outpatient headset business model. The proprietary IT platform will manage all aspects of a new virtual clinic related to treatment of various mental health disease indications. As the development of the new generations of our devices and the outpatient headset are developed, the digital platform will eventually manage and triangulate the relationship between the medical professional, the patient, and the manufacturer. The digital platform will handle logistics, data collection and user experience data for clinical evaluation. Additionally, there will be an app that the patients will install on their phones that will communicate with the outpatient headset. The app will upload user information that is HIPAA compliant to the IT management platform in the cloud. Modules will eventually be designed and implemented in the platform to collect biometric data. Biometric data will be utilized to evaluate patient response. A symptom exam for additional clinical validation will eventually be offered in the app. All data and user information will be stored in a secure, HIPAA compliant cloud computing center and access to the information will be managed through a secure and compliant dashboard management system. The medical professional will have access to all data to monitor outpatient experience, client response and general health and wellness information.

We will leverage our IT investment to create a lead management system for mental health physicians connecting prospective patients with providers. The medical professional will be able to engage in a telehealth virtual appointment with prospective patients to complete an evaluation and assess whether the patient is a candidate for the outpatient headset program. After the professional approves the device for the patient, we will automatically prepare shipment of the device directly to the outpatient consumer from the manufacturer. We will have an internal department to monitor shipment, and to answer questions through a help desk on how to set up and use the device. The medical professional can be reimbursed for the virtual appointment via the outpatient's insurance for telehealth care which is becoming part of the new normal in the post-pandemic, digital-health world.

Additional design and implementation of modules related to social media marketing, bio-metric data collection and user experience will eventually complete the design of the IT management platform.

*Manufacturing*

Nexalin's neurostimulation devices are manufactured primarily through third-party contractors in the United States. The Company relies on these manufacturers for the assembly, testing, and quality assurance of its products. All manufacturing is conducted in accordance with applicable regulatory standards, including FDA quality system regulations. Nexalin believes that its relationships with these manufacturers are sufficient to meet current production requirements, and it maintains alternate suppliers where feasible to mitigate supply chain risks.

*Intellectual Property*

Our commercial success depends in part on our ability to: obtain and maintain proprietary or intellectual property protection for our products, our core technologies and other know-how; operate without infringing on the proprietary rights of others; and prevent others from infringing on our proprietary or intellectual property rights.

**Patents**

Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We file patent applications directed to our key products to establish intellectual property positions. These patent applications are intended to protect these products as well as their uses in the treatment of diseases. We are the owner of 5 U.S. non-provisional utility patents, 2 U.S. design patents, 14 foreign design patents (all expiring between 2029 and 2040). In addition, we have 3 pending non-provisional U.S. utility patent applications, 14 pending foreign non-provisional utility patent applications and 1 pending foreign design patent application related to the electro-stimulation techniques related to our products and services. Our current patents cover a therapeutic electro-stimulation apparatus (the medical device) and the software used to create and administer the stimulation to the patient and our core technology utilized in the Gen-2 and Gen-3 system. We expect to file additional provisional and non-provisional patent applications and copyright protection pertaining to future Generation technology, proprietary software, and trademarks. The patent claims associated with the non-provisional patent applications will be defined and prepared in the filings. The intention is to continue building an intellectual property portfolio asset. Future research and development projects related to advancements in neurostimulation and neuromodulation technology will be identified and investigated for future patent filings.

**Trademarks**

In connection with the ongoing development and advancement of our products and services in the United States and various international jurisdictions, we routinely seek to create protection for our marks and enhance their value by pursuing trademarks and service marks where available and when appropriate. Our trademark portfolio currently consists of registered trademark rights for the mark, NEXALIN TECHNOLOGY and NEXALIN, in the United States and various foreign regions.

The current versions of the Gen-2 and Gen-3 devices are the culmination of two projects, each respectively spanning the last four years, conducted by Nexalin's research and development team. As part of such projects, we are in the process of rebranding the Gen-2 and Gen-3 systems. The Gen-2 system, now equipped with a newly enhanced modern enclosure containing the 15 milliamp advanced waveform, will be marketed as "Gen-2 SYNC" and will be distinguished from the predecessor version of Gen-2 referred to as the "Original Gen-2." The Gen-3 headset, with its pioneering capability to deliver treatment in the comfort and privacy of a patient's own home, will be marketed as "Gen-3 HALO." Nexalin has also filed related applications for trademark registration in the United States and some limited foreign regions and will file additional applications for appropriate trademarks in other countries, in connection with the rebranding. We have filed for NEXALIN SYNC in the US and various countries and "HALO" in the US. For the sake of clarity, the discussion herein collectively refers to Nexalin's devices only as Gen-2 and Gen-3 without further differentiation resulting from the rebranding.

**Trade Secrets and Other Proprietary Information**

In addition to patents and trademark protection, we rely upon on the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors, to develop and maintain our competitive position. To help protect our proprietary know-how and continuing technological innovation that is not patentable, we rely on trade secret protection and confidentiality agreements to protect our interests. As part of our hiring practices and as described in our Code of Ethics which is binding on all employees, our employees, consultants, and advisors are prohibited from disclosing confidential information and are required to assign to us the ideas, developments, discoveries and inventions important to our business.

*Competition*

Our commercial success depends in part on our ability to: obtain and maintain proprietary or intellectual property protection for our products, our core technologies and other know-how; operate without infringing on the proprietary rights of others; and prevent others from infringing on our proprietary or intellectual property rights. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also rely on the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, we rely on trade secret protection and confidentiality agreements to protect our interests. As part of our hiring practices and as described in our Code of Ethics which is binding on all employees, our employees, consultants, and advisors are prohibited from disclosing confidential information and are required to assign to us the ideas, developments, discoveries and inventions important to our business.

We file patent applications directed to our key products to establish intellectual property positions. These patent applications are intended to protect these products as well as their uses in the treatment of diseases. We are the owner of 5 U.S. non-provisional utility patents, 2 U.S. design patents, 14 foreign design patents, pending non-provisional U.S. utility patent applications, 14 pending foreign non-provisional utility patent applications and 1 pending foreign design patent application related to the electro-stimulation techniques related to our products and services. Our current patents cover a therapeutic electro-stimulation apparatus (the medical device) and the software used to create and administer the stimulation to the patient and our core technology utilized in the Gen-2 and Gen-3 system. We expect to file additional provisional and non-provisional patent applications and copyright protection pertaining to future Generation technology, proprietary software, and trademarks. The patent claims associated with the non-provisional patent applications will be defined and prepared in the filings. The intention is to continue building an intellectual property portfolio asset. Future research and development projects related to advancements in neurostimulation and neuromodulation technology will be identified and investigated for future patent filings.

Our trademark portfolio currently consists of registered trademark rights for the mark, NEXALIN TECHNOLOGY and NEXALIN, in the United States and various other foreign regions. In connection with the ongoing development and advancement of our products and services in the United States and various international jurisdictions, we routinely seek to create protection for our marks and enhance their value by pursuing trademarks and service marks where available and when appropriate. In addition to patents and trademark protection, we rely upon unpatented trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position.

*History*

We were originally formed as a Nevada corporation on October 19, 2010, as Nexalin Technology, Inc. ("Nexalin Nevada"). On December 1, 2021, we completed a corporate reorganization pursuant to which Nexalin Nevada merged with and into a newly incorporated Delaware company of the same name, "Nexalin Technology, Inc.," and, as a result, Nexalin succeeded Nexalin Nevada and our existing shareholders exchanged each of their shares in Nexalin Nevada for one twentieth ($\frac{1}{20}$th) of a common share of the newly formed Delaware corporation.

*Corporate Information*

Our principal executive offices are located at 1776 Yorktown, Suite 550, Houston, Texas 77056. Our phone number is (832) 260-0222. Our website address is *www.nexalin.com*. We do not incorporate the information on or accessible through our website into this Report. We have included our website address in this Report solely as an inactive textual reference.

In addition, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act requires us to file periodic reports, proxy statements, and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. These materials may be obtained electronically by accessing the SEC's website at *http://www.sec.gov.*

*Human Capital Resources*

As of December 31, 2025, we had 8 full-time employees, our CMO is a consultant and we utilize varying levels of other consultants. These consultants, and our legal and financial advisors assist us in various areas related to regulatory, engineering, research and development, sales and marketing, legal, financial and other miscellaneous tasks necessary to run our business on day-to-day basis and to facilitate the development of new products.

None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good. We have historically utilized contractors to perform many of our services. Through this process, we believe that we have attracted highly qualified professionals.

*Compensation and Benefits*

We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. Medical device companies, both large and small, compete for a limited number of qualified applicants to fill specialized positions. To attract qualified applicants as we attempt to scale our business, we will need to offer a total rewards package consisting of base salary and cash target bonus, a comprehensive benefit package and equity compensation to select employees. Bonus opportunity and equity compensation is expected to increase as a percentage of total compensation based on level of responsibility, and actual bonus pay-out would be based on performance. Pursuant to our 2023 Equity Incentive Plan (the "2023 Plan"), our Board of Directors is authorized to grant stock options and other stock awards to our employees, directors and consultants.

*Health, Wellness and Safety*

We believe that the safety and health of our employees and their families is essential to our business. Our culture is driven by a desire to do what is right, and we strive to support the well-being of our employees. We prioritize the safety and well-being of our employees even after they have faced both mental and physical challenges.

*Implications of Being an Emerging Growth Company and a Smaller Reporting Company*

We qualify as an "emerging growth company," as defined in the Jumpstart Our Business Start-ups Act of 2012, as amended, or the JOBS Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from some of the reporting requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

- being permitted to present only two years of audited financial statements and only two years of related management's discussion and analysis of financial condition and results of operations disclosures;

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

- not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements;

- reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering which was completed on September 16, 2022. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.235 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a "large accelerated filer," (as defined in Rule 12b-2 under the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a "large accelerated filer" at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed fiscal year, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least twelve months and (c) have filed at least one annual report pursuant to the Exchange Act. Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We are also a "smaller reporting company" as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until the fiscal year following the determination that our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our fiscal year, or our annual revenues are less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our fiscal year.

**ITEM 1A. RISK FACTORS**

*Our business is subject to numerous risks. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this Annual Report on Form 10-K, including our audited consolidated financial statements and the related notes. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, results of operations and future growth prospects could be materially and adversely affected. In such event, the trading price of our common stock could decline and you might lose all or part of your investment.*

*Risks Related to Our Financial Position and Capital Needs*

**We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.**

We are a Delaware corporation with a limited operating history. We have funded our operations to date primarily with proceeds from private investors and the sale of our stock, including the proceeds from our initial public offering completed in September 2022 and a follow-on offering completed in July 2024 and May 2025. We have had only limited sales of our products and services to date. For the years ended December 31, 2025 and 2024, we incurred a net loss in the amount of approximately $8,222,000 and $7,607,000, respectively. Our accumulated deficit as of December 31, 2025 and 2024, was approximately $92,867,000 and $84,645,000, respectively.

We have devoted a substantial portion of our financial resources and efforts to research and development, including preclinical studies and clinical trials. We are still in the early stages of development of our products.

We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate substantially from quarter to quarter and year to year. We anticipate that our expenses will increase significantly as we:

- continue our ongoing and planned preclinical and clinical development of our existing and next Generation devices;

- initiate preclinical studies and clinical trials for any additional products that we may pursue in the future;

- seek to discover and develop additional treatment indications;

- seek regulatory approvals for any products that successfully complete clinical trials;

- ultimately establish sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product for which we may obtain regulatory approval and intend to commercialize on our own;

- maintain, expand and protect our intellectual property portfolio;

- engage additional clinical, scientific, manufacturing and controls personnel;

- add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts; and

- incur additional legal, accounting and other expenses associated with operating as a public company.

To become and remain profitable, we and our collaborators must succeed in developing and eventually commercializing future and existing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our products and preclinical program, obtaining regulatory approval, manufacturing, marketing and selling any products for which we may obtain regulatory approval, as well as discovering and developing additional products. Again, we are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with product development, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve profitability. If regulatory authorities require us to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials or the development of any of our products, our expenses could increase.

Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our common stock and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue our operations. A decline in the value of our common stock could also cause you to lose all or part of your investment.

**We may not be able to continue as a going concern if we do not execute our business plan or obtain additional financing in the future if necessary.**

Our independent accountant's audit report included on this Report states that there is substantial doubt about our ability to continue as a going concern. We have incurred only losses since our inception, raising substantial doubt about our ability to continue as a going concern. Therefore, our ability to continue as a going concern is highly dependent upon us executing our business plan in the planned amount of time allotted and obtaining additional financing for our planned operations, if necessary. There can be no assurance that we will be able to raise any additional funds, or if we are able to raise additional funds, that such funds will be in the amounts required or on terms favorable to us.

**Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.**

We commenced active operations in 2010, and our operations to date have been largely focused on raising capital, identifying and developing our products and preclinical program, broadening our expertise in the development of our products and undertaking preclinical studies and conducting early-stage clinical trials. As a result of the FDA reclassification ruling in December 2019, we had to suspend marketing of our Gen-1 medical device for the treatment of anxiety and insomnia.

Although we have developed second- and third-Generation versions of our medical device, these have not yet been approved by the FDA for marketing or sales in the United States. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

**We will require additional funding to meet our financial needs and to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to delay, reduce or altogether cease our product development programs or commercialization efforts.**

We are currently not cash flow positive and are not certain when and if we will be cash flow positive. We incurred a net loss in the amount of approximately $8,222,000 for the year ended December 31, 2025. We will need to obtain substantial additional funding in connection with our continuing operations and planned activities. Our future capital requirements will depend on many factors, including:

- the timing, progress and results of our ongoing clinical trials of our products;

- the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other products that we may pursue;

- our ability to establish collaborations on favorable terms, if at all;

- the costs, timing and outcome of regulatory review of our products;

- the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our products for which we receive marketing approval;

- the revenue, if any, received from commercial sales of our products for which we receive marketing approval;

- the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims; and

- the costs of operating as a public company.

Identifying potential products and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to continue our regulatory approvals and achieve product sales. In addition, our products, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that are cleared under FDA review. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or altogether cease our research and development programs or future commercialization efforts.

**Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our technologies or products.**

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity offerings. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or products or to grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to a third party to develop and market products that we would otherwise prefer to develop and market ourselves.

*Risks Related to the Development of Our Products and Preclinical Program*

**We depend on the success of our future products, some of which are in clinical development but have not completed advanced clinical trials. If we fail to obtain regulatory approval for and successfully commercialize one or more of our products or if we experience significant delays in doing so, we may never become profitable.**

The success of our products and preclinical program will depend on several additional factors, including:

- successful completion of preclinical studies and requisite clinical trials;

- performing preclinical studies and clinical trials in compliance with the FDA or any comparable regulatory authority requirements;

- receipt of marketing approvals from applicable regulatory authorities;

- the ability of collaborators to manufacture sufficient quantity of product for development, clinical trials or potential commercialization;

- obtaining and maintaining patent, trademark and trade secret protection, and regulatory exclusivity for our products and preclinical program;

- making arrangements with third parties for manufacturing capabilities;

- launching commercial sales of products, if and when approved, whether alone or in collaboration with others;

- acceptance of the therapies, if and when approved, by healthcare providers, physicians, clinicians, patients and third-party payors;

- competing effectively with other therapies;

- obtaining and maintaining healthcare coverage and adequate reimbursement; and

- protecting our rights in our intellectual property portfolio.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our products, which would harm our business.

**Our products and product candidates may be subject to reclassification by the FDA, and a change in the classification may have an adverse impact on our revenues or our abilities to obtain necessary regulatory approvals.**

Originally, our technology was cleared for the treatment of anxiety, depression and insomnia. Each treatment indication with this technology was classified as Class III from a risk tolerance standpoint at the FDA. In December of 2019, the FDA passed a new ruling that separated anxiety and insomnia from the treatment of depression. CES devices that treat anxiety and insomnia were reclassified as Class II medical devices and require special control trials to be initiated, as well as the filing of a new 510(k) application for previously approved devices. The FDA continued to classify the treatment of depression for cranial stimulation as a Class III high risk device. In order to receive approval for treatment for depression, our devices will require a new pre-market application for this indication. We have decided not to pursue a depression indication for our Gen-1 device at such time.

Any further such reclassification by the FDA of an indication from a certain class of device to another during our development or post-commercialization for that indication could have a significant adverse impact due to the more rigorous and lengthy approval process required for a higher risk class medical device. Such a change in classification can significantly increase development costs and prolong the time for development and approval, thus delaying revenues. A reclassification of an indication after approval from a certain class of device to another could result in a change in classification for reimbursement, and therefore could have a significant negative impact on our revenues.

**Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials.**

Success in preclinical testing and early clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Our products may fail to show the desired safety and efficacy in all clinical trials.

**If we experience delays or difficulties in the enrolment of patients in clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.**

We may not be able to initiate, continue or complete clinical trials of any product candidate that we develop if we and our collaborators are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or other comparable regulatory authority. We have limited experience enrolling patients in our clinical trials and cannot predict how successful we will be in enrolling patients in future clinical trials.

*Risks Related to Our Dependence on Third Parties*

**We rely on third parties to conduct clinical trials for our products, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials or failing to comply with applicable regulatory requirements.**

We rely on third parties, such as research institutions and Wider, which is based in China, to conduct some of our clinical trials. Our reliance upon research institutions, including hospitals, clinics and academics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreement with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to quickly replace the research institution with another qualified institution on acceptable terms. Even if we do replace the institution, we may incur additional costs to conduct the trial at the new institution. We may not be able to secure and maintain suitable research institutions to conduct our clinical trials.

**We rely on a collaboration with a third party for the quality assurance of our products, and we may seek additional collaborations in the future. If those collaborations are not successful, we may not be able to capitalize on the market potential of these products.**

We are a party to a quality assurance agreement with a third party for the quality assurance of our products and may enter into additional collaborations in the future. We are dependent upon the success of our current and any future collaborators in performing their responsibilities in connection with the relevant collaboration. If we fail to maintain these collaborative relationships for any reason, we will need to perform the activities that we currently anticipate would be performed by our collaborators on our own at our sole expense. This could substantially increase our capital needs, and we may not have the capability or financial capacity to undertake these activities on our own, or we may not be able to find other collaborators on acceptable terms, or at all. This may limit the programs we are able to pursue and result in significant delays in the development, sale and manufacture of our product candidates and products, and may have a material adverse effect on our business, financial condition and results of operations.

Our dependence upon our current and potential future collaborations exposes us to a number of risks, including that our collaborators (i) may fail to cooperate or perform their contractual obligations, including financial obligations, (ii) may choose to undertake differing business strategies or pursue alternative technologies or (iii) may take an opposing view regarding ownership of clinical trial results or intellectual property.

Due to these factors and other possible events, we could suffer delays in the research, development or commercialization of our product candidates and future products or we may become involved in litigation or arbitration, which could be time consuming and expensive. We additionally may be compelled to split revenue with our collaborators, which could have a material adverse effect on our business, financial condition, and results of operations.

*Risks Related to the Commercialization of Our Products*

**Even if any of our products receives marketing approval, it may fail to achieve the degree of market acceptance by healthcare providers, physicians, clinicians, patients, third-party payors and others in the medical community necessary for commercial success.**

The degree of market acceptance of our products, if approved for commercial sale, will depend on a number of factors, including:

- the efficacy and potential advantages compared to alternative treatments;

- the potential and perceived advantages and disadvantages of the products, including cost and clinical benefit relative to alternative treatments;

- the convenience and ease of administration compared to alternative treatments;

- the willingness of the target patient population to try new therapies and of healthcare providers, physicians, and clinicians to prescribe these therapies;

- acceptance by healthcare providers, physicians, clinicians, patients, operators of hospitals, including in-hospital formularies, and treatment facilities and parties responsible for coverage and reimbursement of the product;

- the availability of coverage and adequate reimbursement by third-party payors and government authorities;

- the ability to manufacture our product in sufficient quantities and yields;

- the strength and effectiveness of marketing and distribution support;

- the prevalence and severity of any side effects;

- limitations or warnings, including distribution or use restrictions, contained in the product's approved labelling;

- the approval of other new products for the same indications; and

- the timing of market introduction of the approved product as well as competitive products.

Any failure by any of our existing or future products that obtain regulatory approval to achieve market acceptance or commercial success would have a material adverse effect on our business prospects.

**We may eventually compete for product sales with other companies, many of which will have greater resources or capabilities than we have or may succeed in developing better products or in developing products more quickly than we do, and we may not compete successfully with them.**

Our industry is competitive and has been evolving rapidly with not only existing treatment options, but also the introduction of new technologies and products as well as the market activities of industry participants. We compete or may eventually compete with other companies and organizations that are marketing or developing therapies for our targeted disease indications, based on traditional pharmaceutical, medical device, or other neurostimulation therapy and technologies.

We also face competition in the neurostimulation field from academic institutions and governmental agencies. Many of our current and potential competitors have greater financial and human resources than we have, including more experience in research and development and more established sales, marketing and distribution capabilities.

We anticipate that competition in our industry will increase. In addition, the health care industry is characterized by rapid technological change, resulting in new product introductions and other technological advancements. Our competitors may develop and market products that render product candidates now or under development by us in the future, or any products manufactured or marketed by us, non-competitive or otherwise obsolete.

**Coverage and adequate reimbursement may not be available for our current or future products, which could make it difficult for us to sell profitably, if approved.**

Market acceptance and sales of any products that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any products that we develop will be made on a payor-by-payor basis. One payor's determination to provide coverage for a product does not ensure that other payors will also provide coverage and adequate reimbursement for the product. Additionally, a third-party payor's decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each payor determines whether it will provide coverage for a therapy, what amount it will pay for the therapy and on what tier of its list of covered products, or formulary, it will be placed. The position on a payor's formulary generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products, and providers are unlikely to prescribe our products, unless coverage is provided, and reimbursement is adequate to cover a significant portion of the cost of our products and their administration.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and limiting reimbursement for medications and certain treatments utilizing digital technologies. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage or reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. If adequate coverage or reimbursement is not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future products that we develop.

**Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.**

We face an inherent risk of product liability exposure related to the testing of our products in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our products or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- reduced resources of our management to pursue our business strategy;

- decreased demand for any products or products that we may develop;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants;

- initiation of investigations by regulators;

- product recalls, withdrawals or labelling, marketing or promotional restrictions;

- significant costs to defend the resulting litigation;

- substantial monetary awards paid to clinical trial participants or patients;

- loss of revenue; and

- the inability to commercialize any products that we may develop.

We currently hold $2 million in product liability insurance coverage in the aggregate, with a per incident limit of $2 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of our products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

*Risks Related to Our Business and Managing Our Growth*

**Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.**

Recruiting and retaining qualified scientific and clinical personnel and, if we progress the development of any of our products, commercialization, manufacturing and sales and marketing personnel, will be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our products. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.

**We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.**

As of December 31, 2025, we had 8 full-time employees, our CMO is a consultant and we utilize varying levels of other consultants, all located in the United States. As the clinical development of our products progresses, we also expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, product development and regulatory affairs, including a sales and marketing team for our existing products. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

**Significant disruptions of our information technology systems or data security incidents could result in significant financial, legal, regulatory, business and reputational harm to us.**

We are increasingly dependent on information technology systems and infrastructure, including mobile technologies, to operate our business. In the ordinary course of our business, we collect, store, process and transmit large amounts of sensitive information, including intellectual property, proprietary business information, personal information and other confidential information. It is critical that we do so in a secure manner to maintain the confidentiality, integrity and availability of such sensitive information. We have also outsourced elements of our operations, including elements of our information technology infrastructure, to third parties and, as a result, we manage a number of third-party vendors who may or could have access to our computer networks or our confidential information. In addition, many of those third parties in turn subcontract or outsource some of their responsibilities to other third parties. While all information technology operations are inherently vulnerable to inadvertent or intentional security breaches, incidents, attacks and exposures, the accessibility and distributed nature of our information technology systems, and the sensitive information stored on those systems, make such systems potentially vulnerable to unintentional or malicious, internal and external attacks on our technology environment. Potential vulnerabilities can be exploited from inadvertent or intentional actions of our employees, third-party vendors, or business partners or by malicious third parties. Attacks of this nature are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives (including industrial espionage) and expertise, including organized criminal groups, "hacktivists," nation states and others. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information. In addition, the prevalent use of mobile devices increases the risk of data security incidents.

Significant disruptions of our third-party vendors' information technology systems or other similar data security incidents could adversely affect our business operations and result in the loss, misappropriation and unauthorized access, use or disclosure of, or the prevention of access to, sensitive information, which could result in financial, legal, regulatory, business and reputational harm to us. In addition, information technology system disruptions, whether from attacks on our technological environment or from computer viruses, natural disasters, terrorism, war or telecommunication and electrical failures, could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data.

There is no way of knowing with certainty whether we have experienced any data security incidents that have not been discovered. While we have no reason to believe this to be the case, attackers have become very sophisticated in the way they conceal access to systems, and many companies that have been attacked are not aware that they have been attacked. Any event that leads to unauthorized access, use or disclosure of personal information, including personal information regarding our patients or employees, could disrupt our business, harm our reputation, compel us to comply with applicable federal and state breach notification laws and foreign law equivalents, subject us to time-consuming, distracting and expensive litigation, regulatory investigation and oversight or mandatory corrective action, require us to verify the correctness of database contents or otherwise subject us to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to us, and result in significant legal and financial exposure and reputational harm. In addition, any failure or perceived failure by us or our vendors or business partners to comply with our privacy, confidentiality or data security-related legal or other obligations to third parties, or any further security incidents or other inappropriate access events that result in the unauthorized access, release or transfer of sensitive information, which could include personally identifiable information, may result in governmental investigations, enforcement actions, regulatory fines, litigation or public statements against us by advocacy groups or others, and could cause third parties, including clinical sites, regulators or current and potential partners, to lose trust in us, or we could be subject to claims by third parties that we have breached our privacy- or confidentiality-related obligations. Moreover, data security incidents and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm of the type described above. While we have implemented security measures intended to protect our information technology systems and infrastructure, there can be no assurance that such measures will successfully prevent service interruptions or security incidents.

**If we engage in future acquisitions or strategic collaborations, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.**

From time to time, we may evaluate various acquisitions and strategic collaborations, including licensing or acquiring intellectual property rights, technologies or businesses, as deemed appropriate to carry out our business plan. Any potential acquisition or strategic collaboration may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of additional indebtedness or contingent liabilities;

- assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing product programs and initiatives in pursuing such a strategic partnership, merger or acquisition;

- retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or products and regulatory approvals; and

- our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

**We are subject to the risks of conducting business internationally.**

The global tensions resulting from the Russia-Ukraine conflict and the conflict in Israel, Iran, the Gaza Strip, and other parts of the Middle East have increased supply interruptions throughout the world and in the United States and may hinder our ability to find the materials we need to make our products. Although, to date, there has been minimal effect upon our business, supply disruptions could make it harder for us to find favorable pricing and reliable sources for the materials we need, putting upward pressure on our costs and increasing the risk that we may be unable to acquire the materials and services we need to continue to make certain products.

*Risks Related to Doing Business in China*

**The medical industry in China is highly regulated and such regulations are subject to change which may affect approval and commercialization of our products.**

A portion of our research is conducted in China through the Joint Venture, We believe the Joint Venture will confers clinical, commercial and regulatory advantages, but may subject the Joint Venture and us to significant regulatory, liquidity, and enforcement risks. The medical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. In recent years, the regulatory framework in China regarding the medical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our products in China and reduce the current benefits we believe are available to us from researching our products in China. The PRC authorities have become increasingly vigilant in enforcing laws in the medical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China. We believe our strategy and approach are aligned with the PRC government's regulatory policies, but we cannot ensure that our strategy and approach will continue to be aligned. In the event that there are changes, we and the Joint Venture will take any and all actions to remain in compliance with any such laws or regulations or detailed implementations and interpretations thereof.

**There may be difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us based on foreign laws.**

We are conducting our research in China through the Joint Venture. The Joint Venture is physically located in and was formed under the laws of Hong Kong. Our joint venture partner, Wider, is located in China. As a result, it may be difficult to effect service of process upon the Joint Venture inside China. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against the Joint Venture. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against the Joint Venture predicated upon the civil liability provisions of the securities laws of the United States or any state.

It may be difficult for us to enforce our rights with respect to the Joint Venture. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment by us against Wider or the Joint Venture if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

**The PRC's economic, political and social conditions, as well as governmental policies, could affect the business environment and financial markets in China, and our ability to operate our business, maintain our liquidity and keep our access to capital.**

A portion of our operations are conducted in China through the Joint Venture. Accordingly, our business, results of operations, financial condition and prospects may be influenced to a significant degree by economic, political, legal and social conditions in China. China's economy differs from the economies of developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth over the past thirty years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures may benefit the overall PRC economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are currently applicable to us. In addition, in the past the PRC

government implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operation. More generally, if the business environment in China deteriorates from the perspective of domestic or international investment, our business in China may also be adversely affected.

**Uncertainties with respect to the PRC legal system could adversely affect us.**

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protection afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights, most notably our rights with respect to the Joint Venture. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules. As a result, we may not be able to keep ourselves updated with these policies and rules in time. Such uncertainties, including uncertainty over the scope and effect of our contractual property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

**The approval of the China Securities Regulatory Commission, and other compliance procedures may be required in connection with any offering we may make and, if required, we cannot predict whether we will be able to obtain such approval.**

On December 24, 2021, the China Securities Regulatory Commission (CSRC), issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies. On February 17, 2023, the CSRC promulgated the Trial Measures for Overseas Listing and the Guidelines for Overseas Listing, or the Filing Rules, which became effective on March 31, 2023.

The new regulations require PRC companies that are listed or in the process of being listed on foreign exchanges ("PRC Companies") to make certain filings with the CSRC. The new regulations authorize the CSRC to review such fillings, penalize relevant PRC Companies or people in charge, or report to overseas securities regulatory institutions in case of violation of the Trial Measures, in order to ensure PRC Companies are in compliance with PRC regulations and policies. Failure to file as required could subject us or our controlling stockholders to fines and penalties, which may be significant. As of the date of this Report, the CSRC has not published any additional supplemental regulations or guidelines as to PRC Companies and there remains uncertainty regarding the interpretation and enforcement of those newly enacted PRC laws.

As of the date of this Report, (i) our business operations are carried on primarily outside of China; and (ii) we do not maintain any variable interest entity structure or operate any data center in China. We do not believe that sales of our devices to Wider to date constitute doing business in China. However, we may still be subject to PRC laws relating to, among others, data security and restrictions over foreign investments due to the complexity of the regulatory regime in China, and the recent statements and regulatory actions by the PRC government relating to data security may affect only that portion of the Joint Venture's business operations conducted in China. Our securities are not being offered or sold directly or indirectly in China to or for the benefit of, legal or natural persons of the PRC. Therefore, we have not obtained the approval from either the CSRC or the Cyberspace Administration of China (the "CAC") for any offering we may make in the future, and we do not intend to obtain the approval from either the CSRC or the CAC in connection with any such future offering, since we do not believe that such approval is required under these circumstances. Under the PRC's current legal system, Chinese citizens have the right to purchase securities publicly issued by overseas companies through legal channels and enjoy corresponding benefits of such ownership. Ownership of such securities does not require approval from the CSRC or the CAC.

On the website of the CSRC, the CSRC provides that in accordance with current laws and regulations, domestic Chinese residents can invest in overseas securities markets through legal channels such as purchasing qualified domestic institutional investor (QDII) fund product shares and participating in Shanghai Hong Kong stock transactions.

There can be no assurance however, that regulators in China will not take a contrary view or will not subsequently require us to undergo the approval procedures and subject us to penalties for non-compliance. The approval of the CSRC or the CAC, and other compliance procedures may be required in connection with any offering we may make and, if required, we cannot predict whether we will be able to obtain such approval.

**The PRC government has significant influence by enforcing existing rules and regulation, adopting new ones, or changing relevant industrial policies in a manner that may materially increase our compliance cost, change the relevant industry landscape in which we operate or otherwise cause significant changes to our business operations in China, which could result in material and adverse changes in our operations and cause the value of our securities to significantly decline or be worthless.**

The PRC's economy is in a transition from a planned economy to a market-oriented economy subject to five-year and annual plans adopted by the government that set national economic development goals. Policies of the PRC government can have significant effects on the economic conditions within the PRC. The PRC government has confirmed that economic development will follow the model of a market economy. A change in policies by the PRC government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. Although the PRC government has been pursuing economic reform policies for more than two decades, there is no assurance that the government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or ability to continue as a for-profit enterprise, expropriation or nationalization of private enterprises, changes in the allocation of resources or other circumstances affecting the PRC's political, economic and social environment.

**We may be subject to anti-monopoly concerns as a result of our doing business in China.**

Article 3 of Anti-Monopoly Law of the People's Republic of China prohibits "monopolistic practices," which include: a) the conclusion of monopoly agreements between operators; b) the abuse of dominant market position by operators; c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. According to Article 19, the operator(s) will be assumed to have a dominant market position if it has following situation: a) an operator has 50% or higher market share in a relevant market; b) two operators have 66% or higher market share in a relevant market; c) three operators have 75% or higher market share in a relevant market. We believe we have not conducted any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, create the Joint Venture with Wider, establish our WOFE in China or list on a U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of regulatory actions which may require us or the Joint Venture to meet new requirements on the issues mentioned above.

**Changes in U.S. and international trade policies, particularly with respect to China, may adversely impact our business and operating results.**

Changes to policy implemented by the U.S. Congress, the Trump administration or any new administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Because certain of our manufacturers and suppliers are located in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies, laws, rules and regulations of the United States or foreign governments, as well as political unrest or unstable economic conditions in foreign countries. Recently, the U.S government has announced substantial changes in U.S. trade policy and U.S. trade agreements, including the initiation of tariffs and trade restrictions on goods from China. In response to these measures, China has retaliated by imposing tariffs on certain goods from the U.S. Our components may in the future be subject to these tariffs, which could increase our manufacturing costs and could make our products, if successfully developed and approved, less competitive than those of our competitors whose inputs are not subject to these tariffs. We may otherwise experience supply disruptions or delays, and our suppliers may not continue to provide us with clinical supply in our required quantities, to our required specifications and quality levels or at attractive prices. In addition, certain Chinese contract manufacturing organizations may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit our ability to work with such entities, thereby potentially disrupting the supply of material to us. Such disruption could have adverse effects on the development of our product candidates and our business operations.

*Risks Related to Our Intellectual Property*

**If we are unable to obtain and maintain patent protection for our technologies and products, or if the scope of the patent protection obtained is insufficient, our competitors could develop and commercialize technologies and products similar or identical to ours, and our ability to successfully commercialize our technologies and products may be impaired.**

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our products. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our technologies and products. If we do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability. To protect our proprietary positions, we file patent applications in the United States and abroad related to our novel technologies and products that are important to our business. The patent application and prosecution processes are expensive and time-consuming. We and our current licensees, or any future licensors and licensees may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We or our current licensees, or any future licensors or licensees may also fail to identify patentable aspects of our research and development before it is too late to obtain patent protection. Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, such as with respect to proper priority claims, inventorship, claim scope or patent term adjustments. If our current licensees, or any future licensors or licensees, are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised and we might not be able to prevent third parties from making, using and selling competing products. If there are material defects in the form or preparation of our patents or patent applications, such patents or applications may be invalid and unenforceable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Any of these outcomes could impair our ability to prevent competition from third parties.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, changes in patent laws in the United States, including the America Invents Act of 2011, may affect the scope, strength and enforceability of our patent rights or the nature of proceedings that may be brought by us related to our patent rights.

We may not be aware of all third-party intellectual property rights potentially relating to our current and future products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until eighteen months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. Similarly, should we own any patents or patent applications in the future, we may not be certain that we were the first to file for patent protection for the inventions claimed in such patents or patent applications. As a result, the issuance, scope, validity and commercial value of our patent rights cannot be predicted with any certainty. Moreover, we may be subject to a third-party pre-issuance submission of prior art to the U.S. Patent and Trademark Office (the "USPTO"), or become involved in opposition, derivation, re-examination, *inter partes* review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection against competing products or processes sufficient to achieve our business objectives, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. Alternatively, our competitors may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technologies and products, or limit the duration of the patent protection of our technologies and products. In addition, given the amount of time required for the development, testing and regulatory review of new products, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

**We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.**

Competitors may infringe our issued patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, trademarks, copyrights or other intellectual property. In addition, in a patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent's claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patents do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

In any infringement litigation, any award of monetary damages we receive may not be commercially valuable. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a negative impact on our ability to compete in the marketplace.

**Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could significantly harm our business.**

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our products and use our proprietary technologies without infringing the intellectual property and other proprietary rights of third parties.

There is potential for a substantial amount of intellectual property litigation in our industry, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our technology or products, including interference proceedings before the USPTO. Intellectual property disputes arise in a number of areas including with respect to patents, use of other proprietary rights and the contractual terms of license arrangements. Third parties may assert claims against us based on existing or future intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance.

If we are found to infringe a third party's intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate.

However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative effect on our business.

**If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.**

In addition to seeking patent and trademark protection for our products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our trade secrets. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

**We may not be able to protect our intellectual property rights throughout the world.**

Filing, prosecuting and defending patents on products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States could be less extensive than those in the United States. In some cases, we may not be able to obtain patent protection for certain licensed technology outside the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States, even in jurisdictions where we do pursue patent protection. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, even in jurisdictions where we do pursue patent protection or from selling or importing products made using our inventions in and into the United States or other jurisdictions.

Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and preclinical programs and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents, if pursued and obtained, or marketing of competing products in violation of our proprietary rights generally.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us.

We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

*Risks Related to Regulatory Approval of Our Products and Other Legal Compliance Matters*

**Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us or any future collaborators from obtaining approvals for the commercialization of some or all of our products. As a result, we cannot predict when or if, and in which territories, we, or any future collaborators, will obtain marketing approval to commercialize a product candidate.**

Our products and the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, quality control, recordkeeping, labelling, packaging, storage, approval, advertising, promotion, sale, distribution, import, export and reporting of safety and other post-market information, are subject to comprehensive regulation by the FDA and other foreign regulatory agencies including the NMPA. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. As a result of the FDA reclassification ruling in December 2019, which impacted the classification of our devices, we had to suspend marketing of our first-Generation medical device for the treatment of anxiety and insomnia. Our Gen-2 and Gen-3 devices have completed development and are in the prototype stage of manufacturing and testing. Securing marketing approval from the FDA in the United States requires the submission of extensive testing and clinical data to regulatory authorities for each therapeutic indication to establish the candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

In addition, changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical, or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of our products, the commercial prospects for our products may be harmed and our ability to generate revenues will be impaired.

**Failure to obtain marketing approval in foreign jurisdictions would prevent our products from being marketed in these territories. Any approval we are granted for our products in the United States would not assure approval of our products in foreign jurisdictions.**

To market and sell our products in other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain approval from the FDA in the United States. The regulatory approval process outside the United States generally includes all the risks associated with obtaining approval from the FDA. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, failure to obtain approval in one jurisdiction may impact our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

**The U.S. FDA, Chinese National Medical Products Administration and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.**

In addition to clinical trials conducted in the United States, we have chosen, and may continue to choose, to conduct international clinical trials. The acceptance of study data by the FDA, NMPA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the United States population and United States medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to Current Good Clinical Practice requirements; and (3) the FDA is able to validate the data through an on-site inspection or other appropriate means. The FDA may accept the use of some foreign data to support a marketing approval if the clinical trial meets certain requirements. Additionally, the FDA's clinical trial requirements, including the adequacy of the subject population studied and statistical powering, must be met. Furthermore, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA, NMPA or any applicable foreign regulatory authority will accept data from trials conducted outside of its respective jurisdiction. If the FDA, NMPA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our product candidates not receiving approval for commercialization in the applicable jurisdiction.

**Even if we obtain marketing approvals for our products, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.**

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, including the potential requirements to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our products for which we obtain marketing approval. Promotional communications are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product's approved labelling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers' facilities are required to comply with extensive FDA requirements including ensuring quality control and manufacturing procedures, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance.

**Our employees, independent contractors, principal investigators, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.**

We are exposed to the risk of employee fraud or other misconduct or failure to comply with applicable regulatory requirements. Misconduct by employees and independent contractors, such as principal investigators, consultants, commercial partners and vendors, could include failures to comply with regulations of the FDA and other comparable regulatory authorities, to provide accurate information to such regulators, to comply with manufacturing standards we have established, to comply with healthcare fraud and abuse laws, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. In addition, federal procurement laws impose substantial penalties for misconduct in connection with government contracts and require certain contractors to maintain a code of business ethics and conduct. It is not always possible to identify and deter employee and independent contractor misconduct, and any precautions we take to detect and prevent improper activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws. If any such actions are instituted against us, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate.

**Our current and future relationships with healthcare professionals, principal investigators, consultants, customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, physician payment transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to penalties.**

Healthcare providers, physicians, clinicians, and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may expose us to broadly applicable fraud and abuse and other healthcare laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, that may constrain the business or financial arrangements and relationships through which we research, sell, market and distribute any products for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and patient privacy and security regulation by the federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid;

- federal civil and criminal false claims laws, including the federal False Claims Act, which impose criminal and civil penalties, including through civil whistle blower or *qui tam* actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

- the civil monetary penalties statute, which imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent;

- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of whether the payor is public or private, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on "covered entities," including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective "business associates" that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- the federal Physician Payments Sunshine Act, created under Section 6002 of Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the "ACA," and its implementing regulations, created annual reporting requirements for manufacturers of products, devices, biologicals and medical supplies for certain payments and "transfers of value" provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

- analogous state and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require companies to comply with voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

Further, the ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the ACA provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.

Efforts to ensure that our future business arrangements with third parties will comply with applicable healthcare laws and regulations may involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, additional reporting or oversight obligations if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with the law and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and pursue our strategy. If any of the physicians or other healthcare providers or entities with whom we expect to do business, including future collaborators, are found not to comply with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also affect our business.

**Recently enacted and future legislation may increase the difficulty and cost for us and our collaborators to obtain marketing approval of and commercialize our products and affect the prices we may obtain.**

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent, alter or delay marketing approval of our existing or future products, restrict or regulate post-approval activities and affect our ability to profitably sell any products for which we obtain marketing approval.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. For example, the ACA, which was enacted in the United States in March 2010, includes measures to change health care delivery, decrease the number of individuals without insurance, ensure access to certain basic health care services and contain the rising cost of care. The healthcare reform movement, including the enactment of the ACA, has significantly changed health care financing by both governmental and private insurers in the United States. With respect to pharmaceutical manufacturers, the ACA increased the number of individuals with access to health care coverage, but it simultaneously imposed, among other things, increased liability for rebates and discounts owed to certain entities and government health care programs, and new transparency reporting requirements under the Physician Payments Sunshine Act.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as efforts to repeal or replace certain aspects of the ACA. We continue to evaluate the effect that the ACA and its possible repeal and replacement has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

In addition to the ACA, other federal health reform measures have been proposed and adopted in the United States. For example, legislation has been enacted to reduce the level of reimbursement paid to providers under the Medicare program over time, as well as phase in alternative payment models for provider services under the Medicare program with the goal of incentivizing the attainment of pre-defined quality measures. As these measures are not fully in effect, and since the U.S. Congress could intervene to prevent their full implementation, at this time, it is unclear how payment reductions or the introduction of the quality payment program will impact overall physician reimbursement under the Medicare program. It is also unclear if changes in Medicare payments to providers would impact such providers' willingness to prescribe and administer our existing or future products, if approved. Further, there has been heightened governmental scrutiny over the manner in which companies set prices for their marketed products. For example, there have been several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, review the relationship between pricing and patient programs, and reform government program reimbursement methodologies for products.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our products, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labelling and post-marketing testing and other requirements.

**Our business activities may be subject to the U.S. Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery and anti-corruption laws of other countries in which we operate, as well as U.S. and foreign export controls, trade sanctions and import laws and regulations. Compliance with these legal requirements could limit our ability to compete in foreign markets and subject us to liability if we violate them.**

If we further expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate. Our business activities may be subject to the FCPA and similar anti-bribery or anti-corruption laws, regulations or rules of other countries in which we operate. The FCPA generally prohibits companies and their employees and third-party intermediaries from offering, promising, giving or authorizing the provision of anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise obtain or retain business. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. Our business is heavily regulated and therefore involves significant interaction with public officials, including officials of non-U.S. governments. Additionally, in many other countries, hospitals owned and operated by the government and doctors and other hospital employees would be considered foreign officials under the FCPA. Recently the SEC and DOJ have increased their FCPA enforcement activities with respect to biotechnology and pharmaceutical companies. There is no certainty that all our employees, agents or contractors, or those of our affiliates, will comply with all applicable laws and regulations, particularly given the high level of complexity of these laws. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, disgorgement and other sanctions and remedial measures and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our products in one or more countries and could materially damage our reputation, our brand, our international activities, our ability to attract and retain employees and our business, prospects, operating results and financial condition.

In addition, our products and technology may be subject to U.S. and foreign export controls, trade sanctions and import laws and regulations. Governmental regulation of the import or export of our products and technology, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products would likely adversely affect our business.

*Risks Related to Ownership of Our Common Stock and Our Status as a Public Company*

**The trading price of our common stock has been and is likely to be volatile and to fluctuate substantially, which could result in substantial losses for purchasers of our common stock.**

Our stock price has been, and is likely to be, volatile. The stock market in general and the market for companies in our industry in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Volatility in our common stock is also subject to risks and uncertainties, including those discussed in this "Risk Factors" section. These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares of our common stock and may otherwise negatively affect the liquidity of our common stock. As a result of this volatility, investors may not be able to sell their shares at or above the price paid.

Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming and could divert our management's attention and our resources. Furthermore, during litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our common stock.

**If we are not able to comply with the applicable continued listing requirements or standards of The Nasdaq Stock Market LLC, Nasdaq could delist our common stock, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.**

Our shares of our common stock are listed on the Capital Market tier of the Nasdaq Stock Market, or Nasdaq, under the symbol "NXL." Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization, minimum stockholders' equity and other requirements. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including the Minimum Bid Price Rule (as discussed below) and those regarding director independence and independent committee requirements, minimum stockholders' equity, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

On January 21, 2026, the Company received a deficiency letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that, based upon the closing bid price of the Company's common stock, par value $0.001 per share, for the last 30 consecutive business days, the Company is not currently in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Requirement").

The Notice has no immediate effect on the continued listing status of the Common Stock on The Nasdaq Capital Market, and, therefore, the Company's listing remains fully effective. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided a compliance period of 180 calendar days from the date of the Notice, or until July 20, 2026, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of the Common Stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days prior to July 20, 2026. If the Company is not in compliance with the Minimum Bid Requirement by July 20, 2026, the Company may be afforded a second 180 calendar day compliance period. To qualify for this additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price requirement.

If Nasdaq delists our common stock from trading on its exchange and we are not able to list our common stock on another national securities exchange, we expect our common stock could be quoted on an over-the-counter market. If this were to occur, we could face significant adverse consequences, including:

- a limited availability of market quotations for our common stock;

- reduced liquidity for our common stock;

- a determination that our common stock is a "penny stock," which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to obtain additional financing in the future.

**If equity research analysts do not publish research or reports, or publish unfavorable research or reports about us, our business or our market, our stock price and trading volume could decline.**

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We do not currently have and may never obtain research coverage by equity research analysts. Equity research analysts may elect not to provide research coverage of our common stock, and such lack of research coverage may adversely affect the market price of our common stock. In the event we do have equity research analyst coverage, we will not have any control over the analysts, or the content and opinions included in their reports. The price of our shares could decline if one or more equity research analysts downgrade our shares or issue other unfavorable commentary or research about us. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our shares could decrease, which in turn could cause the trading price or trading volume of our common stock to decline.

**We do not intend to pay cash dividends on our common stock in the foreseeable future.**

We have never declared or paid any cash dividends on our common stock, and we currently do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to finance the development and expansion of our products and business. Accordingly, our stockholders will not realize a return on their investments unless the trading price of our common stock appreciates.

**Concentration of ownership of our common stock among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions and matters submitted to stockholders for approval.**

Our executive officers, directors and current beneficial owners of 5% or more of our common stock and their respective affiliates, in the aggregate, beneficially own approximately 22.14% of our outstanding common stock, based on the number of shares of our common stock outstanding as of March 23, 2026. As a result, these persons, acting together, would be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors, any merger, consolidation or sale of all or substantially all of our assets or other significant corporate transactions. In addition, these persons, acting together, may have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

- delaying, deferring or preventing a change in control;

- entrenching our management and/or the board of directors;

- impeding a merger, consolidation, takeover or other business combination involving us; or

- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares were sold in our public offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders.

**Provisions in our corporate charter documents and under Delaware law could make an acquisition of our Company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.**

Provisions in our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions also could limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

- establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

- require that stockholder actions must be affected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

- limit who may call stockholder meetings; and

- require the approval of the holders of at least 66.66% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our charter or bylaws or remove a director.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired more than 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that investors are willing to pay for our stock.

**Our Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America are the exclusive forums for substantially all disputes between us and our stockholders, including claims under the Securities Act of 1933, as amended (the "Securities Act") and the Exchange Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.**

Our Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us or any of our directors, officers, employees or agents arising under the DGCL, our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws;

- any action or proceeding to interpret, apply, enforce or determine the validity of our Amended and Restated Certificate of Incorporation or our Amended and Restated Bylaws; and

- any action asserting a claim against us or any of our directors, officers, employees or agents that is governed by the internal-affairs doctrine.

Our Amended and Restated Certificate of Incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions. We note that there is uncertainty as to whether a court would enforce such exclusive-forum provision and that provision may result in increased costs for investors to bring a claim.

**We are an "emerging growth company" and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.**

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we do not intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

- not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the consolidated financial statements;

- reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the trading prices for our securities may be more volatile. We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering. However, if any of the following events occur prior to the end of such five-year period, (i) our annual gross revenue exceeds $1.235 billion, (ii) we issue more than $1.0 billion of non-convertible debt in any three-year period or (iii) we become a "large accelerated filer," (as defined in Rule 12b-2 under the Exchange Act), we will cease to be an emerging growth company prior to the end of such five-year period. We will be deemed to be a "large accelerated filer" at such time that we (a) have an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of our most recently completed fiscal year, (b) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least twelve months and (c) have filed at least one annual report pursuant to the Exchange Act.

Even after we no longer qualify as an emerging growth company, we may still qualify as a "smaller reporting company," which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this Report and our other periodic reports and proxy statements.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

**We have identified material weaknesses in our internal controls over financial reporting, which could impair our ability to produce accurate financial statements on a timely basis.**

We are subject to the reporting requirements of the Exchange Act, as amended, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the rules and regulations of Nasdaq. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting ("ICFR").

As required by Section 404 of Sarbanes-Oxley t, we must evaluate and test our ICFR in order for management to report on the effectiveness in our Annual Report on Form 10-K filing for each fiscal year. This requires us to incur substantial additional professional fees and internal costs, expand our accounting and finance functions, and devote significant management time and attention.

As of the fiscal year ended December 31, 2025, our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management concluded that our disclosure controls and procedures were not effective due to the following material weaknesses in our internal control over financial reporting:

- Lack of sufficient resources necessary to provide adequate segregation of duties related to the preparation and review of financial information used in financial reporting and review of controls over the financial reporting process; and

- Insufficient IT controls which are effectively designed and implemented, specifically related to user/ superuser access to the Company's financial reporting system.

As described in Item 9A-Controls and Procedures — Management's Annual Report on Internal Control over Financial Reporting, the Company has begun, and will continue the process of remediating its identified material weaknesses. Management's continuing evaluation and work to enhance the Company's internal control over financial reporting has required and will continue to require the dedication of additional resources and management time and expense. If the Company fails to maintain the effectiveness of its ICFR, including any failure to implement new or improved controls, or if the Company experiences difficulties in their implementation, the Company's business and operating results could be harmed, and the Company could fail to meet its financial reporting obligations, which in turn could affect the market price of the Company's securities. In addition, perceptions of the Company among lenders, investors, securities analysts and others could also be adversely affected. The current material weaknesses or any weaknesses or deficiencies identified in the future could also hurt confidence in the Company's business and the accuracy and completeness of the Company's financial statements.

The Company can give no assurances that the remediation measures it has implemented and will begin implementing, or any future measures it may take, will remediate the material weaknesses identified or that any additional material weaknesses will not arise or be identified in the future due to the Company's failure to implement and maintain effective internal control over financial reporting. In addition, even if the Company is successful in strengthening its controls and procedures, those controls and procedures may not be effective to prevent or identify irregularities or ensure the fair and accurate presentation of the Company's financial statements included in its periodic reports filed with the SEC.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 1C. CYBERSECURITY

We maintain an information security program and governance framework that is designed to protect our information systems against operational risks related to cybersecurity.

Our Board of Directors is primarily responsible for overseeing and governing our cybersecurity risk management program. The Audit Committee of our Board of Directors is responsible for overseeing management's processes for identifying and mitigating risks that affect our operations, including cybersecurity risks. Procedures for assessing, identifying and managing cybersecurity-related risks are incorporated into our overall risk management framework. Senior leadership regularly briefs the full Board of Directors on our cybersecurity and information security posture and the Audit Committee is apprised of cybersecurity incidents deemed to pose a critical risk to our information technology ("IT") assets or business. We rely upon in-house and third- party cybersecurity vendors to monitor our IT systems and assets and have a governance structure and processes to assess, identify, manage, and report cybersecurity risks.

We continue to assess the risks and changes in the cyber environment, invest in enhancements to our cybersecurity capabilities, and engage in industry and government forums to promote advancements in our cybersecurity capabilities, as well as the broader cybersecurity ecosystem.

Although we have not, as of the date of this Report, experienced a cybersecurity incident that materially affected our business, financial condition and results of operations, we can provide no assurance that we will not experience a material cybersecurity incident in the future.

## ITEM 2. PROPERTIES

Our principal executive office is located at 1776 Yorktown, Suite 550, Houston, Texas 77056. Under ASC 842 "*Leases*", we have a sub-lease (through IIcom Strategic Inc. controlled and owned by our Chief Executive Officer) totaling approximately 4,000 square feet of office space under an operating lease. Management and supporting staff are located at this location. The initial sub-lease expired in January of 2024. The Company entered into a new sublease for the same parties for additional space, which expired in February 2026, at which time the Company is paying month to month. Pursuant to the sublease, we paid the third-party landlord (not the sub landlord) all direct and indirect rent costs under the primary lease directly for the leased premises. No additional payments are made to the Chief Executive Officer or the entity controlled by him.

We do not own or operate manufacturing facilities for the production of any of our products, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We believe our current premises are sufficient for our needs at this time and for the foreseeable future.

## ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings arising in the ordinary course of business. As of the date of this Report, there are no material pending legal proceedings in which the Company or any of its subsidiaries is a party or in which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of its voting securities, or security holder is a party adverse to us or has a material interest adverse to the Company other than the following:

*Employment Development Department*

The Company entered into a settlement discussion with the Employment Development Department (EDD) of the State of California. This matter involved issues related to our previous management's classification of certain work provided to or on behalf of the Company's business as contract labor instead of employee labor. The total amount involved was approximately $300,000. Management petitioned for reassessment and believed the workers at issue were indeed actual contractors and not employees. We have no business in California other than one part time and one full time worker residing in California. The EDD approved a significant downward adjustment in our outstanding employment tax liability to approximately $40,000 and later to approximately $30,000. All amounts were paid prior to December 31, 2025 and this matter is settled.

## ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

## ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

*Principal Market*

Our common stock is currently traded on The Nasdaq Capital Market under the symbol "NXL."

*Equity Holders*

As of March 23, 2026, the number of stockholders of our common stock of record was approximately 794 persons and the last reported closing price per share of our common stock on such date was $0.41 The number of stockholders of record is not representative of the number of beneficial stockholders due to the fact that many shares are held by depositories, brokers, or nominees.

*Dividends*

We have not declared or paid any cash dividends on its common stock since inception. We do not intend to pay any cash dividends at this time or in the foreseeable future.

*Recent Sales of Unregistered Securities*

During the fiscal year ended December 31, 2025, the Company granted stock options to purchase an aggregate of 1,075,539 shares of its common stock and issued an aggregate of 1,101,416 shares of restricted common stock under the Company's 2023 Equity Incentive Plan. The stock options are exercisable in accordance with their respective award agreements. The securities were to employees, officers, directors and consultants in consideration for services rendered to the Company.

*Repurchase of Equity Securities*

None.

*Securities Authorized for Issuance under Equity Compensation Plans*

Nexalin's 2023 Equity Incentive Plan (the "2023 Plan") was approved by our stockholders on November 10, 2023, and amendments to the 2023 Plan were approved by our stockholders on August 26, 2024 and July 15, 2025, to provide for additional shares to be available for the grant of awards. The 2023 Plan provides that the maximum number of shares of common stock available for the grant of awards under the 2023 Plan shall be 9,000,000, subject to adjustment for stock dividends, stock splits or similar events.

The 2023 Plan is administered by the Compensation Committee of the Board of Directors, which may in turn delegate administrative authority to one or more of our executive officers. Under the terms of the 2023 Plan, the Compensation Committee may grant equity awards, including nonqualified stock options and restricted stock to employees, officers, directors, consultants, agents, advisors and independent contractors.

The following table sets forth securities authorized for issuance under any equity compensation plans approved by our stockholders as well as any equity compensation plans not approved by our stockholders as of December 31, 2025.

| Plan category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Plans approved by our shareholders . . . . . . . . . . . . . . . . . . . . . | 4,113,617 | $    1.12 | 761,405 |
| Plans not approved by shareholders . . . . . . . . . . . . . . . . . . . . . | — | — | — |

On December 19, 2025, the Board and the Compensation Committee approved the grant of stock options to certain employees and Board members, subject to shareholder approval of an amendment to the 2023 Plan to increase the number of shares available for issuance. As of December 31, 2025, shareholder approval had not been obtained, and therefore no grant date had occurred, and no compensation expense has been recognized. The table above does not include 2,400,000 shares underlying stock options that are contingent on the above shareholder approval.

See Item 11. "Executive Compensation" for a discussion of certain stock related compensation agreements with certain of our executive officers.

## ITEM 6. [RESERVED]

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*Special Note Regarding Forward-Looking Statements*

*You should read the following discussion and analysis of financial condition and operating results together with our financial statements and the related notes and other financial information included elsewhere in this Report. References in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" to "us," "we," "our," and similar terms refer to Nexalin Technology, Inc. and its subsidiaries. This discussion contains forward-looking statements as that term is defined within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by those sections. The events described in forward-looking statements contained in this discussion may not occur. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of our plans or strategies, projected or anticipated benefits from acquisitions that may be made by us, or projections involving anticipated revenues, earnings or other aspects of our operating results. The words "may," "will," "expect," "believe," "anticipate," "project," "plan," "intend," "estimate," and "continue," and their opposites and similar expressions, are intended to identify forward-looking statements. We caution you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, which may influence the accuracy of the statements and the projections upon which the statements are based. Reference is made to "Risk Factors" in this Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For convenience of presentation some of the numbers have been rounded in the text below.*

*Overview*

Nexalin Technology, Inc. is a medical device company focused on developing innovative neurostimulation products to address the global mental health epidemic. The Company generates limited domestic revenue primarily from legacy Gen-1 device licensing fees and electrode sales, as U.S. marketing of new Gen-1 devices has been paused following the FDA's December 2019 reclassification of cranial electrotherapy stimulation devices and international sales of our Gen-2. Revenue continues to be derived from sales of Gen-1 devices and supplies internationally. During fiscal year 2025, the Company advanced its next-generation product development, with the FDA formally accepting the Company's

Q-Submission for its Gen-2 SYNC system targeting Alzheimer's disease and dementia, and clinical trials for the Gen-3 HALO device for insomnia in the United States. Management's priorities include obtaining FDA clearance for its Gen-2 and Gen-3 devices and executing U.S. clinical trials. The Company faces significant challenges, including substantial doubt about its ability to continue as a going concern due to recurring losses and negative cash flows, a requirement to regain compliance with Nasdaq's minimum bid price requirement, and material weaknesses in internal control over financial reporting related to segregation of duties and IT access controls. As of December 31, 2025, the Company had cash and cash equivalents and investments of approximately $3.7 million and an accumulated deficit of approximately $92.9 million. The Company intends to fund operations through its at-the-market offering facility and other financing activities, though there can be no assurance that sufficient capital will be available on acceptable terms, or at all. The neurostimulation industry remains competitive and subject to rapid technological change, and the Company's success depends on its ability to obtain regulatory approvals, protect its intellectual property, and achieve market acceptance for its products.

*Results of Operations*

**Comparison of the Years ended December 31, 2025 and 2024**

Our financial results for the years ended December 31, 2025 and 2024 are summarized as follows:

| | For the Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | 2024 | Change | Change[1] |
| | | | $ | % |
| Revenues, net | $ 301,647 | $ 168,721 | $ 132,926 | 79% |
| Cost of revenues | 61,373 | 36,593 | 24,780 | 68% |
| Gross profit | 240,274 | 132,128 | 108,146 | 82% |
| Operating expenses: | | | | |
| Professional fees | 1,270,109 | 966,815 | 303,294 | 31% |
| Salaries and benefits | 1,879,283 | 1,500,089 | 379,194 | 25% |
| Selling, general and administrative | 4,398,241 | 4,228,986 | 169,255 | 4% |
| Research and development | 1,083,522 | 1,190,884 | (107,362) | (9%) |
| Total operating expenses | 8,631,155 | 7,886,774 | 744,381 | 9% |
| Loss from operations | (8,390,881) | (7,754,646) | (636,235) | 8% |
| Other income, net: | | | | |
| Interest income, net | 8,240 | 3,193 | 5,047 | 158% |
| Gain on sale of short-term investments | 126,940 | 130,110 | (3,170) | (2%) |
| Other income | 34,568 | 9,310 | 25,258 | 271% |
| Total other income, net | 169,748 | 142,613 | 27,135 | 19% |
| Loss before provision for income taxes | $ (8,221,133) | $ (7,612,033) | $ (609,100) | 8% |
| Provision for income taxes | — | — | — | 0% |
| Loss before net (loss)/earnings of affiliate | (8,221,133) | (7,612,033) | (609,100) | 8% |
| Net (loss)/earnings of affiliate | (1,048) | 4,851 | (5,899) | (122%) |
| Net loss | $ (8,222,181) | $ (7,607,182) | $ (614,999) | 8% |
| Other comprehensive income (loss): | | | | |
| Unrealized gain (loss) from short-term investments | 919 | (108) | 1,027 | (951%) |
| Comprehensive loss | $ (8,221,262) | $ (7,607,290) | $ (613,972) | 8% |

(1)    Percentages may not foot due to rounding.

Revenues

For the years ended December 31, 2025 and 2024, we generated approximately $302,000 and $169,000 respectively, of revenue primarily from the sale of Devices and Licensing and treatment fee agreements with our customers for which we charge a monthly licensing fee for the duration of the agreement. We also generated revenue from treatment fee agreements by collecting fees based on the number of treatments per month to customers. In addition, we derived revenue from Equipment by selling boards, electrodes and patient cables to customers for use with our devices. The approximate $133,000 increase in revenue for the year ended December 31, 2025 compared to the year ended December 31, 2024 was primarily due to an increase in Device sales of approximately $81,000 due to increased units sold to international customers in 2025. In addition, Equipment sales increased by approximately $47,000 from increased sales of electrodes and cables. Other revenue also increased by approximately $26,000 from shipping income and other miscellaneous service income during the year. This was offset by a decrease in Licensing fees of approximately $20,000.

Cost of Revenues and Gross Profit

For the years ended December 31, 2025 and 2024, cost of revenues was approximately $61,000 and $37,000, respectively, yielding a gross profit of approximately $240,000 and $132,000, respectively, or 80% and 78% gross profit, respectively. The change in gross profit was not material based on the revenue levels at this time. The slight increase in gross profit was a result of the mix of revenue types during the periods.

Operating Expenses

Total operating expenses for the years ended December 31, 2025 and 2024 were approximately $8,631,000 and $7,887,000, respectively, an increase of approximately $744,000, consisting of increases in; salaries and benefits expenses of approximately $379,000, selling, general and administrative expenses of approximately $169,000 and in professional fees expenses of approximately $303,000. This was offset by a decrease in research and development expenses of approximately $107,000.

The salaries and benefits cost increases of approximately $379,000 were primarily attributable to additional compensation related to three new employees, bonuses and normal pay, taxes and benefit increase throughout the organization.

Selling, general and administrative cost increases of approximately $169,000 were due to increases of approximately $227,000 in consulting expenses for additional international distribution services and other advisory services, approximately $30,000 of increases in rent for additional space in 2025 and approximately $40,000 for the build out of a new website and marketing material, offset by decreases in insurance of approximately $50,000, in travel expenses of approximately $60,000. The remaining net decrease of approximately $17,000 was due to various immaterial changes in various accounts during the year.

The increase in professional fees of approximately $303,000 was primarily due to increases of approximately $45,000 in accounting, $90,000 in legal and $10,000 in printing. These increases are primarily attributable to increased services during the year from the capital raise and other registration statement activity. Additionally, there was an increase of approximately $177,000 for marketing and investor related activity. The remaining net decrease of approximately $19,000 was due to various immaterial changes in various accounts during the year.

Research and development costs decreased by approximately $107,000 from December 31, 2024 to December 31, 2025. The primary decrease was related to a one-time non-cash compensation charge in 2024 for approximately $400,000 for shares of common stock issued to our Joint Venture party, Wider, for research activities and a reduction of approximately $43,000 of decreased costs related to the SYNC desktop project. This was offset by increases to various research and development projects consisting of the following; increase of approximately $170,000 for development cost related to our virtual clinic APP, increase cost of approximately $109,000 associated with the HALO development project, and increase costs of approximately $51,000 for clinical trials (UCSD and Brazil). The remaining net increase of approximately $6,000 was due to various immaterial changes in various accounts during the year.

## Other Income, net

Other income, net as of December 31, 2025 and 2024 were approximately $170,000 and $143,000 respectively, consisting of interest and dividend income and gain on the sale of short-term investments. The increase in other income was primarily due to an adjustment in a settlement liability that was settled in 2025.

*Liquidity and Capital Resources*

**Working Capital**

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Current assets | $ 4,299,270 | $ 3,961,141 |
| Current liabilities | 887,333 | 546,694 |
| Working capital | $ 3,411,937 | $ 3,414,447 |

Current assets increased for the year ended December 31, 2025 primarily as a result of an increase in short-term investments and cash and cash equivalents as a result of a capital raise and use of our ATM program. Accounts receivable also increased as a result of additional revenue near year end.

Current liabilities increased for the year ended December 31, 2025 due to an accounts payable increase from to timing of payments. Accrued expense increased due to additional bonuses earned and not paid out at year end.

*"At-the-Market" Offering*

On October 15, 2025, we entered into an Amendment No. 2 to that certain equity distribution agreement, dated April 29, 2025 (as amended by that certain Amendment No. 1 to the Equity Distribution Agreement, dated May 5, 2025, the "Equity Distribution Agreement") with Maxim Group LLC ("Maxim"), under which we currently have the ability to issue and sell shares of our common stock, from time to time, through Maxim, up to an aggregate offering price of approximately $4,273,000 ("ATM"). During the year ended December 31, 2025 we sold 691,407 shares of our common stock for approximately $643,000 of gross proceeds. The total commissions and related legal and accounting fees were approximately $119,000 as of December 31, 2025 and we received net proceeds of approximately $524,000.

Subsequent to December 31, 2025, we have sold 1,395,300 shares of our common stock under this program for gross proceeds of approximately $780,000 and net proceeds of approximately $756,000.

As of March 23, 2026, we had remaining capacity to sell up to an additional approximate $2,850,000 worth of common stock under the ATM program.

**Cash Flows**

The following table summarizes our consolidated cash flows for the years ended December 31, 2025 and 2024:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Net cash used in operating activities | $ (4,957,658) | $ (3,944,390) |
| Net cash used in investing activities | $ (131,991) | $ (577,539) |
| Net cash provided by financing activities | $ 5,169,947 | $ 4,516,184 |

Net Cash Used In Operating Activities

Net cash used in operating activities was approximately $4,958,000 for the year ended December 31, 2025, as compared to $3,944,000 for the year ended December 31, 2024, an increase of approximately $1,014,000, which was primarily due to an increase in net loss of approximately $615,000, or approximately $1,121,000 adjusted for non-cash expenses. The remaining change was due to changes in operating assets and liabilities for the respective periods; a increase in accounts payable of approximately $92,000, a decrease in prepaid expenses and other current assets of approximately $91,000, increase in inventory of approximately $45,000, an increase in lease liability of approximately $4,000, an increase in accrued expenses of approximately $123,000 and decrease in accounts receivable of approximately $65,000.

Net Cash Used In Investing Activities

Net cash used in investing activities during the year ended December 31, 2025, and 2024 was approximately $132,000 and $578,000, respectively. For the year ended December 31, 2025 this was due to short-term investment sales of approximately $40,725,000 offset by purchases of approximately $40,760,000 of short-term investments and the purchase of patents and trademarks of approximately $97,000. Net cash used in investing activities during the year ended December 31, 2024, of approximately $578,000 was due to short-term investment sales of approximately $33,224,000 offset by purchases of approximately $33,631,000 of short-term investments and the purchase of patents and trademarks of approximately $170,000.

Net Cash Provided by Financing Activities

Net cash provided by financing activities during the year ended December 31, 2025 and 2024 was approximately $5,170,000 and $4,516,000, respectively. The increase in 2025 was primarily due to a higher level of common stock sales, including the initial utilization of our at-the-market ("ATM") equity program in 2025, which was not utilized in 2024.

**Uses and Availability of Additional Funds**

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research and development services, manufacturing development costs, legal and other regulatory expenses, and general administrative costs. Although we have produced Gen-2, which is selling internationally where it is approved for certain utilizations by medical practitioners, the successful development of our future products is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the clinical development of Gen-3 and obtain regulatory approvals. We are also unable to predict when, if ever, net cash inflows from revenues will enable us to be cash flow positive. This is due to the numerous risks and uncertainties associated with developing products, including, among others, the uncertainty of:

- successful enrolment in, and completion of clinical trials;

- performing preclinical studies and clinical trials in compliance with the FDA and/or any comparable regulatory authority requirements;

- the ability to outsource the manufacture of our products for development, clinical trials and/or potential commercialization;

- obtaining and maintaining patent, trademark and trade secret protection for our products;

- scaling the commercial sales of products, if and when approved, whether alone or in collaboration with others;

- acceptance of existing therapies, and future therapies, if and when approved, by healthcare providers, physicians, clinicians, patients and third-party payors;

- competing effectively with other therapies;

- obtaining and maintaining healthcare coverage and adequate reimbursement;

- protecting our rights in our intellectual property portfolio; and

- maintaining a continued acceptable safety profile of our products following approval.

*Liquidity and Capital Resources*

As of December 31, 2025, the Company had a significant accumulated deficit of approximately $92,867,000. For the year ended December 31, 2025, the Company had a net loss of approximately $8,222,000 and negative cash flows from operations of approximately $4,958,000. The Company will continue to service existing customers in the United States as well as sell devices and equipment overseas. The Company's operating activities consume the majority of its cash resources. The Company anticipates that it will continue to incur operating losses as it executes its development plans including clinical trials through 2026 and beyond, as well as other potential strategic and business development initiatives. In addition, the Company has had and expects to have negative cash flows from operations, at least into the near future. The Company previously funded these losses primarily through the sale of equity and utilization of our ATM program. As of December 31, 2025, the Company had cash and cash equivalents on hand of approximately $655,000 and short-term investments of approximately $3,068,000. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for at least twelve months after the date of this Report.

Our ability to continue as a going concern will be dependent upon our ability to execute on our business plan, including the ability to generate revenue from overseas opportunities and obtain U.S. approval for the sale of our devices in the United States, and, if necessary, our ability to raise additional capital. Although no assurances can be given as to our ability to deliver on our revenue plans or that unforeseen expenses may arise, management has evaluated the significance of the conditions as of December 31, 2025 and have concluded that we will not have sufficient cash and cash equivalents and short-term investments to satisfy our anticipated cash requirements for the next twelve months from the issuance of these consolidated financial statements. These plans were therefore determined not to be sufficient to overcome the presumption of substantial doubt about the Company's ability to continue as a going concern within twelve months from the issuance of these consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*Effects of Inflation*

We do not believe that inflation had a material impact on our business, revenues or operating results during the periods presented.

*Critical Accounting Estimates*

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles, which require our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our consolidated financial statements that require estimation but are not deemed critical, as defined above.

For a detailed discussion of our significant accounting policies and related judgments, see Note 3 of the Notes to Consolidated Financial Statements in "Item 8. Financial Statements and Supplemental Data" of this Report.

*Recent Accounting Pronouncements*

See Note 3 — Summary of significant accounting policies and new accounting standards in the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Report for a summary of recently adopted accounting pronouncements.

*Contractual Obligations*

See Note 7 — Commitments and Contingencies in the Notes to the Consolidated Financial Statements in Part II, Item 8 of this Report for a summary of our contractual obligations.

*Off-Balance Sheet Arrangements*

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

*Factors That May Affect Future Results and Financial Condition*

The information contained under the caption "Risk Factors" beginning on page 17 of this Report provides examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Readers should be aware that the occurrence of any of the events described in these risk factors could have a material adverse effect on our business, results of operations and financial condition. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

*Nasdaq*

In September 2025, our IPO warrants expired, and a Form 25 was filed with the SEC to indicate that the warrants had expired and were delisted. The common stock of the Company will continue to trade on the Nasdaq Capital Market under the symbol "NXL".

*Minimum Bid Price Requirement*

We are required to maintain a minimum bid price of $1.00 per share. On January 21, 2026, the Company received a deficiency letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that, based upon the closing bid price of the Company's common stock, par value $0.001 per share, for the last 30 consecutive business days, the Company is not currently in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Requirement").

The Notice has no immediate effect on the continued listing status of the Common Stock on The Nasdaq Capital Market, and, therefore, the Company's listing remains fully effective. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided a compliance period of 180 calendar days from the date of the Notice, or until July 20, 2026, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of the Common Stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days prior to July 20, 2026. If the Company is not in compliance with the Minimum Bid Requirement by July 20, 2026, the Company may be afforded a second 180 calendar day compliance period. To qualify for this additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price requirement.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable. As a smaller reporting company, we are not required to provide the information required by Item 7A.

## ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

See attached Consolidated Financial Statements beginning on page F-1 attached to this Report.

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

There are no changes in or disagreements with accountants on accounting and financial disclosure.

**ITEM 9A. CONTROLS AND PROCEDURES**

*Evaluation of Disclosure Controls and Procedures*

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) or Rule 15d-15(e) promulgated under the Exchange Act as of the end of the period covered by this Report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this Report to provide reasonable assurance that material information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms due to the material weakness described below.

*Management's Report on Internal Control over Financial Reporting*

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer, or persons performing similar functions, and effected by our board of directors to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer (our "Certifying Officers"), the effectiveness of our internal control over financial reporting as of December 31, 2025, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of the evaluation date, our internal control over financial reporting was not effective due to the following material weaknesses:

- Lack of sufficient resources necessary to provide adequate segregation of duties related to the preparation and review of financial information used in financial reporting and review of controls over the financial reporting process; and

- Insufficient IT controls which are effectively designed and implemented, specifically related to user/superuser access to the Company's financial reporting system.

The deficiencies described above, if not remedied, could result in a misstatement of one or more account balances or disclosures in our annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute a material weakness.

To address our material weakness, we intend to implement new financial accounting controls and processes. We intend to continue to take steps to remediate the material weakness described above through implementing enhancements and controls within our accounting systems, and by hiring qualified personnel with experience and knowledge in accounting and financial reporting, subject to budget limitations. During this year, we hired a new full-time CFO with experience and knowledge in accounting and financial reporting and anticipate hiring additional personnel as resources allow. We will not be able to remediate these control deficiencies until these steps have been completed and have been operating effectively for a sufficient period of time and Management has concluded, through testing, that the controls are operating effectively. The redesign and implementation of improvements to our accounting and proprietary systems and controls may be costly and time consuming and the cost to remediate may impair our results of operations in the future.

In light of the conclusion that our internal control over financial reporting was not effective at December 31, 2025, we have applied particular procedures and processes as necessary to ensure the reliability of our financial reporting with respect to this Report. Accordingly, we believe, based on our knowledge that: (i) this Report does not contain any untrue statement of material fact or omit a statement of material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered by this Report;

and (ii) the consolidated financial statements, and other financial information included in this Report, fairly present in all material respects our financial condition, results of operations, and cash flows as of and for the periods presented in this Report.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting on December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework, in Internal Control-Integrated Framework.

This Report does not include an attestation report of our registered public accounting firm due to an exemption established by SEC rules for emerging growth companies.

*Changes in Internal Control over Financial Reporting*

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the most recent fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION**

None.

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTION**

Not Applicable.

**PART III**

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

*Directors and Executive Officers*

The following table sets forth the name, age as of March 23, 2026, and position of the individuals who currently serve as our directors and executive officers. The following also includes certain information regarding the individual experience, qualifications, attributes and skills of our directors and executive officers.

| Name | Age | Position |
|---|---|---|
| *Executive Officers:* | | |
| Mark White | 65 | President, Chief Executive Officer, Director |
| Justin Van Fleet, CPA | 45 | Chief Financial Officer |
| David Owens, M.D. | 64 | Chief Medical Officer, Director |
| Carolyn Shelton | 64 | Senior Vice President of Quality, Clinical and Regulatory |
| *Non-Employee Directors:* | | |
| Leslie Bernhard | 82 | Director |
| Alan Kazden | 65 | Director |
| Ben Hu, M.D. | 68 | Director |

*Executive Officers and Significant Employees*

**Mark White, President and Chief Executive Officer, Board of Directors**

Mr. Mark White has been with Nexalin since 2012, first as an independent consultant from 2012 to 2018, and then as President and Chief Executive Officer from 2018 to present. Mr. White is a versatile health technology executive with over twenty-five years in leadership roles spanning medical device development, clinical operations and business development. Prior to joining Nexalin, he owned and operated his own clinics and addiction centers, where he saw first-hand the positive results the technology achieves. Early in his career, Mr. White spent several years building companies and recruiting successful management teams to accelerate growth across several industries. Mr. White attended the University of Houston where he received a degree in business management.

**Justin Van Fleet, CPA, Chief Financial Officer**

Mr. Van Fleet has served as Chief Financial Officer of Nexalin since 2025. Prior to joining Nexalin, Mr. Van Fleet was a partner in the assurance practice of Marcum LLP and predecessor firm Friedman LLP. He has over twenty years of experience in public accounting, including auditing life sciences companies on financial reporting, internal controls, and regulatory compliance matters. Mr. Van Fleet holds a Bachelor of Science degree from the State University of New York at New Paltz and is a Certified Public Accountant licensed in the States of New York and New Jersey.

**David Owens M.D., Chief Medical Officer, Board of Directors**

Dr. David Owens has been with Nexalin since 2017 when he was named Chief Medical Officer of the Company. Dr. Owens has been involved in numerous medical and software ventures over the past decade. Prior to joining Nexalin, he served with Empiric Systems, LLC, a software company specializing in radiology information systems and PACS viewing systems. He received a degree in chemistry and physics from Furman University and later a M.D. from the Medical University of South Carolina in Charleston. He completed his residency and fellowship at Emory University Hospital in Neuroradiology and Interventional Neuroradiology.

**Carolyn Shelton, Senior Vice President of Quality, Clinical and Regulatory**

Ms. Carolyn Shelton joined the Company in September 2024 as its Senior Vice President of Quality, Clinical and Regulatory. She is an expert in regulatory affairs, clinical and quality assurance specializing in U.S. FDA and international regulatory approvals. Prior to joining Nexalin, Ms. Shelton served as Vice President, Regulatory, Quality and Clinical of Openwater Health, LLC, Vice President, Worldwide Regulatory, Quality, Medical Affairs, and Product Steward for Advanced Sterilization Products, Inc., and Vice President, Regulatory, Quality, Medical Affairs, and Clinical for Medtronic. Ms. Shelton holds a bachelor's degree in organizational management from Crichton College.

*Non-Employee Directors*

**Leslie Bernhard, Chairman of the Board**

Ms. Leslie Bernhard is the founder of AdStar, Inc., an electronic ad intake service to the newspaper industry, and previously served as its president, chief executive officer and executive director. Her current and prior service on other public company boards includes Milestone Scientific, Inc., where in addition to being chair Ms. Bernhard was also interim chief executive officer; Sachem Capital Corp., a Connecticut-based real estate investment trust; Universal Power Group, Inc., a global supplier of power solutions; and Sharplink Inc., a leading Ethereum (ETH) treasury platform. Ms. Bernhard holds a B.S. Degree in Education from St. John's University.

**Alan Kazden**

Mr. Alan Kazden was an original investor in Nexalin and has served as a Director since 2019. Mr. Kazden has over 35 years as a CPA with diverse experience consulting with emerging growth companies in strategic business planning, partnering, raising capital, and acting as a virtual CFO. He also has experience as an auditor. Prior to joining Nexalin, Mr. Kazden worked and continues to work in various industries such as technology, manufacturing & distribution, real estate, health care, entertainment, and emerging growth companies. Mr. Kazden holds a bachelor's degree in business administration from California State University, Long Beach.

**Ben V. Hu M.D.**

Dr. Ben V. Hu is a founding investor and shareholder in Nexalin. Dr. Hu is currently in private practice in Ohio, focusing on Ophthalmology. Since 2018, he has advised the Nexalin executive team on market development strategies and clinical trial structures to support marketing and distribution at a global level. Dr. Hu is also an advisor and member of the Board of Directors of Med-logics Inc., a company developing a surgical technology for cataract surgery utilizing a new patented technology. Dr Hu was awarded his Doctor of Medicine in 1983 from Case Western University and his Chemical Engineering degree from MIT School of Chemical Engineering.

**Family Relationships**

There are no family relationships between any of our directors or executive officers.

*Involvement in Certain Legal Proceedings*

To the best of our knowledge, none of our directors or executive officers were involved in any legal proceedings described in Item 401(f) of Regulation S-K in the past 10 years.

*Board Composition*

Our Board of Directors currently consists of five members. There are no contractual obligations regarding the nomination, appointment, or election of our directors. Our Nominating and Corporate Governance committee and our Board of Directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our Nominating and Corporate Governance committee's and our Board of Directors' priority in selecting board members is identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their death, resignation, or removal. Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Under certain agreements with U.S. Asian Consulting Group LLC, U.S. Asian was granted a right to appoint one director to our Board of Directors. To date, U.S. Asian has not exercised this right.

*Director Independence*

Our Board of Directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that Ms. Leslie Bernhard, Mr. Alan Kazden and Dr. Ben Hu M.D. have no relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the applicable rules and regulations of the SEC and Nasdaq. In making this determination, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining his or her independence, including the beneficial ownership of our share capital held by each non-employee director.

*Committees of the Board of Directors*

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which will have the composition and responsibilities described below. From time to time, the board may establish other committees to facilitate the oversight of our business. The charters for each of our committees is available on our website at https://nexalin.com.

**Audit Committee**

Our Audit Committee is composed of our three independent directors, Leslie Bernhard, Alan Kazden and Ben Hu M.D. Our Board of Directors has determined that each of these persons are independent within the meaning of applicable Nasdaq listing requirements and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Leslie Bernhard is the Chair of the Audit Committee; our Board of Directors has determined that she is an "audit committee financial expert" as defined by SEC rules and regulations. Our Board of Directors has determined that the composition of our Audit Committee meets the criteria for independence under, and the functioning of our Audit Committee complies with, the applicable requirements of the Sarbanes-Oxley, applicable Nasdaq listing requirements and SEC rules and regulations. We intend to continue to evaluate the requirements applicable to us and we intend to comply with the future requirements to the extent that they become applicable to our Audit Committee. The principal duties and responsibilities of our Audit Committee include:

- appointing and retaining an independent registered public accounting firm to serve as independent auditor to audit our financial statements, overseeing the independent auditor's work and determining the independent auditor's compensation;

- approving in advance all audit services and non-audit services to be provided to us by our independent auditor;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

- reviewing and discussing with management and our independent auditor the results of the annual audit and the independent auditor's review of our quarterly financial statements;

- conferring with management and our independent auditor about the scope, adequacy and effectiveness of our internal accounting controls, the objectivity of our financial reporting and our accounting policies and practices; and

- reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transactions.

**Compensation Committee**

Our Compensation Committee is composed of three directors, Alan Kazden, Leslie Bernhard and Ben Hu, M.D., each of whom is a non-employee member of our board of directors as defined in Rule 16b-3 under the Exchange Act. Alan Kazden is the Chair of the Compensation Committee. Our Board of Directors has determined that the composition of our Compensation Committee satisfies the applicable independence requirements under, and the functioning of our Compensation Committee complies with the applicable requirements of Nasdaq listing rules and SEC rules and regulations. We intend to continue to evaluate and intend to comply with all future requirements applicable to our Compensation Committee. The principal duties and responsibilities of our Compensation Committee include:

- establishing and approving, and making recommendations to the board of directors regarding, performance goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting, or recommending to the full board of directors for approval, the chief executive officer's compensation, including incentive-based and equity-based compensation, based on that evaluation;

- setting the compensation of our other executive officers, based in part on recommendations of the chief executive officer;

- exercising administrative authority under our stock plans and employee benefit plans;

- establishing policies and making recommendations to our board of directors regarding director compensation;

- reviewing and discussing with management the compensation discussion and analysis that we may be required from time to time to include in SEC filings; and

- preparing a compensation committee report on executive compensation as may be required from time to time to be included in our annual proxy statements or annual reports on Form 10-K filed with the SEC.

**Nominating and Corporate Governance Committee**

The Nominating and Corporate Governance Committee is composed of three directors, Alan Kazden, Leslie Bernhard, and Ben Hu, M.D. Leslie Bernhard is the Chair of the Nominating and Corporate Governance Committee. Our Board of Directors has determined that the composition of our Nominating and Corporate Governance Committee satisfies the applicable independence requirements under, and the functioning of our Nominating and Corporate Governance Committee complies with the applicable requirements of Nasdaq listing standards and SEC rules and regulations. We will continue to evaluate and will comply with all future requirements applicable to our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee's duties and responsibilities include:

- assessing the need for new directors and identifying individuals qualified to become directors;

- recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

- assessing individual director performance, participation and qualifications;

- developing and recommending to the board corporate governance principles; and

- monitoring the effectiveness of the board and the quality of the relationship between management and the board.

*Board Leadership Structure*

Our corporate governance guidelines provide that, if the chairman of the Board is a member of management or does not otherwise qualify as independent, the independent directors of the Board may elect a lead director. The lead director's responsibilities will include, but not be limited to: presiding over all meetings of the Board of Directors at which the chairman is not present, including any executive sessions of the independent directors; approving Board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the Board. Our corporate governance guidelines will further provide flexibility for our Board of Directors to modify our leadership structure in the future as it deems appropriate.

*Role of the Board in Risk Oversight*

One of the key functions of our Board of Directors is informed oversight of our risk management process. Our Board of Directors will not have a standing risk management committee but will rather administer this oversight function directly through our Board of Directors as a whole, as well as through various standing committees of our Board of Directors that address risks inherent in their respective areas of oversight. Our Board of Directors is responsible for monitoring and assessing strategic risk exposure and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our Audit Committee will also monitor compliance with legal and regulatory requirements. Our Nominating and Corporate Governance Committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our entire Board of Directors will be regularly informed through committee reports about such risks.

*Code of Business Conduct and Ethics for Employees, Executive Officers and Directors*

We have adopted a Code of Business Conduct and Ethics, or the code of conduct, applicable to all our employees, executive officers and directors (the "Code of Ethics"). The Code of Ethics is filed as Exhibit 99.1 to this Report and is available on our website at *www.nexalin.com*. The Nominating and Corporate Governance Committee of our Board of Directors will be responsible for overseeing the Code of Ethics and must approve any waivers of the code of conduct for employees, executive officers and directors. We expect that any amendments to the Code of Ethics, or any waivers of its requirements for any executive officer or director, will be disclosed on our website.

*Compliance With Section 16(a) of the Exchange Act*

Section 16(a) of the Exchange Act requires directors, executive officers, and persons who beneficially own more than 10% of our common stock to file beneficial ownership reports with the SEC. Based solely on our review of Section 16(a) reports filed electronically with the SEC and our knowledge of certain transactions with directors and officers, all Section 16 reporting persons were in compliance with all Section 16(a) filing requirements with respect to the year ended December 31, 2025, except for a Form 4 filed by Dr. David Owens on January 24, 2025, reporting a transaction on January 13, 2025. The delinquent filing was inadvertent.

*Insider Trading Policy*

The Board of Directors has adopted an insider trading policy ("Insider Trading Policy") governing the purchase, sale, and other dispositions of Nexalin securities that applies to all personnel of Nexalin and its subsidiaries, including directors, officers, employees, and immediate family members of any of the foregoing individuals. Nexalin believes that its Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Report.

## ITEM 11. EXECUTIVE COMPENSATION

Our named executive officers for the years ended December 31, 2025, which consist of our principal executive officer and our other most highly compensated executive officers, were:

- Mark White, our President, Chief Executive Officer and Director

- David Owens, M.D., our Chief Medical Officer and Director

- Carolyn Shelton, our Senior Vice President of Quality, Clinical and Regulatory

*Summary Compensation Table*

The following Summary Compensation Table sets forth all compensation earned in all capacities during the fiscal years ended December 31, 2025 and 2024 by (i) our principal executive officer, and (ii) our two most highly compensated executive officers, other than our principal executive officer, who were serving as an executive officer as of December 31, 2025 and whose total compensation for the 2025 fiscal year, as determined by Regulation S-K, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the Named Executive Officers):

| Name and Principal Position | Year | Salary $ | Bonus $ | Option Awards[1][2] $ | Other Compensation $ | Total $ |
|---|---|---|---|---|---|---|
| Mark White . . . . . . . . . . . . . . . . . . . . . | 2025 | 300,000 | 280,000[3] | 241,476[4] | 18,000[6] | 839,476 |
| Chief Executive Officer | 2024 | 300,000 | 220,000[3] | 490,470 | 18,000[6] | 1,028,470 |
| | | | | | | |
| David Owens, M.D.. . . . . . . . . . . . . . | 2025 | — | — | 450,077[4] | 50,600[7] | 500,677 |
| Chief Medical Officer | 2024 | — | — | 661,452 | 211,688[7] | 873,140 |
| | | | | | | |
| Carolyn Shelton[8] . . . . . . . . . . . . . . . | 2025 | 300,000 | 40,000[8] | 51,180[5] | — | 391,180 |
| Senior Vice-President of Quality, Clinical and Regulatory | 2024 | 93,500 | 20,000[8] | 174,534 | — | 288,034 |

---

(1) The amounts reported in these columns represent the aggregate grant date fair value of each stock option grant in the applicable years, calculated in accordance with FASB ASC Topic 718. See Note 6 — Stockholders' Equity, to our Consolidated Financial Statements attached to this Report for the assumptions used to determine the grant date fair value of the stock options.

(2) Messrs. White and Owens's option awards include year two and three of performance-based option award earned in 2024 and 2025, respectively.

(3) Pursuant to the terms of his employment agreement, Mr. White was awarded a bonus of $280,000 and $220,000 in 2025 and 2024. Such bonus amount will be paid during the years ended December 31, 2025 and 2026.

(4) Does not include the December 19, 2025 contingent stock option approved by the Board, pending shareholder approval for 1,000,000 common shares.

(5) Does not include the December 19, 2025 contingent stock option approved by the Board, pending shareholder approval for 100,000 common shares.

(6) This amount reflects a vehicle allowance provided by the Company.

(7) This amount reflects a vehicle allowance provided by the Company ($15,600 per year) and non-cash fees earned as a board member ($35,000). In 2024 it also includes an option award issued for Board services.

(8) Ms. Shelton commenced employment as our Senior Vice-President of Quality, Clinical and Regulatory as of September 16, 2024. Ms. Shelton is entitled to a $40,000 annual bonus per her employment contract.

*Annual Base Salary*

Base salaries for our executives are initially established through arm's length negotiation at the time the executive is hired, considering such executive's qualifications, experience, prior salary, the scope of his or her responsibilities and competitive market compensation paid by other companies for similar positions within the industry. Base salaries are to be reviewed annually in the first quarter by our compensation committee and approved by our board of directors in connection with our annual performance review process. Salaries may be adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding salary increases, we may also confer with a compensation consultant or draw upon the experience of members of our board of directors with other companies.

*Narrative to Summary Compensation Table*

We review compensation annually for all employees, including our executives. In setting executive base salaries and bonuses and granting equity incentive awards, we consider compensation for comparable positions in the market, the historical compensation levels of our executives, individual performance as compared to our expectations and objectives, our desire to motivate our employees to achieve short- and long-term results that are in the best interests of our stockholders and a long-term commitment to our company.

The Compensation Committee of our Board of Directors has historically reviewed and made recommendations to our Board of Directors regarding our executives' compensation. Our Compensation Committee typically reviews and discusses management's proposed compensation with the chief executive officer for all executives other than the Chief Executive Officer. Based on those discussions and its discretion, the Compensation Committee then recommends compensation for each executive officer for approval by our Board of Directors. To date, our Compensation Committee has not adopted a peer group of companies for purposes of determining executive compensation.

On July 1, 2023, the Company entered into a new employment agreement with Mark White to serve as Chief Executive Officer, and a new services agreement with David Owens, M.D. to serve as Chief Medical Officer ("2023 employment agreements"). Each of the foregoing agreements are governed by three-year terms and provide compensation in the form of performance-and service-based stock option awards based on the closing price of the Company's publicly traded common stock on the applicable date of grant.

Under the terms of his 2023 employment agreement, Mr. White was entitled to $300,000 annual salary, a sign on/retention bonus of $50,000 and 447,427 vested stock options. In addition, Mr. White may earn performance-based compensation of 939,597 stock options and up to $120,000 per annum of performance-based cash bonus and entitled to discretionary bonuses. The performance-based options may be awarded over three years based on annual performance-based criteria and subject to vesting and continued employment. The three years of performance criteria were met and all 939,597 stock options were met (with the third performance-based award vesting up to July of 2026). All options are exercisable at $0.894. Mr. White received a total of $280,000 and $220,000 of cash bonuses during the years ended December 31, 2025 and 2024, respectively.

On December 19, 2025 a contingent stock option approved by the Board, pending shareholder approval for 1,000,000 common shares, with an exercise price of $0.83 was awarded to Mr. White. As of the date of this Report, requisite shareholder approval has not been granted.

Under the terms of his 2023 employment agreement, Dr. Owens was awarded a sign on/retention bonus of 139,821 vested stock options and 654,363 performance-based stock options exercisable at $0.894 per share. The performance-based options may be awarded over three years based on annual performance-based criteria and subject to vesting and continued employment. The three years of performance criteria were met, and all 654,363 stock options were met (with the third performance-based award vesting up to July of 2026). Dr. Owens was awarded an additional 125,000 vested options exercisable at $2.95 during the year ended December 31, 2024. Dr. Owens was also awarded an additional 262,500 vested options exercisable at $0.94 during the year ended December 31, 2024 for board services. Dr. Owens was awarded an additional 303,125 vested options exercisable at $0.96 during the year ended December 31, 2025.

On December 19, 2025 a contingent stock option approved by the Board, pending shareholder approval for 1,000,000 common shares, with an exercise price of $0.83 was awarded to Dr. David Owens. As of the date of this Report, requisite shareholder approval has not been granted.

On September 16, 2024 an employment agreement was entered into with Ms. Shelton for annual compensation of $300,000 per year and a $40,000 annual bonus subject to certain milestones. She was awarded 90,620 performance-based stock option exercisable at $0.6621 per share. The performance-based options may be awarded over three years based on annual performance-based criteria and subject to vesting and continued employment. Ms. Shelton was issued an option for 20,000 shares of common stock (exercise price of $2.95) in December of 2024, which vest over 3 years.

On December 19, 2025 a contingent stock option approved by the Board, pending shareholder approval for 100,000 common shares, with an exercise price of $0.83 was awarded to Ms. Shelton. As of the date of this Report, requisite shareholder approval has not been granted.

The equity awards described above were granted under the 2023 Equity Incentive Plan (the "2023 Plan"), which was initially approved by stockholders on November 10, 2023. The 2023 Plan was most recently approved by our stockholders on July 16, 2025.

*Outstanding Equity Awards at Fiscal Year End*

The table below sets forth certain information regarding outstanding equity awards held by our named executive officers as of December 31, 2025.

| | Option Awards | | | | |
|---|---|---|---|---|---|
| Name | Number of securities underlying unexercised options (#) exercisable | Number of securities underlying unexercised options (#) Not exercisable | Equity incentive plan awards: Number of securities underlying unexercised unearned options (#) | Option exercise price ($) | Option expiration date |
| Mark White . . . . . . . . . . . . . . . . . . . . . . | 626,398 | 313,199[1] | — | 0.89 | 7/1/2033 |
| Mark White . . . . . . . . . . . . . . . . . . . . . . | 447,427 | — | — | 0.89 | 7/1/2033 |
| David Owens, M.D.. . . . . . . . . . . . . . . . | 436,242 | 218,121[1] | — | 0.89 | 7/1/2033 |
| David Owens, M.D.. . . . . . . . . . . . . . . . | 139,821 | — | — | 0.89 | 7/1/2033 |
| David Owens, M.D.. . . . . . . . . . . . . . . . | 262,500 | — | — | 0.94 | 12/12/2028 |
| David Owens, M.D.. . . . . . . . . . . . . . . . | 125,000 | — | — | 2.95 | 12/27/2029 |
| David Owens, M.D.. . . . . . . . . . . . . . . . | 203,125 | — | — | 0.96 | 8/29/2030 |
| David Owens, M.D.. . . . . . . . . . . . . . . . | 100,000 | — | — | 0.96 | 8/29/2030 |
| Carolyn Shelton. . . . . . . . . . . . . . . . . . . | 30,207 | 60,413[2] | — | 0.66 | 9/25/2029 |
| Carolyn Shelton. . . . . . . . . . . . . . . . . . . | 6,667 | 13,333[3] | — | 2.95 | 12/27/2029 |

(1)  Options become exercisable on July 1, 2026.
(2)  Option becomes exercisable in three equal annual installments beginning on September 15, 2025.
(3)  Option becomes exercisable in three equal annual installments beginning on December 27, 2025.

The table above does not include the December 19, 2025 contingent stock options approved by the Board, pending shareholder approval for 1,000,000 common shares for Mr. White and Dr. Owens and 100,000 common shares for Ms. Shelton.

*Health and Welfare Benefits*

We adopted a company medical benefit plan for all employees eligible to participate. The Company believes that the plan is usual and customary in nature to provide health coverage for all employees.

*Non-Employee Director Compensation*

The following table shows the compensation paid to our non-employee directors for the year ended December 31, 2025. All compensation earned by Mr. White and Dr. Owens has been reported in the "summary compensation table" above.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) | Option Awards ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|
| Alan Kazden . . . . . . . . . . . . . . . . . . . . . | — | | 35,000 | — | 35,000 |
| Ben Hu, M.D. . . . . . . . . . . . . . . . . . . . . | — | | 35,000 | — | 35,000 |
| Leslie Bernhard. . . . . . . . . . . . . . . . . . | 61,000 | | — | — | 61,000 |

Non-employee directors Alan Kazden, Ben Hu, M.D. and David Owens, M.D. are each to receive shares of our common stock equal to $35,000 per annum. Leslie Bernhard is to receive $36,000 per annum in cash.

Mr. Kazden will also receive a stock option for 100,000 shares of common stock on December 19, 2025 (exercise price $0.83), that was approved by the Board and is pending shareholder approval as of the date of this Report.

Ben Hu, M.D. will receive a stock option for 100,000 shares of common stock on December 19, 2025, that was approved by the Board (exercise price $0.83), pending shareholder approval as of the date of this Report.

Dr. David Owens, M.D. compensation is noted above in the *Narrative of Summary Compensation* table above.

Ms. Leslie Bernhard also earned a $25,000 cash bonus for the year ended December 31, 2025.

Our policy of compensating our non-employee directors is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors' interests with those of our stockholders. See Item 5 of Part II above for additional information regarding the 2023 Plan.

*Policies and Practices Related to the Grant of Equity Awards*

Nexalin does not schedule the grant of stock options or other equity awards in anticipation of the disclosure of material nonpublic information, and we do not schedule the disclosure of material nonpublic information based on the timing of grants of stock options or other equity awards. We have not adopted any formal policy that would require the Compensation Committee or the Board of Directors to grant, or to avoid granting, stock options or other equity awards to our named executive officers or other employees at or during certain times. The Compensation Committee and the Board of Directors have granted stock options to executives and senior management in the past and may do so again in the future. During the year ended December 31, 2025, Nexalin did not grant stock options to any named executive officer during any period beginning four business days before and ending one business day after the filing of any periodic report on Form 10-Q or Form 10-K, or the filing or furnishing of any Form 8-K that disclosed any material nonpublic information.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth the beneficial ownership of our 20,581,646 shares of our common stock outstanding as of March 23, 2026 for:

- each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

- each of our named executive officers;

- each of our directors; and

- all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

*Directors, Executive Officers and 5% Shareholders*

| Names of Beneficial Owner[1]<br>Executive Officers and Directors | Shares of<br>Common Stock<br>Beneficially<br>Owned[2] | Percentage |
|---|---|---|
| Mark White . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,382,952[3] | 6.39% |
| David Owens, M.D. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,458,940[4] | 6.68% |
| Alan Kazden. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 382,090[6] | 1.83% |
| Ben V. Hu, M.D. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 377,095[7] | 1.83% |
| Leslie Bernhard . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 49,838 | 0.24% |
| Carolyn Shelton . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 66,873[8] | 0.32% |
| Justin Van Fleet . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 90,218[9] | 0.44% |
| **Executives & Directors as a group (7 person)** . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,808,006 | 17.73% |

Certain Beneficial Owners

| | | |
|---|---|---|
| Marilyn Elson and Leonard Osser . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,388,577[5] | 6.69% |

(1)  The addresses of the persons named in this table are as follows: Mark White, David Owens, M.D., Marilyn Elson and Leonard Osser, Alan Kazden, Ben V. Hu, M.D., Leslie Bernhard, Carolyn Shelton and Justin Van Fleet: 1776 Yorktown, Suite 550, Houston, TX 77056.

(2)  A person is deemed to be a beneficial owner of securities that can be acquired by such person within 60 days from the date of this Report, upon the exercise of options and warrants or conversion of convertible securities as applicable. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not held by any other person) and that are exercisable or convertible within sixty (60) days from the date of this Report, have been exercised or converted. Except as otherwise indicated, and subject to applicable community property and similar laws, each of the persons named has sole voting and investment power with respect to the shares shown as beneficially owned. The percentages for each beneficial owner are determined based on dividing the number of shares of common stock beneficially owned by the sum of the outstanding shares of common stock as of the date of this Report, and the number of shares underlying options exercisable and convertible securities convertible within sixty (60) days from the date of this Report, held by the beneficial owner.

(3)  Includes 309,127 shares of common stock and 1,073,825 common shares to be issued to Mr. White pursuant to vested stock option grants under the terms and conditions of his employment agreement. Does not include 1,000,000 common shares underlying a stock option that is contingent upon shareholder approval of an increase in the 2023 Plan and 313,199 stock options that will vest after the 60-day period.

(4)  Includes 192,252 shares of common stock and 1,266,688 common shares to be issued to Dr. Owens pursuant to vested stock option grants under the terms and conditions of his employment agreement, as a bonus, and awarded as compensation for his service on the Board of Directors. Does not include 1,000,000 common shares underlying a stock option that is contingent upon shareholder approval of an increase in the 2023 Plan and 218,121 stock options that will vest after the 60-day period.

(5)  Includes 1,208,577 shares of common stock held jointly by Ms. Elson and Leonard Osser, her spouse and vested 180,000 common shares underlying stock options. Does not included approximately 298,224 shares due upon termination/expiration of the U.S. Asia Group LLC consulting agreement that is set to expire in 2030.

(6)  Includes 119,590 shares of common stock and 262,500 common shares to be issued to Mr. Kazden pursuant to vested stock option grants awarded as compensation for his service on the Board of Directors. All shares are owned by the Alan and Natalie Kazden Family Trust. Mr. Kazden has voting and dispositive control over all of such shares. Does not include 100,000 common shares underlying a stock option that is contingent upon shareholder approval of an increase in the 2023 Plan.

(7)  Includes 372,929 shares of common stock held by Dr. Hu, 3,582 shares held jointly by Mr. Hu and Amy Lun Hu, his spouse, and 584 shares held jointly by Mr. Hu and David D. Hu, his son. Does not include 100,000 common shares underlying a stock option that is contingent upon shareholder approval of an increase in the 2023 Plan.

(8)  Includes 30,000 shares of common stock held by Carolyn Shelton and 36,873 common shares underlying vested stock options. Does not include 100,000 common shares underlying a stock option that is contingent upon shareholder approval of an increase in the 2023 Plan and 73,746 stock options that will vest after the 60-day period.

(9)  Includes 25,000 shares of common stock held by Justin Van Fleet and 65,218 common shares underlying vested stock options. Does not include 100,000 shares underlying a stock option that is contingent upon shareholder approval of increase in the 2023 Plan and 65,217 stock options that will vest after the 60-day period.

*Securities Authorized for Issuance under Equity Compensation Plans*

The information disclosed under the heading "Securities Authorized for Issuance under Equity Compensation Plans" in Part II, Item 5, of this Report is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

The following is a description of transactions during the fiscal years ended December 31, 2025 and December 31, 2024, to which we have been a participant in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any members of their immediate family, had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section titled "Executive and Director Compensation."

*Formalized Joint Venture*

On May 31, 2023, the Company formalized an agreement related to the formation of a joint venture established to engage in the clinical development, marketing, sale and distribution of Nexalin's second generation transcranial Alternating Current Stimulation ("tACS") devices ("Gen-2 devices") in China and other countries in the region. The Joint Venture is registered in Hong Kong.

As of the date of this Report, (i) we have no employees and none of our operations are currently conducted in China; and (ii) the Joint Venture does not maintain any variable interest entity structure or operate any data center in China.

Under the Joint Venture Agreement, Wider was obligated to fund all operations for the initial 12-month period of the Joint Venture, after which Nexalin and Wider plan to jointly fund the Joint Venture's operating expenses in accordance with their pro rata ownership. Annual cash operating funding, after the 12 month period, has not been material.

The Joint Venture is controlled by a Board of Directors in which Wider is to have sole representation but neither the Company nor Wider has exclusive decision-making ability over day-to-day or significant operational decisions. Wider and Nexalin own 52% and 48% of the Joint Venture, respectively. In accordance with ASC 323 and ASC 810, the Company recognized $(1,048) and $4,851 for the years ended December 31, 2025 and 2024, respectively, on the consolidated statements of operations and comprehensive loss.

The investment in the Joint Venture is accounted for using the equity method of accounting. As of December 31, 2025 and 2024 the Company had an Equity Method Investment of $0 and $864, respectively, recorded on the consolidated balance sheets. The Company invested $96,000 in the joint venture in September 2023 and Wider invested $104,000 (which has been subsequently returned to the Company in 2024). In accordance with ASC 323, the Company uses the equity method of accounting for its investment in the Joint Venture, an unconsolidated entity over which it does not have a controlling interest. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for the Company's share of equity in the unconsolidated entity's earnings or losses. The Company evaluates the carrying amount of this investment in the Joint Venture for impairment in accordance with ASC 323. If the Company determines that a loss in the value of the investment is other than temporary, the Company writes down the investment to its estimated fair value. Any such losses are recorded to equity in income of unconsolidated entities in the Company's consolidated statements of operations and comprehensive loss. The Company has made an election to classify distributions received from the Joint Venture using the nature of the distribution approach. Distributions received are classified as cash inflows from operating activities based on the nature of the activities of the unconsolidated entity.

During the year ended December 31, 2024, the Company issued 181,818 shares of common stock ($400,000 grant date fair value) to Wider and affiliates of Wider, in satisfaction of obligations pursuant to their collaborative agreement and their continuing research and development efforts. The Company also issued 150,000 to Wider and affiliates of Wider, in 2023 at the time the Company recognized its obligation to issue the shares pursuant to the collaborative agreement. A charge to research and development was recorded in 2024 for the continuing research and development efforts.

During the year ended December 31, 2024, the Company received a distribution of $99,987 from the Joint Venture, which reduced the asset on the Company's consolidated balance sheet. During the years ended December 31, 2025 and 2024, the Company recorded $49,671 and $4,890 in revenue, respectively, from the Joint Venture and Wider on the consolidated statements of operations and comprehensive loss

*U.S. Asian Consulting Group, LLC*

On May 9, 2018, the Company entered into a five-year consulting agreement with U.S. Asian Consulting Group, LLC ("U.S. Asian"). The consulting agreement was extended for an additional period of eight years upon the closing of our initial public offering (expiring September 2030). The agreement was amended effective as of July 1, 2024 ("amended agreement") to expand the services. The two members of U.S. Asian are shareholders in the Company including Marilyn Elson, who is the Company's former controller and Leonard Osser.

In July 2025, the Company entered into a five-year Transition and Consulting Agreement with Marilyn Elson, the Company's former controller, commencing on her voluntary retirement date of September 30, 2025. Consideration of the above agreement was the issuance of a stock option exercisable into 300,000 shares of the Company's common stock on the grant date and is subject to the terms of the Company's 2023 Equity Incentive Plan, as amended. Fifty (50%) of the option vested immediately, 10% on October 1, 2025, and the remaining 40% on equal increments on each subsequent October 1. Total grant date fair value of the stock option was $335,700 to be recognized over the vesting period.

Pursuant to the U.S. Asian consulting agreement, U.S. Asian provides consulting services to the Company with regard to, among other things, corporate development, financing arrangements and international operations. The Company was paying U.S. Asian $10,000 per month for services rendered pursuant to the consulting agreement. The amended agreement calls for a monthly fee of $16,667, a one-time stock grant (of 100,000 shares of common stock, with a grant date fair value of $96,000) and a semi-annual share award equal to $100,000 with the issuance and delivery of shares to take place following the termination/expiration of the consulting agreement. Current common shares earned and not issued as of December 31, 2025 are 298,224 shares of common stock, per the terms of the agreement. The company recorded approximately $100,000 and $149,000 for the years ended December 31, 2024 and 2025, respectively, of stock compensation related to the semi-annual stock grants earned and approximately $160,002 and $200,004 for the years ended December 31, 2024 and 2025, respectively, related to the monthly cash portion of the consulting agreement.

Leonard Osser, Marilyn Elson's spouse, was also issued 200,000 and 83,333 shares of common stock as compensation for his 2024 and 2025 services on the Strategic Advisory Board. The Company recorded $192,000 and $80,000 of stock compensation expense for the years ended December 31, 2024 and 2025 respectively. For the year ended December 31, 2024, there was an additional non-cash stock expense recognized of $280,000 for additional compensation expense for a 2023 common stock award to Marilyn Elson in 2024.

*Leases*

Our principal executive office is located at 1776 Yorktown, Suite 550, Houston, Texas 77056. Under ASC 842 "*Leases*", we have a sub-lease through IIcom Strategic Inc., which is an entity controlled and owned by our Chief Executive Officer totaling approximately 4,000 square feet of office space under an operating lease. Management and support staff are located at this location. The initial sub-lease expired in January 2024. The Company entered into a new sublease for the same parties for additional space, which expired in February 2026, at which time the Company is paying month to month. Pursuant to the sublease, we paid the third-party landlord (not the sub landlord) all direct and indirect rent costs under the primary lease directly for the leased premises. No additional payments are made to the Chief Executive Officer or the entity controlled by him. Our lease costs for each of the twelve months ended December 31, 2025 and 2024 were approximately $80,000 and $54,000, respectively.

*Related Person Transaction Policy*

We have adopted a Code of Ethics which includes a written related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. The related person transaction policy is part of our Code of Ethics, a copy of which was filed as Exhibit 99.1 to this Report and is available on our website.

For purposes of this policy, a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our Audit Committee, or, if Audit Committee approval would be inappropriate, to another independent body of our Board of Directors, for review, consideration and approval or ratification.

The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Ethics, our employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our Audit Committee, or another independent body of our Board of Directors, will consider the relevant available facts and circumstances including, but not limited to:

- the risks, costs and benefits to us;

- the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

- the availability of other sources for comparable services or products; and

- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our Audit Committee, or other independent body of our Board of Directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as our Audit Committee, or other independent body of our Board of Directors, determines in the good faith exercise of its discretion.

*Director Independence*

The information disclosed under the heading "Director Independence" in Part III, Item 10, of this Report is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

*Principal Accountant Fees and Services*

On November 1, 2024, CBIZ CPAs P.C. acquired the attest business of Marcum LLP ("Marcum"). On April 16, 2025, Marcum informed the Company that Marcum resigned as the Company's independent registered public accounting firm. Also on April 16, 2025, the Company, with the approval of the Audit Committee of the Board of Directors, engaged CBIZ CPAs P.C. as the Company's independent registered public accounting firm.

During fiscal years 2025 and 2024, the audit services that Marcum and CBIZ CPAs P.C. provided consisted of examination of financial statements and services relative to filings with the SEC. The following table presents the total fees for professional audit and non-audit services rendered by Marcum and CBIZ CPAs P.C. for the fiscal years ended December 31, 2025 and 2024.

The fees to CBIZ CPAs P.C. were $246,926 and $0 for the years ended December 31, 2025 and 2024, respectively. The fees billed by Marcum were $0 and $195,970 for the years ended December 31, 2025 and 2024, respectively.

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| Audit Fees[1] | $ 246,926 | $ 195,970 |
| Audit-Related Fees[2] | — | — |
| Tax Fees[3] | — | — |
| All Other Fees[4] | — | — |
| Total | $ 246,926 | $ 195,970 |

(1) "Audit Fees" consist of fees for professional services rendered for the audit of the Company's annual financial statements, review of the interim financial statements included in quarterly reports, and services that are normally provided by the Company's independent registered public accounting firm in connection with statutory and regulatory filings, including registration statements filed with the Securities and Exchange Commission.

(2) "Audit-Related Fees" consist of fees for services that are traditionally performed by the independent registered public accounting firm, including fees billed or accrued primarily for employee benefit plan audits and other attestation services.

(3) "Tax Fees" consist of fees for professional services rendered for tax compliance, tax advice and tax planning.

(4) "All Other Fees" consist of fees for those services not captured in the audit, audit-related and tax categories. The Company generally does not request such services from the independent auditors.

Our Audit Committee has determined that the services provided by our independent registered public accounting firm and the fees paid to them for such services had not compromised the independence of our independent registered public accounting firm.

*Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services*

Consistent with SEC policies regarding auditor independence, the Audit Committee has responsibility for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. Prior to engagement of the independent registered public accounting firm for the next year's audit, management will submit a detailed description of the audit and permissible non-audit services expected to be rendered during that year for each of four categories of services provided by the independent registered public accounting firm to the Audit Committee for approval. The four categories of services provided by the independent registered public accounting firm are as defined in the footnotes to the fee table set forth above. In addition, management will also provide to the Audit Committee for its approval a fee proposal for the services proposed to be rendered by the independent registered public accounting firm. Prior to the engagement of the independent registered public accounting firm, the Audit Committee will approve both the description of audit and permissible non-audit services proposed to be rendered by the independent registered public accounting firm and the budget for all such services. The fees are budgeted, and the Audit Committee requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year by category of service. During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires separate pre-approval before engaging the independent registered public accounting firm. To ensure prompt handling of unexpected matters, the Audit Committee may delegate pre-approval authority to one or more of its members. The member to whom such authority is delegated must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules**

(a)     Exhibits.

| Exhibit Number | Description of Document |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 3.2 | Amended and Restated Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 4.1 | Description of Registered Securities. |
| 4.2 | Form of Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 4.3 | Warrant Agreement between the Company and Continental Stock Transfer & Trust Company as warrant agent dated as of September 16, 2022 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K/A filed September 20, 2022). |
| 10.1 | Joint Venture Agreement between the Company and Wider Come Limited, dated May 31, 2023 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2023). |
| 10.2* | Employment Agreement between the Company and Mark White, dated July 1, 2023 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2023). |
| 10.3* | Services Agreement between the Company and David Owens, M.D., dated July 1, 2023 (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2023). |
| 10.4 | Quality Assurance Agreement between the Company and Apical Instruments dated December 31, 2020 (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 10.5 | Advisor Agreement with Leonard Osser dated as of December 22, 2021 (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 10.6 | Advisor Agreement with Tucker Anderson dated as of December 24, 2021 (incorporated herein by reference herein to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 10.7 | Advisor Agreement with Gian Domenico Trombetta dated December 24, 2021 (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 10.8 | Amendment and Deferral Agreement dated as of March 30, 2022 to Consulting Agreement between the Company and US Asian Consulting Group LLC, dated May 9, 2018 (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 10.9 | Employment Agreement between the Company and Michael Nketiah dated July 1, 2023 (incorporated herein by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2023). |
| 10.10 | Consulting Agreement dated as of May 9, 2018 as amended between the Company and US Asian Consulting Group, LLC, as amended on January 2, 2019 and March 4, 2021 (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 10.11 | Amended and Restated Promissory Note in favor Mark White dated January 1, 2023 (incorporated herein by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2023). |
| 10.12 | Distribution Authorization Agreement dated as of May 1, 2019 with Wider Come Limited (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 10.13 | Form of Lock-Up Agreement (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1/A filed on June 26, 2024). |

| Exhibit Number | Description of Document |
|---|---|
| 10.14 | Form of Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1/A filed on June 26, 2024). |
| 10.15 | Form of Placement Agency Agreement between the Company and Maxim Group LLC (incorporated herein by reference to Exhibit 1.2 to the Company's Registration Statement on Form S-1/A filed on June 26, 2024). |
| 10.16* | Employment Agreement between the Company and Carolyn Shelton, dated September 3, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 19, 2024). |
| 10.17 | Supplier Quality Agreement dated as of December 20, 2024 between the Company and Velentium (incorporated herein by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 filed on December 20, 2024). |
| 10.18 | Underwriting Agreement, dated as of September 15, 2022, between the Company and Maxim Group LLC (incorporated herein by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022). |
| 10.19* | Employment Agreement between the Company and Justin Van Fleet, dated July 21, 2025 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 21, 2025). |
| 10.20 | Equity Distribution Agreement, dated April 23, 2025, between the Company and Maxim Group LLC (incorporated herein by reference to Exhibit 1.2 to the Company's Resale Registration Statement on Form S-3 filed on April 23, 2025). |
| 10.21 | Underwriting Agreement, dated May 4, 2025, between the Company and Maxim Group LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 6, 2025). |
| 10.22 | Amendment No. 1, dated May 5, 2025, to the Equity Distribution Agreement, between the Company and Maxim Group LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 5, 2025). |
| 10.23 | Amendment No. 2, dated October 15, 2025, to the Equity Distribution Agreement, between the Company and Maxim Group LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 15, 2025). |
| 10.24* | The Nexalin Technology, Inc. 2023 Equity Incentive Plan. (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on October 6, 2023). |
| 10.25* | Amendment to the Nexalin Technology, Inc. 2023 Equity Incentive Plan. (incorporated by reference to Proposal 2 to the Company's Definitive Proxy Statement on Schedule 14A filed on July 29, 2024) |
| 10.26* | Form of Stock Option Agreement. |
| 16.1 | Letter from Marcum LLP, dated April 17, 2025 (incorporated herein by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed on April 17, 2025). |
| 19.1 | Nexalin Technology, Inc. Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2024, filed on April 15, 2025). |
| 21.1 | List of Subsidiaries |
| 23.1 | Consent of CBIZ CPAs P.C., independent registered public accounting firm. |
| 23.2 | Consent of Marcum LLP, independent registered public accounting firm. |
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended. |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended |
| 32.1§ | Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 32.2§ | Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97.1 | Nexalin Technology, Inc. Compensation Recoupment Policy (incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2024, filed on April 15, 2025). |
| 99.1 | Code of Ethics (incorporated herein by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-1/A filed on September 15, 2022) |

| Exhibit Number | Description of Document |
|---|---|
| 101.INS | Inline XBRL Instance Document. |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. |
| 101.LAB | Inline XBRL Taxonomy Extension Labels Linkbase Document. |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document). |

\*     Indicated management contract or compensatory plan, contract, or arrangement.

§     In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 and 32.2 hereto will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registration specifically incorporates it by reference.

## ITEM 16. FORM 10-K SUMMARY

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXALIN TECHNOLOGY, INC.

By:    */s/ Mark White*
       Mark White
       Chief Executive Officer
       (Principal Executive Officer)

Date:    March 25, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By:    */s/ Mark White*
       Mark White
       Chief Executive Officer
       (Principal Executive Officer)

Date:    March 25, 2026

By:    */s/ Justin Van Fleet*
       Justin Van Fleet
       Chief Financial Officer
       (Principal Financial and Accounting Officer)

Date:    March 25, 2026

By:    */s/ Leslie Bernhard*
       Leslie Bernhard
       Director

Date:    March 25, 2026

By:    */s/ Alan Kazden*
       Alan Kazden
       Director

Date:    March 25, 2026

By:    */s/ David Owens, M.D.*
       David Owens, M.D.
       Director

Date:    March 25, 2026

By:    */s/ Ben Hu, M.D.*
       Ben Hu, M.D.
       Director

Date:    March 25, 2026

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA**

**NEXALIN TECHNOLOGY, INC.**
**CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2025 AND 2024**

**TABLE OF CONTENTS**

## Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Nexalin Technology, Inc.

**Opinion on the Consolidated Financial Statements**

We have audited the accompanying consolidated balance sheet of Nexalin Technology, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Explanatory Paragraph — Going Concern**

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

We have served as the Company's auditor since 2020 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Marlton, New Jersey
March 25, 2026

<p style="text-align: center;">**Report of Independent Registered Public Accounting Firm**</p>

To the Stockholders and Board of Directors of
Nexalin Technology, Inc.

**Opinion on the Consolidated Financial Statements**

We have audited the accompanying consolidated balance sheet of Nexalin Technology, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

**Explanatory Paragraph — Going Concern**

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MARCUM LLP

We have served as the Company's auditor from 2020-2025.

Marlton, New Jersey
March 14, 2025

# NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY
## CONSOLIDATED BALANCE SHEETS

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash and cash equivalents. | $ 654,783 | $ 574,485 |
| Short-term investments | 3,068,429 | 2,905,438 |
| Accounts receivable (includes related party of $37,812 and $3,007, respectively) | 81,571 | 13,043 |
| Inventory. | 131,473 | 174,578 |
| Prepaid expenses and other current assets | 363,014 | 293,597 |
| **Total Current Assets** | 4,299,270 | 3,961,141 |
| Intangible assets, net. | 336,049 | 260,727 |
| Other assets. | — | 864 |
| **Total Assets** | $ 4,635,319 | $ 4,222,732 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts payable | $ 244,579 | $ 155,949 |
| Accrued expenses | 642,754 | 390,745 |
| **Total Current Liabilities.** | 887,333 | 546,694 |
| **Total Liabilities** | 887,333 | 546,694 |
| | | |
| **Commitments and Contingencies (Note 7)** | | |
| | | |
| **Stockholders' Equity:** | | |
| Common stock, $0.001 par value; 100,000,000 shares authorized; 19,186,346 and 13,303,523 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively. | 19,186 | 13,304 |
| Accumulated other comprehensive gain (loss). | 406 | (513) |
| Additional paid in capital | 96,595,806 | 88,308,478 |
| Accumulated deficit | (92,867,412) | (84,645,231) |
| **Total Stockholders' Equity.** | 3,747,986 | 3,676,038 |
| **Total Liabilities and Stockholders' Equity** | $ 4,635,319 | $ 4,222,732 |

The accompanying notes are an integral part of these consolidated financial statements.

# NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

|  | For the Year Ended December 31, | |
|---|---|---|
|  | **2025** | **2024** |
| Revenues, net (includes related party of $49,671 and $6,180 for the year ended December 31, 2025 and December 31, 2024, respectively) | $ 301,647 | $ 168,721 |
| Cost of revenues | 61,373 | 36,593 |
| Gross profit | 240,274 | 132,128 |
| | | |
| Operating expenses: | | |
| Professional fees | 1,270,109 | 966,815 |
| Salaries and benefits | 1,879,283 | 1,500,089 |
| Selling, general and administrative | 4,398,241 | 4,228,986 |
| Research and development | 1,083,522 | 1,190,884 |
| Total operating expenses | 8,631,155 | 7,886,774 |
| | | |
| Loss from operations | (8,390,881) | (7,754,646) |
| | | |
| Other income, net: | | |
| Interest income, net | 8,240 | 3,193 |
| Gain on sale of short-term investments | 126,940 | 130,110 |
| Other income | 34,568 | 9,310 |
| Total other income, net | 169,748 | 142,613 |
| Loss before provision for income taxes | (8,221,133) | (7,612,033) |
| | | |
| Provision for income taxes | — | — |
| | | |
| Loss before net (loss)/earnings of affiliate | (8,221,133) | (7,612,033) |
| Net (loss)/earnings of affiliate | (1,048) | 4,851 |
| | | |
| Net loss | (8,222,181) | (7,607,182) |
| | | |
| Other comprehensive income: | | |
| Unrealized gain (loss) from short-term investments | 919 | (108) |
| Comprehensive loss | $ (8,221,262) | $ (7,607,290) |
| | | |
| Net loss per share attributable to common stockholders – Basic and Diluted | $ (0.50) | $ (0.83) |
| | | |
| Weighted Average Shares Outstanding – Basic and Diluted | 16,392,465 | 9,215,772 |

The accompanying notes are an integral part of these consolidated financial statements.

# NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock Shares | Common Stock Amount | Accumulated Other Comprehensive Gain (Loss) | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Balance as of January 1, 2024 | 7,436,562 | $ 7,437 | $ (405) | $ 80,237,652 | $ (77,038,049) | $ 3,206,635 |
| Other comprehensive loss | — | — | (108) | — | — | (108) |
| Stock compensation | 2,866,961 | 2,867 | — | 3,557,642 | — | 3,560,509 |
| Shares issued for cash | 3,000,000 | 3,000 | — | 4,513,184 | — | 4,516,184 |
| Net loss | — | — | — | — | (7,607,182) | (7,607,182) |
| Balance as of December 31, 2024 | 13,303,523 | $ 13,304 | $ (513) | $ 88,308,478 | $ (84,645,231) | $ 3,676,038 |

| | Common Stock Shares | Common Stock Amount | Accumulated Other Comprehensive Gain (Loss) | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Balance as of January 1, 2025 | 13,303,523 | $ 13,304 | $ (513) | $ 88,308,478 | $ (84,645,231) | $ 3,676,038 |
| Other comprehensive gain | — | — | 919 | — | — | 919 |
| Stock compensation | 1,101,416 | 1,101 | — | 3,122,162 | — | 3,123,263 |
| Shares issued as part of offering | 4,090,000 | 4,090 | — | 4,642,307 | — | 4,646,397 |
| Shares issued as part of ATM program | 691,407 | 691 | — | 522,859 | — | 523,550 |
| Net loss | — | — | — | — | (8,222,181) | (8,222,181) |
| Balance as of December 31, 2025 | 19,186,346 | $ 19,186 | $ 406 | $ 96,595,806 | $ (92,867,412) | $ 3,747,986 |

The accompanying notes are an integral part of these consolidated financial statements.

## NEXALIN TECHNOLOGY, INC. AND SUBSIDIARY
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | For the Year Ended December 31, 2025 | 2024 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ (8,222,181) | $ (7,607,182) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Stock compensation | 3,123,263 | 3,560,509 |
| Amortization | 21,537 | 15,107 |
| Non-cash lease expense | — | 496 |
| Write off of inventory | 16,380 | — |
| Gain on sale of short-term investments | (126,940) | (130,110) |
| Return on investment in Joint Venture | 864 | 95,136 |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (33,722) | — |
| Accounts receivable - related party | (34,805) | (3,674) |
| Prepaid assets | (69,417) | 22,073 |
| Inventory | 26,725 | (18,158) |
| Accounts payable | 88,629 | (3,585) |
| Accrued expenses | 252,009 | 129,461 |
| Lease liability | — | (4,463) |
| Net cash used in operating activities | (4,957,658) | (3,944,390) |
| Cash flows from investing activities: | | |
| Sale of short-term investments | 40,725,000 | 33,224,000 |
| Purchase of short-term investments | (40,760,132) | (33,631,233) |
| Purchase of patents | (59,942) | (116,812) |
| Purchase of trademarks | (36,917) | (53,494) |
| Net cash used in investing activities | (131,991) | (577,539) |
| Cash flows from financing activities: | | |
| Sale of common stock for cash, net of financing fees | 4,646,397 | 4,516,184 |
| Proceeds from ATM, net of fees | 523,550 | — |
| Net cash provided by financing activities | 5,169,947 | 4,516,184 |
| Net increase (decrease) in cash and cash equivalents | 80,298 | (5,745) |
| Cash and cash equivalents – beginning of year | 574,485 | 580,230 |
| Cash and cash equivalents – end of year | $ 654,783 | $ 574,485 |
| Non-cash investing and financing activities: | | |
| Unrealized gain (loss) on short-term investments | $ 919 | $ (108) |

The accompanying notes are an integral part of these consolidated financial statements.

## NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS

*Corporate History*

Nexalin Technology, Inc. (the "Company" or "Nexalin") was formed on November 17, 2021 as a Delaware corporation.

We were originally formed as a Nevada corporation on October 19, 2010 as Nexalin Technology, Inc. ("Nexalin Nevada"). On December 1, 2021, we completed a corporate reorganization pursuant to which Nexalin Nevada merged with and into a newly incorporated Delaware company of the same name, Nexalin and, as a result, Nexalin succeeded Nexalin Nevada and each of the shareholders of Nexalin Nevada exchanged each of their shares in Nexalin Nevada for one twentieth ($\frac{1}{20}$th) of a common share of the newly formed Delaware corporation. Nexalin had nominal assets and liabilities and did not conduct any operations prior to the reorganization other than its incorporation. As a result, Nexalin Nevada became a wholly owned subsidiary of Nexalin.

The Company's principal offices are located at 1776 Yorktown, Suite 550, Houston, Texas 77056.

Our shares and warrants began trading on September 16, 2022, and continues to be traded on the Nasdaq Capital Market tier of the Nasdaq Stock Market ("Nasdaq"), under the symbols "NXL" and "NXLIW", respectively. In September 2025, the warrants expired, and were delisted. The common stock of the Company will continue to trade on the Nasdaq Capital Market under the symbol NXL.

Throughout this Report, the terms "Nexalin," "our," "we," "us," and the "Company" refer to Nexalin Technology, Inc.

*Business Overview*

We are a medical device company engaged in the designs and development of innovative neurostimulation products to uniquely and effectively help combat the ongoing global mental health epidemic. We developed an easy-to-administer medical device — referred to as "Generation 1" or "Gen-1" — that utilizes bioelectronic medical technology to treat anxiety, insomnia and depression without the need for drugs or psychotherapy. While the Gen-1 device had been cleared by the FDA to treat depression, anxiety, and insomnia, because of the FDA's December 2019 reclassification of cranial electrotherapy stimulation (CES) devices, the Gen-1 device was reclassified as a Class II device for the treatment of anxiety and insomnia, and as a Class III device for the treatment of depression.

The waveform that comprises the basis of our "Generation 2" or "Gen-2", "Gen-2 SYNC" or "SYNC" and new "Generation 3" or "Gen-3", "Gen-3 HALO" or "HALO" headset devices have been in Q-submission process for review by the FDA. In October 2025, the FDA formally accepted our Q-Submission ("Q-Sub") related to the Company's Gen-2 Console ("SYNC") system for the treatment of Alzheimer's disease and dementia. The Company met with the FDA in November of 2025 and continues to develop a strategy and protocol. The acceptance of the Company's request for interaction with the FDA with respect to its Gen-2 SYNC system represents a significant step toward Nexalin's goal of achieving FDA authorization to begin U.S. clinical studies targeting Alzheimer's and dementia — two of the most urgent unmet needs in healthcare. The Q-Submission process enables structured dialogue with and feedback from the FDA to discuss proposed clinical trial design, study endpoints, and regulatory pathway for evaluating the Gen-2 SYNC system as a potential non-invasive therapy for these debilitating neurodegenerative conditions, as well as for mild to moderate cognitive impairment (MCI) associated with Alzheimer's disease.

Determinations of the safety and efficacy of our devices in the United States are solely within the authority of the FDA. We plan to conduct clinical trials for the Gen-3 HALO device in the U.S. and we continue to consult with the FDA as part of the pre-submission process. If and when we obtain FDA clearance for the Gen-3 HALO device, we intend to extend the development and commercialization of our devices for sale in the U.S. and other territories, given the potential unmet demand for the treatment of mental health conditions.

All of our products are designed to be easy to administer, physically non-invasive and undetectable to the human body. They have been developed to provide relief to those afflicted with mental health issues, including anxiety, insomnia, depression and mild traumatic brain injury (mTBI). We utilize bioelectronic medical technology to treat these mental health issues. The determination of safety and efficacy of medical devices in the United States are subject to clearance by the FDA.

**NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS** (cont.)

*Emerging Growth Company*

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's consolidated financial statements with another public company which is neither an emerging growth company, nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

*Risks and Uncertainties*

Management continues to evaluate the impact of the economy and the capital markets and has concluded that, while it is reasonably possible that events could have negative effects on the Company's financial position and results of its operations, the specific impacts are not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties.

The current challenging economic climate may lead to adverse changes in cash flows, working capital levels and/or debt balances, which may also have a direct impact on the Company's operating results and financial position in the future. The ultimate duration and magnitude of the impact and the efficacy of government interventions on the economy has and may continue to indirectly impact the Company.

*Continued Nasdaq Listing*

Our shares of our common stock are listed on the Capital Market tier of the Nasdaq Stock Market, or Nasdaq, under the symbol "NXL." Nasdaq has rules for continued listing, including, without limitation, minimum market capitalization, minimum stockholders' equity and other requirements. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including the Minimum Bid Price Rule (as discussed below) and those regarding director independence and independent committee requirements, minimum stockholders' equity, and certain corporate governance requirements. There can be no assurances that we will be able to comply with the applicable listing standards.

*Minimum Bid Price Requirement*

We are required to maintain a minimum bid price of $1.00 per share. On January 21, 2026, the Company received a deficiency letter (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that, based upon the closing bid price of the Company's common stock, par value $0.001 per share, for the last 30 consecutive business days, the Company was not currently in compliance with the requirement to maintain a minimum bid price of $1.00 per share for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Requirement").

**NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS** (cont.)

The Notice has no immediate effect on the continued listing status of the Common Stock on The Nasdaq Capital Market, and, therefore, the Company's listing remains fully effective In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided a compliance period of 180 calendar days from the date of the Notice, or until July 20, 2026, to regain compliance with the Minimum Bid Requirement. To regain compliance, the closing bid price of the Common Stock must meet or exceed $1.00 per share for a minimum of ten consecutive business days prior to July 20, 2026. If the Company is not in compliance with the Minimum Bid Requirement by July 20, 2026, the Company may be afforded a second 180 calendar day compliance period. To qualify for this additional compliance period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price requirement.

**NOTE 2 — LIQUIDITY AND GOING CONCERN**

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2025, the Company had a significant accumulated deficit of approximately $92,867,000 For the year ending December 31, 2025, the Company had a loss from operations of approximately $8,391,000 and negative cash flows from operations of approximately $4,958,000. While the Company had a working capital surplus as of December 31, 2025, of approximately $3,412,000, the Company's operating activities consume most of its cash resources.

The Company expects to continue to incur operating losses and negative cash flow as it executes its development plans, as well as undertaking other potential strategic and business development initiatives in 2026 and beyond. The Company previously funded these losses primarily through the sale of equity, proceeds from our ATM program and issuance of convertible notes. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for at least twelve months after the date of this Annual Report.

The Company's ability to continue as a going concern will be dependent upon our ability to execute on our business plan, including the ability to generate revenue from overseas opportunities and obtain U.S. approval for the sale of our devices in the United States, and, if necessary, our ability to raise additional capital. Although no assurances can be given as to our ability to deliver on our revenue plans or that unforeseen expenses may arise, management has evaluated the significance of the conditions as of December 31, 2025 and have concluded that we will not have sufficient cash and cash equivalents and short-term investments to satisfy our anticipated cash requirements for the next twelve months from the issuance of these consolidated financial statements. These plans were therefore determined not to be sufficient to overcome the presumption of substantial doubt about the Company's ability to continue as a going concern within twelve months from the issuance of these consolidated financial statements. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS**

*Basis of Presentation*

The accompanying audited consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("GAAP"). In the opinion of management, such financial information includes all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the Company's financial position and the operating results and cash flows. Operating results for the years ended December 31, 2025 and 2024 are not necessarily indicative of the results that may be expected for future years or for any other subsequent interim period. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with GAAP have been omitted pursuant to the rules of the U.S. Securities and Exchange Commission (the "SEC").

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS** (cont.)

*Principles of Consolidation*

The consolidated financial statements include the accounts of Nexalin and its wholly owned subsidiary Neuro-Health International, Inc. ("Neuro-Health"). Intercompany accounts and transactions have been eliminated in consolidation.

*Use of Estimates*

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity-based transactions, revenue and expenses and disclosure of contingent liabilities at the date of the consolidated financial statements. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, which may cause the Company's future results to be affected.

*Revenue*

The Company recognizes revenue when its performance obligations with its customers have been satisfied. At contract inception, the Company determines if the contract is within the scope of Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*, and then evaluates the contract using the following five steps: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only recognizes revenue to the extent that it is probable that a significant revenue reversal will not occur in a future period.

The Company has existing licensing and treatment fee agreements with its customers for the use of the Nexalin Device in their practices. These agreements generally have terms of one year with automatic renewal if certain requirements are met and amounts due per these agreements are billed monthly. The Company also sells products related to the provision of services. The Company sells its Gen-2 devices internationally to its acting distributor and sells products relating to the use of the devices.

**Revenue Streams**

The Company derives revenues from our license agreements by charging a monthly licensing fee for the duration of the agreement. The Company derives revenues from equipment by selling additional individual electrodes to customers for use with the Nexalin device. We receive revenue from the sale internationally of our devices to our distributor and from the sale of products relating to the use of those devices.

**Performance Obligations**

Management identified that subsequent licensing revenue has one performance obligation. That performance obligation is satisfied if the licensing contract remains valid and is not terminated. The licensing revenue is invoiced monthly and is recognized at a point in time in which the invoice is sent to the customer.

Management identified that the Company's equipment and device revenue has one performance obligation. That performance obligation is satisfied when the equipment and devices are shipped. The Company recognizes revenue at a point in time in which the equipment and devices are shipped to the customer.

Management identified that treatment fee revenue has one performance obligation. The performance obligation is satisfied upon the completion of individual treatments on patients by customers.

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS** (cont.)

**Practical Expedients**

As part of ASC 606, the Company has adopted several practical expedients including:

- Significant Financing Component — The Company evaluates its customer contracts to determine whether they include a significant financing component. In most arrangements, payment terms are intended to provide customers with a short-term mechanism for settling amounts owed and do not provide for a significant financing component.

  During the year, the Company entered into one limited customer arrangement with extended payment terms that included stated interest. The Company evaluated this arrangement in accordance with ASC 606 and concluded that the financing component was not significant and did not have a material impact on the Company's consolidated financial statements. Any receivable balances related to these arrangements are included in prepaid expenses and other current assets on the consolidated balance sheets.

- Unsatisfied Performance Obligations — for all performance obligations related to contracts with a duration of less than one year, the Company has elected to apply the optional exemption provided in ASC Topic 606 and therefore, is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period.

- Shipping and Handling Activities — the Company elected to account for shipping and handling activities as a fulfilment cost rather than as a separate performance obligation.

- Right to invoice — the Company has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date; the Company may recognize revenue in the amount to which the entity has a right to invoice.

**Disaggregated Revenues**

Major Revenue Streams

Revenue consists of the following by service offering:

|  | Years Ended December 31, | | | |
|---|---|---|---|---|
|  | **2025** | | **2024** | |
| Device sales | $ | 136,000 | $ | 55,500 |
| Licensing fee | | 49,114 | | 69,501 |
| Equipment | | 89,042 | | 37,826 |
| Other | | 27,491 | | 5,894 |
| Total | $ | 301,647 | $ | 168,721 |

Major Geographic Locations

|  | Years Ended December 31, | | | |
|---|---|---|---|---|
|  | **2025** | | **2024** | |
| U.S. sales | $ | 111,346 | $ | 83,473 |
| China sales | | 190,301 | | 85,248 |
| Total | $ | 301,647 | $ | 168,721 |

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS** (cont.)

**Contract Modifications**

There were no contract modifications during the years ended December 31, 2025 and 2024. Contract modifications are not routine in the performance of the Company's contracts.

**Deferred Revenue**

The Company may receive payment for equipment and devices in advance of shipping. The Company recognizes the revenue as being earned upon shipment. No deferred revenue was recognized as of December 31, 2025 and December 31, 2024, respectively.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents held at financial institutions may at times exceed insured amounts. The Company believes it mitigates such risk by investing in or through, as well as maintaining cash balances with, with major financial institutions.

*Short-Term Investments*

The appropriate classification of marketable securities is determined at the time of purchase and evaluated as of each reporting balance sheet date. Investments in marketable debt and equity securities classified as available-for-sale are reported at fair value. Fair value is determined using quoted market prices in active markets for identical assets or liabilities or quoted prices for similar assets or liabilities or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Unrealized holding gains and losses for equity securities are recognized in earnings. Unrealized holding gains and losses for available for sale debt securities are recognized in other comprehensive income (loss.) Realized gains and losses and interest and dividends earned are included in other income (expense), net. For individual debt securities classified as available-for-sale securities, the Company determines whether a decline in fair value below the amortized cost basis has resulted from a credit loss or other factors. If the decline below amortized cost is a result of credit loss or the Company will more likely than not be required to sell the security before recovery of its amortized cost basis, the Company will recognize an impairment relating to the decline through an allowance for credit losses. There were no deemed permanent impairments at December 31, 2025 or 2024, respectively.

*Accounts Receivable*

Accounts receivable are reported at their outstanding unpaid principal balances, net of allowances for credit loss. The Company periodically assesses its accounts receivable and other receivables for collectability on a specific identification basis. The Company provides for an allowance for credit loss based on management's estimate of uncollectible amounts considering age, collection history, and other relevant factors.

Payment terms are generally due within 30 days of invoice; however, in limited instances, the Company has entered into arrangements with extended payment terms. The Company writes off accounts receivable against the allowance for credit loss when a balance is determined to be uncollectible. During the years ended December 31, 2025 and 2024, the Company did not write off any accounts receivable balances. The Company did not record an allowance for credit loss as of December 31, 2025 and 2024.

*Inventory*

Inventory consists of finished goods ($73,051 and $99,260 as of December 31, 2025 and 2024, respectively) and components ($58,422 and $75,318 as of December 31, 2025 and 2024, respectively) stated at the lower of cost or net realizable value (NRV) with cost determined on a first-in first-out method.

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS** (cont.)

The Company reviews the composition of inventory at each reporting period to identify obsolete quantities in excess of demand or otherwise non-saleable items. As of December 31, 2025 and 2024, the Company recorded inventory reserves of approximately $16,000 and $0, respectively.

*Patents and Trademarks*

Patents and trademarks are amortized over their estimated useful lives (nineteen years for patents and ten years for trademarks) and are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense related to patents and trademarks was $21,537 and $15,107 for the years ended December 31, 2025 and 2024, respectively. No impairments were identified as of December 31, 2025.

The following table summarizes the gross carrying amount, amortization and the net carrying value at December 31, 2025 and December 31, 2024.

| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Value |
|---|---|---|---|
| **December 31, 2025** | | | |
| Patents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 275,724 | $ (27,008) | $ 248,716 |
| Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 100,984 | (13,651) | 87,333 |
| Total December 31, 2025 . . . . . . . . . . . . . . . . . . . . . . . . . | $ 376,708 | $ (40,659) | $ 336,049 |
| **December 31, 2024** | | | |
| Patents. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 215,782 | $ (13,519) | $ 202,263 |
| Trademarks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 64,067 | (5,603) | 58,464 |
| Total December 31, 2024 . . . . . . . . . . . . . . . . . . . . . . . . . | $ 279,849 | $ (19,122) | $ 260,727 |

*Income Taxes*

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company measures deferred tax assets and liabilities using the enacted tax rates for the years and jurisdictions in which the temporary differences are expected to be recovered. A change to the tax rates used to measure the Company's deferred taxes is recognized in income during the period in which the new rate(s) were enacted.

The Company recognizes deferred tax assets to the extent the Company's assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including the future reversals of existing taxable temporary differences, projected future taxable income exclusive of reversing temporary differences and carryforwards, tax-planning strategies, taxable income in prior carryback years if permitted under tax law, and the results from prior years. If the Company determines it is more likely than not, that all or a portion of a deferred tax asset will not be realized a valuation allowance is recorded with a charge to income tax expense. Alternatively, if the Company determines that all or a portion of a deferred tax asset previously not meeting the more likely than not threshold will be realized, the Company reduces its valuation allowance and recognizes a benefit in income tax expense. As of December 31, 2025 and 2024, the Company maintained a full valuation allowance against its net deferred tax assets.

The Company recognizes and measure uncertain tax benefits in accordance with ASC 740 based on a two-step process in which (1) the Company determines whether it is more likely than not that the tax position will be sustained based on the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS** (cont.)

threshold, the Company recognizes the largest amount of tax benefit that is more than fifty percent likely to be realized upon ultimate settlement with the related tax authority. The Company's policy is to recognize interest and penalties related to uncertain tax positions, if any, in income tax expense.

*Fair Value Measurements*

As defined in ASC 820, *Fair Value Measurements and Disclosures*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). In determining fair value, the Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, and considers assumptions that market participants would use in pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). This hierarchy applies to assets and liabilities measured at fair value on a recurring or nonrecurring basis.

- Level 1:   Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2:   Inputs are observable, either directly or indirectly, other than quoted prices included in Level 1. These inputs may include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable market data.

- Level 3:   Inputs are unobservable and reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The Company's financial assets measured at fair value on a recurring basis consist of U.S. Treasury bills and mutual funds, which are classified within Level 1 of the fair value hierarchy based on quoted prices in active markets. The Company did not have any financial assets or liabilities classified within Level 2 or Level 3 of the fair value hierarchy as of December 31, 2025 or 2024.

*Fair Value of Financial Instruments*

The carrying amounts of cash, short-term investments, accounts receivable, inventory, prepaid expenses, accounts payable and accrued expenses, and other current liabilities approximate their fair values due to the short-term nature of these instruments.

The following table summarizes the amortized cost, unrealized loss and the fair value at December 31, 2025 and 2024:

| | Amortized Cost | Unrealized Gain (Loss) | Fair Value |
|---|---|---|---|
| **December 31, 2025** | | | |
| Short-term investments | $ 3,068,023 | $ 406 | $ 3,068,429 |
| **December 31, 2024** | | | |
| Short-term investments | $ 2,905,951 | $ (513) | $ 2,905,438 |

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS** (cont.)

The following table provides the carrying value and fair value of the Company's financial assets measured at fair value as of December 31, 2025 and 2024:

| | Carrying Value | | Level 1 | | Level 2 | | Level 3 |
|---|---|---|---|---|---|---|---|
| **December 31, 2025** | | | | | | | |
| U.S. Treasury Bill | $ | 2,700,824 | $ | 2,700,824 | $ | — | $ | — |
| Mutual Funds | | 367,605 | | 367,605 | | — | | — |
| Total December 31, 2025 | $ | 3,068,429 | $ | 3,068,429 | $ | — | $ | — |
| **December 31, 2024** | | | | | | | |
| U.S. Treasury Bill | $ | 2,650,225 | $ | 2,650,225 | $ | — | $ | — |
| Mutual Funds | | 255,213 | | 255,213 | | — | | — |
| Total December 31, 2024 | $ | 2,905,438 | $ | 2,905,438 | $ | — | $ | — |

As defined in ASC 820, *Fair Value Measurements and Disclosures*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). This framework applies to both initial and subsequent measurements.

The Company's financial assets measured at fair value on a recurring basis consist solely of U.S. Treasury bills and mutual funds, which are classified as Level 1 under the fair value hierarchy. The Company had no Level 2 or Level 3 assets or liabilities as of December 31, 2025 and 2024.

*Net Loss per Common Share*

Basic loss per common share excludes dilution and is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or otherwise resulted in the issuance of common stock that would share in the earnings of the Company.

Potentially dilutive securities are excluded from the calculation of diluted net loss per share when their effect would be anti-dilutive. Accordingly, basic and diluted loss per share are the same for all periods presented. For all periods presented, certain potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would have been anti-dilutive.

The following table summarizes the securities that would be excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive due to the Company's net loss position even though the exercise price could be less than the most recent fair value of the common shares:

| | Years Ended December 31, | |
|---|---|---|
| | **2025** | **2024** |
| Warrants | — | 2,662,250 |
| Options | 4,113,617 | 3,071,635 |
| Shares to be issued | 298,224 | — |
| Total | 4,441,841 | 5,733,885 |

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS** (cont.)

*Stock-Based Compensation*

The Company applies the provisions of ASC 718, *Compensation — Stock Compensation* (the "guidance"), which requires the measurement and recognition of compensation expense for all stock-based awards granted to employees, including stock options, in the consolidated statements of operations and comprehensive loss.

For stock options issued to employees and members of the Board of Directors, the Company estimates the grant-date fair value of each option using the Black-Scholes option pricing model. This model requires management to make assumptions regarding the expected term of the option, the expected volatility of the Company's common stock over the expected life of the option, risk-free interest rates, and expected dividend yields. For awards subject to service-based vesting conditions, including those with graded vesting schedules, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period, which generally corresponds to the vesting term. Forfeitures are recognized as they occur, rather than being estimated at the grant date.

Pursuant to ASU 2018-07, *Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, the Company accounts for stock options and restricted shares issued to nonemployees in accordance with the guidance. Valuation methods and assumptions for nonemployee awards are consistent with those used for employee awards.

*Research and Development*

Research and development costs are expensed as incurred. For the years ended December 31, 2025 and 2024, the Company recorded approximately $1,083,000 and $1,191,000, respectively, of research and development expenses.

*Equity Method Investments*

The Company accounts for investments in common stock or in-substance common stock that allow it to exercise significant influence over the investee in accordance with ASC 323, *Equity Method and Joint Ventures*. Investments are initially recognized at cost and subsequently adjusted to reflect the Company's share of the investee's earnings or losses in the period in which they are reported.

*Segment Information*

Operating segments are components of an enterprise for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in allocating resources and assessing performance. The Company's CODM is its Chief Executive Officer.

The Company operates as a single operating and reportable segment, focused on the design and development of innovative neurostimulation products. The CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating overall financial performance. Accordingly, the Company has determined that it has one reportable segment.

No other operating segments meet the quantitative thresholds for separate reporting, and the CODM manages the Company's operations and evaluates performance based on consolidated results.

*Recent Accounting Pronouncements*

In August 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-05, *Business Combinations — Joint Venture ("JV") Formations: Recognition and Initial Measurement*. The guidance requires newly formed JVs to apply a new basis of accounting to all contributed net assets, resulting in the initial measurement of contributed net assets under ASC 805-20, *Business Combinations*. The standard is effective for JVs formed on or after January 1, 2025, with early adoption permitted. The adoption of ASU 2023-05 did not have a material impact on the Company's consolidated financial statements.

**NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS** (cont.)

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which enhances the transparency and decision usefulness of income tax disclosures. Adjustments to the annual disclosure of income taxes include: (1) A tabular rate reconciliation comprised of eight specific categories, (2) Incomes taxes paid, disaggregated between significant national, state, and foreign jurisdictions, (3) Eliminates requirements to disclose the nature and estimate of reasonably possible changes to unrecognized tax benefits in the next 12 months or that an estimated range cannot be made, and (4) Adds a requirement to disclose income (or loss) from operations before income tax expense (or benefit) by national and foreign, and income tax expense (or benefit) from operations disaggregated between national, state and foreign. The ASU was effective for public business entities for fiscal years beginning on or after December 15, 2024 with early adoption permitted. The Company adopted ASU 2023-09 for the current year and has elected to apply the standard on a prospective basis. There was no material impact to the Company's financial statements as a result of adopting ASU 2023-09.

The ASU is effective for annual periods beginning after December 15, 2024, for public business entities, with interim disclosure requirements effective for interim periods beginning after December 15, 2025. Early adoption is permitted. The ASU is generally applied on a prospective basis.

The Company adopted ASU 2023-09 for the year ended December 31, 2025. The adoption did not have any materially significant impact on the Company's consolidated financial statements. The Company has updated its income tax disclosures in these consolidated financial statements to reflect the requirements of the ASU, applied on a prospective basis.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*, which allows entities to elect a practical expedient assuming current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset. The standard is effective for annual periods beginning after December 15, 2025, including interim periods, with early adoption permitted. The adoption did not have a material impact on the Company's consolidated financial statements.

*Future Adoption of New Accounting Pronouncements*

In September 2025, the FASB issued ASU 2025-06, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The guidance removes references to software development project stages so that capitalization is based on management authorization, commitment to funding, and probable completion for the intended use. The standard is effective for annual periods beginning after December 15, 2027, including interim periods, with prospective, modified, or retrospective transition methods allowed and early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires additional disaggregated disclosures of certain income statement expense categories. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the effect of adopting this guidance.

All other newly issued but not yet effective accounting pronouncements are considered either not applicable or immaterial to the Company.

## NOTE 4 — ACCRUED EXPENSES

Accrued expenses consist of the following amounts:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Accrued – other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 87,581 | $ 61,415 |
| Accrued settlement liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | — | 89,330 |
| Accrued research and development . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 67,173 | — |
| Accrued bonuses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 488,000 | 240,000 |
|  | $ 642,754 | $ 390,745 |

Accrued bonuses include amounts earned by employees, including the Chief Executive Officer, which are expected to be paid in cash in the subsequent fiscal year. Certain amounts may be voluntarily deferred for cash management purposes.

## NOTE 5 — RELATED PARTY TRANSACTIONS

*Formalized Joint Venture*

On May 31, 2023, the Company formalized an agreement related to the formation of a joint venture established to engage in the clinical development, marketing, sale and distribution of Nexalin's second generation transcranial Alternating Current Stimulation ("tACS") devices ("Gen-2 devices") in China and other countries in the region. The Joint Venture is registered in Hong Kong.

As of the date of this Report, (i) we have no employees or office in China and none of our operations are conducted in China (see subsequent event for formation of China WOFE with minimal activity and immaterial lease); and (ii) the Joint Venture does not maintain any variable interest entity structure or operate any data center in China.

Under the Joint Venture Agreement, Wider was obligated to fund all operations for the initial 12-month period of the Joint Venture, after which Nexalin and Wider plan to jointly fund the Joint Venture's operating expenses in accordance with their pro rata ownership. Annual operating funding, after the 12 month period, has not been material.

The Joint Venture is controlled by a Board of Directors in which Wider is to have sole representation but neither the Company nor Wider has exclusive decision-making ability over day-to-day or significant operational decisions. Wider and Nexalin own 52% and 48% of the Joint Venture, respectively. In accordance with ASC 323 and ASC 810, the Company recognized $(1,048) and $4,851 for the years ended December 31, 2025 and 2024, respectively, on the consolidated statements of operations and comprehensive loss.

The investment in the Joint Venture is accounted for using the equity method of accounting. As of December 31, 2025 and 2024 the Company had an Equity Method Investment of $0 and $864, respectively, recorded on the consolidated balance sheets. The Company invested $96,000 in the joint venture in September 2023 and Wider invested $104,000 (which has been subsequently returned to the Company in 2024). In accordance with ASC 323, the Company uses the equity method of accounting for its investment in the Joint Venture, an unconsolidated entity over which it does not have a controlling interest. The equity method of accounting requires the investment to be initially recorded at cost and subsequently adjusted for the Company's share of equity in the unconsolidated entity's earnings or losses. The Company evaluates the carrying amount of this investment in the Joint Venture for impairment in accordance with ASC 323. If the Company determines that a loss in the value of the investment is other than temporary, the Company writes down the investment to its estimated fair value. Any such losses are recorded to equity in income of unconsolidated entities in the Company's consolidated statements of operations and comprehensive loss. The Company has made an election to classify distributions received from the Joint Venture using the nature of the distribution approach. Distributions received are classified as cash inflows from operating activities based on the nature of the activities of the unconsolidated entity.

**NOTE 5 — RELATED PARTY TRANSACTIONS** (cont.)

During the year ended December 31, 2024, the Company issued 181,818 shares of common stock ($400,000 grant date fair value) to Wider and affiliates of Wider, in satisfaction of obligations pursuant to their collaborative agreement and their continuing research and development efforts. The Company also issued 150,000 to Wider and affiliates of Wider, in 2023 at the time the Company recognized its obligation to issue the shares pursuant to the collaborative agreement. A charge to research and development was recorded in 2024 for the continuing research and development efforts.

During the year ended December 31, 2024, the Company received a distribution of $99,987 from the Joint Venture, which reduced the asset on the Company's consolidated balance sheet. During the years ended December 31, 2025 and 2024, the Company recorded $49,671 and $4,890 in revenue, respectively, from the Joint Venture and Wider on the consolidated statements of operations and comprehensive loss

*U.S. Asian Consulting Group, LLC*

On May 9, 2018, the Company entered into a five-year consulting agreement with U.S. Asian Consulting Group, LLC ("U.S. Asian"). The consulting agreement was extended for an additional period of eight years upon the closing of our initial public offering (expiring September 2030). The agreement was amended effective as of July 1, 2024 ("amended agreement") to expand the services. The two members of U.S. Asian are shareholders in the Company including Marilyn Elson, who is the Company's former controller and Leonard Osser.

In July of 2025, the Company entered into a five-year Transition and Consulting Agreement with Marilyn Elson, the Company's former controller, commencing on her voluntary retirement date of September 30, 2025. Consideration of the above agreement was the issuance of a stock option exercisable into 300,000 shares of the Company's common stock on the grant date and is subject to the terms of the Company's 2023 Equity Incentive Plan, as amended. Fifty (50%) of the option vested immediately, 10% on October 1, 2025, and the remaining 40% on equal increments on each subsequent October 1. Total grant date fair value of the stock option was $335,700 to be recognized over the vesting period.

Pursuant to the consulting agreement, U.S. Asian provides consulting services to the Company with regard to, among other things, corporate development, financing arrangements and international operations. The Company was paying U.S. Asian $10,000 per month for services rendered pursuant to the consulting agreement. The amended agreement calls for a monthly fee of $16,667, a one-time stock grant (of 100,000 shares of common stock, with a grant date fair value of $96,000) and a semi-annual share award equal to $100,000 with the issuance and delivery of shares to take place following the termination/expirations of the consulting agreement. Current common shares earned and not issued as of December 31, 2025 are 298,224 of shares of common stock, per the terms of the agreement. The company recorded approximately $100,000 and $149,000 for the years ended December 31, 2024 and 2025, respectively, of stock compensation related to the semi-annual stock grants earned and approximately $160,000 and $200,000 for the years ended December 31, 2024 and 2025, respectively, related to the monthly cash portion of the consulting agreement.

Leonard Osser was issued 200,000 and 83,333 shares of common stock, respectively as compensation for his 2024 and 2025 services on the Strategic Advisory Board. The Company recorded $192,000 and $80,000 of stock compensation expense for the years ended December 31, 2024 and 2025 respectively. For the year ended December 31, 2024, there was an additional non-cash stock expense recognized of $280,000 for additional compensation expense for a 2023 common stock award to Marilyn Elson in 2024.

*Leases*

Our principal executive office is located at 1776 Yorktown, Suite 550, Houston, Texas 77056. Under ASC 842 "*Leases*", we have a sub-lease (through IIcom Strategic Inc. controlled and owned by our Chief Executive Officer) totaling approximately 4,000 square feet of office space under an operating lease. Management and support staff are located at this location. The initial sub-lease expired in January of 2024. The Company entered into a new sublease for the same parties for additional space, which expired in February 2026, at which time the Company is paying month to month. Pursuant to the sublease, we paid the third-party landlord (not the sub landlord) all direct and indirect rent costs under

**NOTE 5 — RELATED PARTY TRANSACTIONS** (cont.)

the primary lease directly for the leased premises. No additional payments are made to the Chief Executive Officer or the entity controlled by him. Our lease costs for each of the twelve months ended December 31, 2025 and 2024 were approximately $80,000 and $54,000, respectively.

*Officers*

On July 17, 2025, the Company entered into an employment agreement with Justin Van Fleet (the "Employment Agreement"), pursuant to which Mr. Van Fleet agreed to serve as the Chief Financial Officer of the Company, with the first date of employment to commence on August 1, 2025 (the "Commencement Date"). Under the agreement, Mr. Van Fleet will receive an annual base salary of $250,000. He will also receive a onetime grant of (x) 25,000 of shares of the common stock of the Company and (y) a stock option exercisable into 130,435 shares of the Company's common stock on the grant date (grant date fair value of $125,050), each of the shares and stock option are subject to the terms of the Company's 2023 Equity Incentive Plan, as amended. One half of the stock option will vest on the six-month anniversary of the Commencement Date, and the other one half of the option will vest on the one-year anniversary of such date. The Employment Agreement also provides for Mr. Van Fleet to be eligible to receive certain discretionary cash bonus payments.

**NOTE 6 — STOCKHOLDERS' EQUITY**

*Issuance of Common Stock*

During the year ended December 31, 2025, the Company issued an aggregate of 5,882,823 shares of its common stock, as follows:

• 4,090,000 shares of common stock were issued as part of an equity offering, with net proceeds of approximately $4,646,000.

• 691,407 shares of common stock were issued as part of our ATM program, with net proceeds of approximately $524,000.

• 1,101,416 shares of common stock were issued for services in lieu of cash of which 857,247 were issued to outside consultants, 51,459 to certain employees of the Company, and 192,710 to members of the Board of Directors for their services as Board Members. Total compensation of approximately $1,437,000 was recognized for these issuances.

During the year ended December 31, 2024, the Company issued an aggregate of 5,866,961 shares of its common stock, as follows:

• 150,000 shares of common stock were issued to affiliates of Wider in satisfaction of obligations pursuant to their collaborative agreement. A charge to research and development of $750,000 was recorded in 2023 at the time the Company recognized its obligation to issue these shares.

• 181,818 shares of common stock were issued to Wider in consideration of Wider's research and development efforts for which a charge to research and development of $400,000 was recorded in 2024.

• 3,000,000 shares of common stock were issued to investors for net proceeds of $4,516,184.

• 2,535,143 shares of common stock were issued for services in lieu of cash of which 1,492,457 were issued to outside consultants, 200,000 to a related party, 542,500 to certain employees of the Company, and 300,186 to current and former members of the Board of Directors for their services as Board Members. Total compensation of approximately $2,403,000 was recognized for these issuances.

**NOTE 6 — STOCKHOLDERS' EQUITY** (cont.)

*"At-the-Market" Offering*

On October 15, 2025, we entered into an Amendment No. 2 to that certain equity distribution agreement, dated April 29, 2025 (as amended by that certain Amendment No. 1 to the Equity Distribution Agreement, dated May 5, 2025, the "Equity Distribution Agreement") with Maxim Group LLC ("Maxim"), under which we currently have the ability to issue and sell shares of our common stock, from time to time, through Maxim, up to an aggregate offering price of approximately $4,273,000 ("ATM") program. During the year ended December 31, 2025 we sold 691,407 shares of our common stock for approximately $643,000 of gross proceeds. The total commissions and related legal and accounting fees were approximately $119,000 as of December 31, 2025 and we received net proceeds of approximately $524,000.

Subsequent to December 31, 2025 we have sold 1,395,300 shares of our common stock under this program for gross proceeds of approximately $780,000 and net proceeds of approximately $756,000.

As of March 23, 2026, we had remaining capacity to sell up to an additional $2,850,000 worth of common stock under the ATM program.

*Options*

The Company's 2023 Equity Incentive Plan (the "2023 Plan") was approved by our stockholders on November 10, 2023. The Plan originally provided that the maximum number of shares of Common Stock available for the grant of awards under the Plan shall be 1,500,000, subject to adjustment for stock dividends, stock splits or similar events.

The 2023 Plan is administered by the Compensation Committee of the Board of Directors, which may in turn delegate administrative authority to one or more of our executive officers. Under the terms of the 2023 Plan, the Compensation Committee may grant equity awards, including nonqualified stock options and restricted stock to employees, officers, directors, consultants, agents, advisors and independent contractors. The 2023 Plan has been amended, most recently as of July 15, 2025, to increase the number of shares under the Plan to 9,000,000.

Under the terms of the 2023 Plan, the Compensation Committee may grant equity awards, including nonqualified stock options and restricted stock to employees, officers, directors, consultants, agents, advisors and independent contractors.

*2025 Activity*

In addition to options issued disclosed in Note 5 above, during the year ended December 31, 2025 the Company issued stock options exercisable into 645,104 shares of common stock to various employees (315,104 shares) and consultants (330,000 shares).

*2024 Activity*

During the year ended December 31, 2024 the Company issued stock options exercisable into 856,870 shares of common stock to various employees (311,870 shares), consultants (20,000 shares) and board members (525,000 shares).

The amount expensed during the year ended December 31, 2025 and 2024 in the consolidated statements of operations and comprehensive loss related to stock options issued under the 2023 Plan was approximately $1,686,000 and $1,158,000, respectively.

On December 19, 2025, the Board and the Compensation Committee approved the grant of stock options to certain employees and Board members, subject to shareholder approval of an amendment to the Plan to increase the number of shares available for issuance. As of December 31, 2025 and the date of this report, shareholder approval had not been obtained, and therefore no grant date had occurred and no compensation expense has been recognized. The table below does not include 2,400,000 shares underlying stock options that are contingent on the above shareholder approval.

**NOTE 6 — STOCKHOLDERS' EQUITY** (cont.)

The following table presents a summary of stock option award activity during the year ended December 31, 2025:

| | Number of options | Weighted Average Exercise Price | Weighted Average Remaining Life | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding December 31, 2024. . . . . . . . . | 3,071,635 | $ 1.02 | 7.26 | $ — |
| Issued . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 1,075,539 | 1.41 | 4.69 | — |
| Exercised. . . . . . . . . . . . . . . . . . . . . . . . . . | — | — | — | — |
| Expired or cancelled . . . . . . . . . . . . . . . . . . | (33,557) | 0.89 | — | — |
| Outstanding December 31, 2025. . . . . . . . . | 4,113,617 | $ 1.12 | 5.80 | $ — |

The following table provides additional information about stock options that are outstanding and exercisable at December 31, 2025:

| Exercise Price | Outstanding Number of Options | Weighted Average Remaining Life In Years | Exercisable Number of Options |
|---|---|---|---|
| $ 0.66 | 90,620 | $ 3.74 | 30,207 |
| 0.89 | 2,181,208 | 7.50 | 1,649,888 |
| 0.94 | 581,250 | 2.95 | 581,250 |
| 0.96 | 315,104 | 4.66 | 315,104 |
| 1.15 | 430,435 | 4.56 | 180,000 |
| 1.50 | 200,000 | 4.78 | 200,000 |
| 2.95 | 185,000 | 3.99 | 145,000 |
| 3.25 | 130,000 | 2.55 | 130,000 |
| | 4,113,617 | $ 5.80 | 3,231,449 |

The fair value of these stock option awards is estimated as of the grant date using a Black-Scholes option pricing model and the following assumptions: A risk-free interest rate based on the U.S. Treasury yield curve at the date of grant; an expected or contractual term; and expected volatility based on an evaluation of comparable public companies' measures of volatility. Total unrecognized compensation for options as of December 31, 2025 was approximately $603,000. The Company does not anticipate declaring dividends on common shares now or in the near future and has therefore assumed no dividend rate. The following table discloses the assumptions utilized for stock options awarded during each year as follows:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Volatility . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 147.3–194.8% | 103.8–129.2% |
| Expected dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ — | $ — |
| Risk-free interest rate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.68–3.89% | 3.66–4.45% |
| Expected term (years) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3–5 | 5 |

**NOTE 6 — STOCKHOLDERS' EQUITY** (cont.)

*Warrants*

The issuance of warrants to purchase shares of the Company's common stock are summarized as follows:

|  | Number of Warrants | | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding December 31, 2024 | 2,662,250 | $ | 4.15 |
| Issued | — | | — |
| Exercised | — | | — |
| Expired or cancelled | (2,662,250) | | — |
| Outstanding December 31, 2025 | — | $ | — |

**NOTE 7 — COMMITMENTS AND CONTINGENCIES**

*Legal Claims*

The Company is not a party to any material pending legal proceedings other than the matters described below.

**Sarah Veltz v. Nexalin Technology, Inc. et al.**

On January 20, 2021, Plaintiff Sarah Veltz filed a lawsuit in Orange County Superior Court (Case No. 30-2021-01180164-CU-WT-CJC) naming the Company and others as defendants. Plaintiff alleged unpaid wages, including overtime and other benefits, and alleged sexual harassment by the Company's then Chief Executive Officer. She sought compensatory and punitive damages.

On March 12, 2021, the Company filed its answer to the Complaint. A mediation was held on March 5, 2025, resulting in a Confidential Settlement Agreement executed on May 12, 2025. Pursuant to the settlement, the Company paid a confidential amount to Plaintiff, and Plaintiff provided a full release to the Company, its officers, directors, employees, and affiliates. The settlement also includes a mutual release among all defendants. The case has been dismissed.

**Employment Development Department**

The Company engaged in settlement discussions with the California Employment Development Department ("EDD") regarding the classification of certain workers as contractors rather than employees. The total liability initially at issue was approximately $300,000. After petitioning for reassessment, the Company's liability was reduced to approximately $30,000, which was paid in full prior to December 31, 2025. This matter is now fully resolved.

**NOTE 8 — CONCENTRATION OF CREDIT RISK**

*Revenues*

Three customers accounted for 79% of revenues for the year ended December 31, 2025 as set forth below:

| | |
|---|---|
| Customer A | 46% |
| Customer B | 17% |
| Customer C – related party | 16% |

Two customers accounted for 58% of revenues for the year ended December 31, 2024 as set forth below:

| | |
|---|---|
| Customer A | 47% |
| Customer B | 11% |

**NOTE 8 — CONCENTRATION OF CREDIT RISK** (cont.)

*Accounts Receivable*

Two customers accounted for 98% of accounts receivable at December 31, 2025.

| | |
|---|---|
| Customer A – related party | 46% |
| Customer B | 52% |

Three customers accounted for 88% of accounts receivable at December 31, 2024.

| | |
|---|---|
| Customer A | 50% |
| Customer B – related party | 23% |
| Customer C | 15% |

**NOTE 9 — INCOME TAXES**

The Company identifies its federal and Texas state tax returns as its major tax jurisdictions. Federal and state income tax returns for the years 2022 through 2024 remain subject to examination. Management believes that the Company's tax positions and deductions would be sustained upon examination and does not anticipate any adjustments that would materially affect its financial position. Accordingly, no liabilities for uncertain tax positions have been recorded.

As of December 31, 2025, the Company had approximately $31,700,000 of federal net operating loss (NOL) carryforwards for tax reporting purposes (not tax effected). Approximately $7,100,000 will expire in 2027, with the remaining amounts having indefinite carryforward. Under the Tax Cuts and Jobs Act of 2017, certain future carryforwards do not expire. The Company did not have any Federal, state or foreign tax credit carryforwards as of December 31, 2025. The Company has not performed a formal Section 382/383 analysis; however, management believes that its ability to utilize these NOLs and tax credit carryforwards in future periods may be subject to annual limitations due to ownership change provisions under the Internal Revenue Code, which could significantly limit the realization of deferred tax assets.

The Company evaluated recently enacted tax legislation, including provisions commonly referred to as the "One Big Beautiful Bill," which include changes to corporate alternative minimum tax, GILTI, and research and development credits. Based on the Company's current fully reserved net operating losses, management does not expect these legislative changes to have a material effect on the Company's consolidated financial statements for the year ended December 31, 2025.

The following table summarizes income before income taxes, as of December 31,:

| | 2025 | 2024 |
|---|---|---|
| Domestic | $ (8,221,263) | $ (7,607,182) |
| Foreign | — | — |
| Total | $ (8,221,263) | $ (7,607,182) |

The Company's income tax expense (benefit) is as follows as of December 31,:

| | 2025 | 2024 |
|---|---|---|
| U.S. Federal | | |
| State | $ — | $ — |
| Foreign | — | — |
| Current income tax expense (benefit) | — | — |
| U.S. Federal | | |
| State | — | — |
| Foreign | — | — |
| Deferred income tax expense (benefit) | — | — |
| Total income tax expense (benefit) | $ — | $ — |

**NOTE 9 — INCOME TAXES** (cont.)

No cash income tax payments were made during December 31, 2025 and 2024, respectively.

The Company's deferred tax assets, liabilities, and valuation allowances as of December 31, 2025 and 2024 are summarized as follows:

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 6,589,000 | $ 4,999,000 |
| R&D costs | — | 376,000 |
| Accrued bonus | 84,000 | 50,000 |
| Stock-based compensation | 589,000 | 323,000 |
| Total deferred tax assets | 7,262,000 | 5,748,000 |
| Valuation allowance | (7,262,000) | (5,748,000) |
| Net deferred tax assets | $ — | $ — |

We recorded a valuation allowance in the full amount of our net deferred tax assets since realization of such tax benefits has been determined by our management to be less likely than not. The valuation allowance increased by approximately $1,514,000 and $1,830,000 during the years ended December 31, 2025 and 2024, respectively.

The reconciliation of the U.S. Federal statutory tax rate to the effective income tax rate for the year ended December 31, 2025 is as follows:

| | December 31, 2025 | |
| --- | --- | --- |
| Statutory Federal rates | $ (1,726,000) | 21.00% |
| Increase (decrease) in income tax rate resulting from: | | |
| Nondeductible/nontaxable items | | |
| Stock compensation | 88,000 | (1.07) |
| Other nondeductible/nontaxable items | 6,000 | (0.07) |
| State and local income taxes, net of federal taxes | — | — |
| Other, net | | |
| Net operating loss true up | 97,000 | (1.18) |
| Accrued expense true up | 21,000 | (0.26) |
| Valuation allowance | 1,514,000 | (18.42) |
| Effective income tax rate | $ — | —% |

The deferred true ups were related to adjustments in the treatment of prior year accrued bonus and stock based compensation expenses.

A reconciliation of the statutory Federal income tax rate and effective rate for the year ended December 31, 2024 of the provision for income taxes is as follows:

| | 2024 |
| --- | --- |
| Federal statutory blended income tax rates | 21% |
| State statutory income tax rate, net of federal benefit | — |
| Non-deductible R&D costs | — |
| Permanent differences | 3 |
| Change in valuation allowance | (24) |
| Other | — |
| Effective tax rate | —% |

**NOTE 10 — SEGMENT INFORMATION**

The Company operates as a single reportable segment, consisting of the design and development of innovative neurostimulation products. The Company's focus is on treating mental health conditions without reliance on drugs or psychotherapy.

Consistent with its operational structure, the Chief Executive Officer, who serves as the chief operating decision maker (CODM), manages and allocates resources on a consolidated basis. Financial performance is evaluated based on consolidated net loss, which is also the primary measure used to allocate resources, assess operational performance, set targets, forecast results, and guide strategic decisions, including investments in research and development and commercialization activities.

The CODM monitors segment performance using consolidated net loss and total consolidated assets, which are reported on the consolidated statements of operations and balance sheets, respectively. Consolidated net loss is compared against budgeted amounts on a quarterly basis to evaluate performance.

The following table summarizes financial information for the Company's single reportable segment and reconciles to consolidated net loss:

| | For the Year Ended December 31, | |
| --- | --- | --- |
| | **2025** | **2024** |
| Revenue:[b] | | |
| US | $ 111,346 | $ 83,473 |
| International | 190,301 | 85,248 |
| Total Revenue | 301,647 | 168,721 |
| Less: | | |
| Cost of revenues (excluding amortization and depreciation) | 61,373 | 36,593 |
| Research and development expense (excluding share-based compensation expense): | | |
| Clinical trials | 138,933 | 87,492 |
| EDC build | 170,500 | — |
| Halo project | 644,014 | 534,527 |
| SYNC project | 58,813 | 102,565 |
| Other research and development[a] | 71,262 | 66,300 |
| General and administrative and Salaries and benefits expense (excluding stock based compensation and amortization expense) | 3,132,723 | 2,553,459 |
| Amortization | 21,538 | 15,107 |
| Stock based compensation | 3,123,263 | 3,560,509 |
| Professional fees | 1,270,109 | 966,815 |
| Interest income, net | (8,240) | (3,193) |
| Equity in net income from equity method investees | 1,048 | (4,851) |
| Other income | (161,508) | (139,420) |
| Segment net loss | (8,222,181) | (7,607,182) |
| | | |
| Reconciliation of net loss | | |
| Adjustments and reconciling items | — | — |
| Consolidated net loss | $ (8,222,181) | $ (7,607,182) |

(a) Other research and development expenses primarily consist of facilities charges, third party consultant costs, costs related to other product candidates, and other unallocated costs.

(b) Revenue concentrations are reflected in Note 8.

## NOTE 11 — SUBSQUENT EVENTS

In January 2026, we established a wholly foreign-owned enterprise ("WFOE") in the People's Republic of China. The WFOE is wholly owned by the Company and has not commenced operations, generated revenue, or received capital contributions as of the date of this report. The Company entered into an annual office space lease agreement, which is not material.

Subsequent to December 31, 2025, the Company entered into a non-binding memorandum of understanding with GreenLight Ventures, LLC to evaluate a potential strategic collaboration involving the Company's technology. The memorandum of understanding is non-binding, does not create any legally enforceable rights or obligations, and does not require either party to enter into a definitive agreement or consummate any transaction. As of the date of issuance of these consolidated financial statements, no definitive agreement has been executed, and no material commitments or liabilities have been incurred in connection with the memorandum of understanding.

Subsequent to December 31, 2025, the Company entered into a start-up agreement ("SUA") with Lindus Health Limited to support limited clinical trial set-up activities related to a planned pivotal clinical study. The SUA is intended to permit certain preliminary services to commence while a master services agreement and related scope of work are under negotiation. The scope of services under the SUA is limited to trial preparation activities and does not permit the enrollment of patients or the collection of patient data. Under the terms of the SUA, the Company advanced approximately $21,000, which is expected to be applied against amounts due under a definitive agreement, if executed, or reconciled based on services performed if the agreement is terminated. The SUA has a term of up to 60 days and may be terminated by either party upon advance written notice. As of the date of issuance of these financial statements, no master services agreement has been executed, and no material commitments or liabilities exist beyond the amounts paid under the SUA.